As filed with the Securities and Exchange Commission on January 27, 2023

Securities Act Registration No. 333-263060

Investment Company Act Registration No. 811-23783 |

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

[ ]	Pre-Effective Amendment No._

[X]	Post-Effective Amendment No. 2

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]

[X]	Amendment No. 3

(Check appropriate box or boxes.)

OPPORTUNISTIC CREDIT INTERVAL FUND

(Exact Name of Registrant as Specified in Charter)

650 Madison Avenue, 23rd Floor

New York, NY 10022

(Address of Principal Executive Offices)(Zip Code)

Registrant’s Telephone Number, including Area Code: (212) 891-2880

The Corporation Trust Company

Corporation Trust Center, 1209 Orange Street

Wilmington, DE 19801

(Name and Address of Agent for Service)

With copy to:

JoAnn M. Strasser Thompson Hine LLP 41 South High Street, 17th Floor Columbus, OH 43215 (614) 469-3265	Edward Goldthorpe Opportunistic Credit Interval Fund 650 Madison Avenue, 23rd Floor New York, NY 10022 (212) 891-2880

[   ] Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[   ] Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

[   ] Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[   ] Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[   ] Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

[   ] when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

[X] immediately upon filing pursuant to paragraph (b)

[   ] on (date) pursuant to paragraph (b)

[   ] 60 days after filing pursuant to paragraph (a)

[   ] on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[   ] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[   ] This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

[   ] This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

[   ] This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

[X] Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

[   ] Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

[X] Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[   ] A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[   ] Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[   ] Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

[   ] If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

[X] New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

OPPORTUNISTIC CREDIT INTERVAL FUND

PROSPECTUS
JANUARY 27, 2023

Class I Shares (SOFIX)
of Beneficial Interest

Opportunistic Credit Interval Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund’s Class I shares, including a Statement of Additional Information (“SAI”) dated January 27, 2023, has been filed with the Securities and Exchange Commission (“SEC”). The table of contents of the SAI appears on page 43 of this prospectus. The SAI is available upon request and without charge by writing the Fund at c/o SS&C GIDS, Inc., PO Box 219169, Kansas City, MO 64121, or for overnight deliveries 430 W 7th Street, Suite 219246, Kansas City, MO 64105-1407. You may also request a free copy of the Fund’s SAI, annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling the Fund’s transfer agent at 1-833-404-4103 or by visiting https://www.opportunisticcreditintervalfund. The SAI, which is incorporated by reference into (legally made a part of) this prospectus, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objectives. The Fund’s investment objectives are to produce current income and capital appreciation.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, ALPS Distributors, Inc. (the “Distributor”), under the terms of this prospectus, unlimited shares of beneficial interest, at the net asset value (“NAV”) per share. As of January 3, 2023, the NAV per share is $11.46 for Class I shares. Class I shares are not subject to sales charges. The minimum initial investment by a shareholder for Class I shares is $1,000,000. The Fund is offering to sell its shares, on a continuous basis, through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares but will use reasonable efforts to sell the shares. Funds received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account. Assets that cannot be invested promptly in accordance with the Fund’s principal investment strategy will be invested in cash or cash equivalents. During the continuous offering, shares of the Fund will be sold at the next determined NAV. See “Plan of Distribution.”

Price to Public	Current NAV
Maximum Sales Load	None
Proceeds to Registrant	Current NAV

Interval Fund. The Fund conducts quarterly repurchase offers at NAV, of no less than 5% of its outstanding shares. Shareholders will be notified of each quarterly repurchase offer and the date the repurchase offer ends (“Repurchase Request Deadline”). The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline (“Repurchase Pricing Date”). Payment pursuant to the repurchase will be made to the shareholder no more than seven days after the Repurchase Pricing Date. For a discussion of the Fund’s repurchase policies, please refer to “Quarterly Repurchases of Shares” on page 35 of this prospectus.

Use of Leverage. The Fund may employ leverage, including borrowing from banks, in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. For a discussion of the risks associated with the leveraged capital structure, please refer to “Risk Factors – Leverage Risk” on page 22 of this prospectus.

Distributions. The amount of distributions that the Fund may pay, if any, is uncertain. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to its performance, such as from offering proceeds, borrowings and other amounts that are subject to repayment.

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The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

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A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

Certain Risks. Investing in the Fund’s shares involves risks, including the following:

●	Shares of the Fund are not listed on any securities exchange, which makes them inherently illiquid.

●	There is no secondary market for the Fund’s shares, and it is not anticipated that a secondary market will develop.

●	Shares of the Fund are not redeemable. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.

●

Although the Fund will offer to repurchase at least 5% of outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy, the Fund will not be required to repurchase shares at a shareholder’s option nor will shares be exchangeable for units, interests or shares of any security.

●	The Fund is not required to extend, and shareholders should not expect the Fund’s Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares.

●

Regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his, her or its shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn.

●

If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices.

●

The Fund invests a portion of its assets in securities that have speculative characteristics, i.e. lower-rated or unrated debt commonly referred to as junk bonds. See Below Investment Grade Instruments Risk beginning on page 15 of this prospectus.

See “Risk Factors” beginning on page 14 of this prospectus.

Investment Adviser
Mount Logan Management, LLC (the “Adviser” or “Mount Logan”)

Table of Contents

Prospectus Summary	2
Fund Expenses	7
Financial Highlights	8
The Fund	10
Use of Proceeds	10
Investment Objectives, Policies and Strategies	10
Risk Factors	14
Management of the Fund	29
Determination of Net Asset Value	34
Conflicts of Interest	35
Quarterly Repurchases of Shares	35
Distribution Policy	37
Dividend Reinvestment Policy	38
U.S. Federal Income Tax Matters	38
Description of Capital Structure and Shares	39
Anti-Takeover Provisions in the Declaration of Trust	40
Plan of Distribution	40
Legal Matters	42
Reports to Shareholders	42
Householding	42
Independent Registered Public Accounting Firm	42
Table of Contents of the Statement of Additional Information	43
Privacy Notice	44

Opportunistic Credit Interval Fund

January 27, 2023

Prospectus Summary

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors” in this prospectus.

The Fund. Opportunistic Credit Interval Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that will offer to make quarterly repurchases of its shares at NAV. See “Quarterly Repurchases of Shares.” The Fund offers one class of shares, Class I Shares.

Investment Objectives and Policies. The Fund’s investment objectives are to produce current income and capital appreciation.

The Fund seeks to meet its investment objectives by investing primarily in credit-related instruments of North American and European issuers. The Fund defines credit-related instruments as debt, loans, loan participations, credit facility commitments, asset and lease pool interests, mortgage servicing rights, preferred shares, and swaps linked to credit-related instruments. The Fund does not invest in instruments of emerging market issuers. The Fund’s investments will focus on privately originated credit investments as well as secondary credit investments. The Fund invests without restriction as to an instrument’s maturity, structure, seniority, interest rate formula, currency; and without restriction as to issuer capitalization or credit quality. Lower credit quality debt instruments, such as leveraged loans and high yield bonds, are commonly referred to as “junk” bonds. The Fund defines junk bonds as those rated lower than Baa3 by Moody’s Investors Services, Inc. (“Moody’s”) or lower than BBB- by Standard and Poor’s Rating Group (“S&P”), or, if unrated, determined by the Adviser to be of similar credit quality.

Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in credit-related instruments. The Fund defines credit-related instruments as debt, loans, loan participations, credit facility commitments, asset and lease pool interests, mortgage servicing rights, preferred shares, and swaps linked to credit-related instruments.

Investment Strategy.

The Adviser seeks to provide a full credit cycle investment offering with the ability to opportunistically allocate capital to fill the white space created as other capital sources retrench due to both secular and cyclical investing trends. The Adviser considers an investment to be a full credit cycle investment if it is expected to perform well in both favorable economic conditions and unfavorable economic conditions, such as a recession. The Adviser seeks to opportunistically allocate the Fund’s capital by investing in sectors that it believes present the best chances for above-average returns, when compared to similar investments. The Fund will seek to invest throughout the credit cycle and across liquid and illiquid strategies. The Fund’s flexible mandate is expected to allow the Adviser to propose solutions tailored to each borrower’s unique objectives.

The Adviser’s investment philosophy prioritizes establishing downside protection and principal preservation and will seek to generate attractive returns through execution of a differentiated investment approach built upon two broad investment themes: “Special Situations” and “Private Capital.” Private Capital investments focus on capturing an illiquidity premium by investing in structured instruments of borrowers or asset pools that are supported by strong cash flows. Special Situations include opportunities where issuer-specific (idiosyncratic) events or overall market conditions have caused a dislocation between an investment’s market price and the Adviser’s opinion of intrinsic value. The Adviser believes that the Special Situation securities it identifies have an intrinsic measure of downside protection and principal preservation because the securities selected have already declined in value due to transient or temporary bad news, competitive setbacks or similar issuer-specific events. In a somewhat similar vein, the Adviser believes that Private Capital investments also possess an intrinsic measure of downside protection and principal preservation because they are supported by security structure, such as a senior first claim on cash flows, asset pools, and or strong cash flows.

The Adviser seeks to execute its flexible strategy by constructing a portfolio of assets that it believes have favorable risk-return profiles with downside protection and upside potential. The Adviser believes that secular changes have broadly restricted borrower access to traditional capital providers while cyclical market dislocations and industry and company stresses continue to present opportunity for patient, disciplined investors. The Adviser believes that its screening processes will identify securities with above average upside potential when compared to similar investments.

Private Capital: Assets and Strategies

Private Lending & Structured Products

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Private Lending: providing creative financing solutions to borrowers with custom loan documentation. Borrowers in the middle market seek resourceful financing partners that have industry expertise, can provide certainty of execution, and can transact on an expedited timeline. The Adviser seeks a strategy advantage through its ability to pursue senior secured lending to mezzanine (debt with an equity element, such as a warrant or a call option on equity) investments aiming to provide borrowers with one counterparty. Mezzanine financing is a capital resource that sits between (less risky) senior debt and (higher risk) equity that has both debt and equity features. Companies can use mezzanine financing to achieve goals that require capital beyond what senior lenders will extend.

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Primary and secondary structured products: opportunistic investments in non-traditional credit instruments with varying counterparty credit risk. This strategy is based on the Adviser’s assessment of relative value.

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Regulatory capital relief investments: structured financing solutions to mitigate regulatory capital constraints for borrowers. Rising regulatory capital requirements for financial institutions create an opportunity for non-traditional capital providers to structure capital solution programs aimed at mitigating banks’ risk of near-term capital losses in return for insurance-like payments on first loss risk assumption assumed by financial investors.

2	Prospectus | January 27, 2023

Opportunistic Credit Interval Fund

January 27, 2023

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Structured Equity: invests in minority structured convertible preferred equity with significant downside protection through company selection and robust negative controls. This strategy seeks to blend equity-like potential gains with some aspects of downside protection normally associated with debt.

Asset Investing

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Aircraft leasing pools: financing agreements to convey the use of one or more aircraft for a specific time period in return for lease compensation. The strategy focuses on a combination of strong airline passenger growth, high demand for new aircraft, increasing order backlogs and a highly fragmented market provide an attractive investment landscape for opportunistic capital.

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Receivable pools: investments backed by a diverse portfolio of receivables allowing corporations to receive early payment on outstanding invoices, loans and claims. Financing solutions can take the form of asset-based lending, factoring or selective accounts receivable financing. This strategy seeks above-average returns when compared to similar risk investments.

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Renewables investments: financing solutions for the construction and development of renewable energy assets (solar, wind, hydro, tidal, geothermal, and biomass based power facilities). The Adviser anticipates sourcing investment from leading global renewable energy companies to provide credit financing solutions backed by long-term, contracted cash flows.

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Mortgage servicing rights (“MSR”s): investment in contractual rights to perform and control servicing of mortgage loans. Punitive capital treatment of MSRs under Basel III, which increases the risk-weighting of MSRs, has driven banks to reduce MSR exposure and opened an attractive investment opportunity to financial investors with MSR investment expertise and appropriate capital. This strategy is based on the Adviser’s assessment of relative value and interest rate outlook.

Special Situations: Assets and Strategies

Event Driven

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Low levered bank loans: these are primarily secured bank loans with low loan-to-value metrics and selective and prudent financing at the asset level. This is a strategy typically employed during periods of market or sector dislocation or when an individual company’s loans do not reflect their fundamental value.

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Bridge Loans/Revolving Credit Facility: investments in mostly unfunded or partially funded liability instruments with shorter than average duration and advantaged collateral position. This strategy relies on the contingent capital nature and in most cases limited funding requirements of bridges/revolvers to provide investment opportunities with attractive returns.

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Debtor-in-possession (“DIP”) loans: DIP financings to borrowers undergoing financial restructurings under corporate bankruptcy law. DIP financing is unique from other financing methods in that it usually has priority over existing debt, equity, and other claims. This strategy generally benefits from an advantaged collateral position at the top of a borrower’s repayment waterfall and therefore typically has strong downside protection.

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Exit/Rescue financings: opportunistic credit extension to companies in extraordinary financial situations. For example, reorganized Chapter 11 bankrupt debtors use exit financing to pay creditors’ claims and to fund their ongoing operations after bankruptcy. A An example of rescue financing is financing urgently required for a company to remedy or avoid default, provide liquidity to fund ongoing operations, or comply with applicable capital requirement under rules or regulations. This strategy generally benefits from the diminished bargaining power of the borrower.

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Liquidations/Litigations investments: claims in bankrupt, liquidating entities or litigations with strong downside protection and asymmetric risk-reward profiles. As a strategy, investments in liquidation and litigation claims provide opportunities for generating returns that are largely uncorrelated to general market risk and default rates. The long duration of most liquidation and litigation investments make them particularly suitable for patient investors.

Stressed/Distressed Debt

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Non-par syndicated credit investments: investments in credit instruments trading at deep discounts to intrinsic value. Spikes in default rates and significant market corrections often create strategic investment opportunities in broadly syndicated debt markets, where trading prices often differ materially from the Adviser’s view of fundamental value in periods of high volatility.

●	Loan-to-own investments: primary or secondary credit investments with the implied ultimate goal of assuming ownership and/or control of companies.

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Restructuring investments: investments in a broad set of credit instruments in companies undergoing financial reorganization of their liabilities. This strategy seeks to capture returns from significant price dislocations.

The Adviser sells an instrument when a target return has been reached, when its investment outlook becomes unfavorable, or to invest in an instrument with a higher expected return.

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Opportunistic Credit Interval Fund

January 27, 2023

The Fund may employ leverage, including borrowing from banks, in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity.

Investment Adviser. Mount Logan, located at 650 Madison Ave, 23rd Floor, New York, New York, 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser was formed on July 22, 2019 and, as of September 30, 2022, had discretionary assets under management of approximately $1.8 billion. The Adviser is majority owned by Mount Logan Capital, Inc., a Canadian alternative asset management company that is focused on investing in public and private debt securities in the North American market. Mount Logan Capital, Inc., is managed by employees of BC Partners Advisors, L.P. (together with its global affiliates, “BC Partners”). BC Partners is an international investment firm with over $40 billion in assets under management focused on private equity, credit and real estate investments in Europe and North America. BC Partners was founded in 1986 and has offices in London, New York, Paris, and Hamburg.

Management and Incentive Fees. Pursuant to an Investment Advisory Agreement between the Fund and the Adviser (the “Advisory Agreement”), and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components—a base management fee (“Base Management Fee”) and an incentive fee (“Incentive Fee”) as hereinafter set forth.

The Base Management Fee shall be calculated at an annual rate of 1.25% of the Fund’s gross assets, which for purposes of the Advisory Agreement shall be equal to the Fund’s total assets as reflected on its balance sheet. For services rendered under the Advisory Agreement, the Base Management Fee will be payable monthly in arrears. The Base Management Fee will be calculated based on the average daily value of the Fund’s gross assets during such period.

The Incentive Fee shall be calculated and payable quarterly in arrears based on the pre-Incentive Fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-Incentive Fee net investment income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from portfolio companies) accrued by the Fund during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the Base Management Fee, expenses payable under the Administration Agreement to the Administrator, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with pay in kind interest and zero coupon securities), accrued income that the Fund has not yet received in cash. Pre-Incentive Fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-Incentive Fee net investment income, expressed as a rate of return on the value of the Fund’s net assets at the end of the immediately preceding calendar quarter, will be compared to a “hurdle rate” of 1.50% per quarter (6.0% annualized). The Fund’s net investment income used to calculate this part of the Incentive Fee is also included in the amount of its gross assets used to calculate the 1.25% base management fee.

The Fund will pay the Adviser an Incentive Fee with respect to the Fund’s pre-Incentive Fee net investment income in each calendar quarter as follows:

●	No Incentive Fee is payable in any calendar quarter in which the Fund’s pre-Incentive Fee net investment income does not exceed the quarterly hurdle rate of 1.50%;

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100% of the Fund’s pre-Incentive Fee net investment income with respect to that portion of such pre-Incentive Fee net investment income, if any, that exceeds the hurdle rate but is less than 1.7647% in any calendar quarter; this portion of the pre-Incentive Fee net investment income (which exceeds the hurdle but is less than 1.7647%) is referred to herein as the “catch-up.” The “catch-up” is meant to provide the Adviser with 15% of the Fund’s pre-Incentive Fee net investment income as if a hurdle did not apply if this net investment income exceeds 1.7647% in any calendar quarter; and

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15% of the amount of the Fund’s pre-Incentive Fee net investment income, if any, that exceeds 1.7647% in any calendar quarter payable to the Adviser (once the hurdle is reached and the catch-up is achieved, 15% of all pre-Incentive Fee investment income thereafter is allocated to the Adviser). These calculations will be appropriately pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter.

See “Management of the Fund—Investment Adviser” for additional information concerning fees paid to the Adviser.

Expense Limitation Agreement. The Adviser and the Fund have entered into an expense limitation agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed, until at least February 1, 2024, to waive its management fees (excluding any incentive fee) and to pay or absorb the ordinary operating expenses of the Fund (excluding incentive fee, interest, dividends, amortization/accretion and interest on securities sold short, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 2.50% per annum of the Fund’s average daily net assets attributable to Class I shares (the “Expense Limitation”). The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund’s Board of Trustees (the “Board of Trustees”), upon 60 days written notice to the Adviser.

Any waiver by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund – Trustees and Officers.”

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Opportunistic Credit Interval Fund

January 27, 2023

Administrator. BC Partners Management, LLC (the “Administrator”) serves as the administrator for the Fund. See “Management of the Fund – Administrator.”

Transfer Agent. SS&C GIDS, Inc., (the “Transfer Agent” or “GIDS”) serves as the transfer agent of the Fund. See “Management of the Fund – Transfer Agent.”

Custodian. U.S. Bank N.A. (the “Custodian”) serves as the Fund’s custodian, except with respect to certain assets custodied directly by the Fund. See “Management of the Fund - Custodian.”

Closed-End Fund Structure. Closed-end funds differ from open end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will make quarterly repurchase offers to shareholders by offering to repurchase no less than 5% of the shares outstanding at NAV, which is discussed in more detail below. See “Quarterly Repurchases of Shares.” An investment in the Fund is suitable only for investors who can bear the risks associated with the quarterly repurchase offer and should be viewed as a long-term investment. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to continuous out-flows.

Investor Suitability. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers at NAV of no less than 5% of the shares outstanding as of the close of regular business hours on the New York Stock Exchange on the Repurchase Pricing Date. There is no guarantee that a shareholder will be able to sell all of the shares he she or it desires in a quarterly repurchase offer because shareholders, in total, may request the Fund to repurchase more than 5% of the Fund’s shares. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchase offers. The Fund maintains liquid securities, cash or access to a bank line of credit in amounts sufficient to meet quarterly repurchase requests. See “Quarterly Repurchases of Shares.”

Summary of Risks. Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. You assume these risks as a result of the Fund’s direct investments, as well through its investments in pooled investment vehicles. See “Risk Factors.”

●	The Fund is a closed-end investment company;

●	The Fund has a limited history of operations for investors to evaluate;

●	An investment in the Fund involves the risk of possibly losing the entire principal amount invested in the Fund due to unpredictable market conditions;

●	The Fund may be materially affected by market, economic and political conditions globally, including the COVID-19 pandemic, and in the jurisdictions and sectors in which it invests;

●	Increases in interest rates generally will cause the Fund’s fixed-rate debt securities to decline in price;

●	Investments in debt securities with longer terms to maturity are subject to greater volatility than investments in shorter-term obligations;

●	The Fund’s investments in various types of debt securities and instruments may be unsecured or unrated, are subject to the risk of non-payment, and may have speculative characteristics;

●	The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

●	The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

●	Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

●	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

●	Use of PIK and OID securities may provide certain benefits to the Adviser including increasing management fees and incentive compensation.

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The Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of Fund assets;

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The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Fund’s taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation;

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Opportunistic Credit Interval Fund

January 27, 2023

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Subordinated investments in debt have lower priority in right of payment to any higher ranking obligations of the borrower, and the cash flow and assets of the borrower may be insufficient to meet scheduled payments after giving effect to any higher ranking obligations of the borrower;

●

The Fund’s use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and significantly magnify the Fund’s losses in the event of underperformance of the Fund’s investments;

●

The Fund is subject to financial market risks, including changes in interest rates. Because the Fund may use debt to finance investments, changes in interest rates may have a material adverse effect on the Fund’s net investment income;

●

The Fund may invest in pooled investment vehicles, which are subject to their strategy-specific risks such as default risk, leverage risk, derivatives risk and market risk. Fund shareholders will also bear two layers of fees and expenses in connection with investments in pooled investment vehicles. In addition, private pooled investment vehicles are subject to illiquidity risk;

●	“Below investment grade” or “junk” instruments may be particularly susceptible to economic downturns, which could cause losses;

●	The Fund’s NAV may be more volatile because it invests in medium- and small-capitalization companies, which have fewer capital resources and shorter operating histories relative to larger companies;

●	During periods of declining interest rates, borrowers or issuers may exercise their option to prepay principal earlier than scheduled;

●	Certain investments will be exposed to the credit risk of the counterparties with whom the Fund deals;

●

The Fund may be required to pay the Adviser incentive compensation for a quarter even if there is a decline in the value of the Fund’s portfolio or if the Fund incurs a net loss for that quarter because the Adviser is entitled to receive incentive compensation on income regardless of any capital losses;

●

The incentive fee payable by the Fund to the Adviser may create an incentive for the Adviser to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement and may encourage the Adviser to use leverage to increase the return on the Fund’s investments;

●

Foreign securities or other instruments of foreign issuers or borrowers may be traded in undeveloped, inefficient and less liquid markets and may experience greater price volatility and changes in value;

●

The Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV;

●	The Fund may invest in illiquid and restricted securities that may be difficult to dispose of at a fair price when the Fund believes it is desirable to do so;

●

The Adviser depends on the efforts, skills, reputations and business contacts of its key personnel and the loss of the services of any of them could have a material adverse effect on the Fund and could harm the Adviser’s ability to manage the Fund;

●

The Adviser will experience conflicts of interest in connection with the management of the Fund relating to the allocation of the Adviser’s and its investment professionals’ time and resources between the Fund and other investment activities;

●

Payment for quarterly repurchases of shares by the Fund may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover;

●

The Fund is prohibited under the Investment Company Act of 1940, as amended (the “1940 Act”) from participating in certain transactions with certain of its affiliates without the prior approval of a majority of the Fund’s independent Trustees and, in some cases, the SEC;

●	The valuation of securities or instruments that lack a central trading place (such as loans or fixed-income instruments) may carry greater risk than those which trade on an exchange;

●

The Adviser cannot be certain that due diligence investigations with respect to any investment opportunity for the Fund will reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating such investment opportunity, or that its due diligence investigations will result in investments for the Fund being successful;

●

Although the U.S. credit markets are not currently experiencing the same extreme volatility and market disruption as occurred during 2008 to 2009 and early 2020, extreme volatility or market disruption may recur in the future;

●

Disasters, instability in the Middle East, and terrorist attacks in the United States and around the world may result in market volatility, may have long-term effects on the United States and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide;

6	Prospectus | January 27, 2023

Opportunistic Credit Interval Fund

January 27, 2023

●

The recent instability in the financial markets has led the U.S. government to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility. Federal, state, and other governments, their regulatory agencies or self-regulatory organizations may take additional actions that affect the regulation of the securities or structured products in which the Fund invests, or the issuers of such securities or structured products, in ways that are unforeseeable; and

●

To qualify and remain eligible for the special tax treatment accorded to regulated investment companies (“RICs”) and their shareholders under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), the Fund must meet certain source-of-income, asset diversification and annual distribution requirements, and failure to do so could result in the loss of RIC status.

U.S. Federal Income Tax Matters.

The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund generally anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Distribution Policy; Dividend Reinvestment Policy.

The Fund’s distribution policy is to make quarterly distributions of income to shareholders. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the Fund under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

Fund Expenses

Shareholder Transaction Expenses	Class I
Maximum Sales Load (as a percent of offering price)	None
Dividend Reinvestment and Cash Purchase Plan Fees	None

Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees(1)	1.56%
Incentive Fees(2)	0.00%
Shareholder Servicing Expenses	None
Distribution Fee	None
Interest and amortization/accretion on securities sold short(3)	0.00%
Other Expenses(4)	56.53%
Acquired Fund Fees and Expenses	0.80%
Total Annual Expenses	58.89%
Fee Waiver(5)	(55.59)%
Total Annual Expenses (after fee waiver)	3.30%

(1)	Management Fees are based on gross asset for the period ended September 30, 2022.

(2)

The incentive fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the incentive fee to increase to the extent the Fund earns greater interest income through its investments. The incentive fee is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return of the Fund’s adjusted capital, equal to 1.50%, or an annualized hurdle rate of 6%, subject to a “catch-up” feature. See “Management of the Fund—Investment Adviser” for a full explanation of how the incentive fee is calculated.

(3)	Interest and amortization/accretion on securities sold short are for the period ended September 30, 2022.

(4)

Other expenses are based on period ended September 30, 2022. Other expenses include accounting, legal and auditing fees of the Fund, compliance services expenses and fees payable to the Trustees who do not also serve in an executive officer capacity for the Fund or the Adviser.

(5)

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least February 1, 2024, to waive its management fees (excluding any incentive fee) and to pay or absorb the ordinary operating expenses, of the Fund (excluding incentive fee ,interest, dividends, amortization/accretion and interest on securities sold short, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 2.50% per annum of the Fund’s average daily net assets attributable to Class I shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days written notice to the Adviser. Any waiver or by the Adviser is subject to repayment by the Fund within the three (3) years from the date the Adviser waived any payment, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund.”

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Opportunistic Credit Interval Fund

January 27, 2023

The Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about these and other discounts is available from your financial professional and in “Purchasing Shares” starting on page 41 of this prospectus. More information about management fees, incentive fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 29 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return. Because the example assumes a 5.0% annual return, as required by the SEC, no incentive fee would be payable in the current fiscal year:

	1 Year	3 Years	5 Years	10 Years
Class I Shares	$33	$742	$1,014	$1,168

If a shareholder requests repurchase proceeds be paid by wire transfer, such shareholder will be assessed an outgoing wire transfer fee at prevailing rates charged by the Transfer Agent, currently $25. The purpose of the above table is to assist a holder of shares to understand the fees and expenses that such shareholder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

Financial Highlights

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for a single Class I share. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. The information for the period ended September 30, 2022 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s annual report dated September 30, 2022. To request the Fund’s annual report or semi-annual report, please call 1-833-404-4103.

8	Prospectus | January 27, 2023

Opportunistic Credit Interval Fund    Financial Highlights

For a Share Outstanding Throughout the Period Presented

	For the Period July 5, 2022 to September 30, 2022(a)
NET ASSET VALUE, BEGINNING OF PERIOD	$10.00

INCOME/(LOSS) FROM INVESTMENT OPERATIONS
Net investment income(b)	0.05
Net realized and unrealized gain on investments	0.07
Total income from investment operations	0.12

INCREASE/(DECREASE) IN NET ASSET VALUE	0.12
NET ASSET VALUE, END OF PERIOD	$10.12

TOTAL RETURN(c)	1.20%

RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (in 000s)	$2,324

RATIOS TO AVERAGE NET ASSETS(d)
Expenses, gross	58.09	%(e)
Expenses, net of fees waived/expenses reimbursed by Adviser	2.50	%(e)
Net investment income	2.24	%(e)

PORTFOLIO TURNOVER RATE	106	%(f)

(a)	The Fund’s Class I commenced operations on July 5, 2022.

(b)	Per share numbers have been calculated using the average shares method.

(c)

Total returns shown are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distribution, if any. Had the Adviser not absorbed a portion of Fund expenses, total returns would have been lower. Returns shown exclude applicable sales charges.

(d)	Ratios do not include expenses of underlying investment companies and private investment funds in which the Fund invests.

(e)	Annualized.

(f)	Portfolio turnover rate is calculated at the Fund level and represents the period ended September 30, 2022.

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Opportunistic Credit Interval Fund

January 27, 2023

The Fund

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on January 21, 2022. The Fund’s principal office is located at 650 Madison Avenue, 23rd Floor, New York, NY 10022, and its telephone number is (212) 891-2880.

Use of Proceeds

The net proceeds of the continuous offering of shares, after payment of the sales load (if applicable), are invested in accordance with the Fund’s investment objectives and policies (as stated below) as soon as practicable after receipt. There is no minimum threshold amount that must be raised prior to the Fund’s investment of net proceeds. The Adviser paid the Fund’s organizational and offering expenses incurred with respect to its initial offering and the Fund will pay expenses incurred with respect to its continuous offering. Pending investment of net proceeds in accordance with the Fund’s investment objectives and policies, the Fund holds cash or invests in money market or short-term, high quality fixed-income mutual funds. However, the Fund does not anticipate any material delay in fully investing the proceeds from offering shares. Investors should expect, therefore, that before the Fund has fully invested proceeds in accordance with its investment objectives and policies, the Fund’s assets would earn interest income at a modest rate which may be less than the Fund’s distribution rate. As a result, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital. Any invested capital that is returned to the shareholder will be reduced by the Fund’s fees and expenses, as well as the applicable sales load.

Investment Objectives, Policies and Strategies

Investment Objectives and Policies

The Fund’s investment objectives are to produce current income and capital appreciation. These investment objectives may be changed without a vote of the Fund’s shareholders.

The Fund seeks to meet its investment objectives by investing primarily in credit-related instruments of North American and European issuers. The Fund defines credit-related instruments as debt, loans, loan participations, credit facility commitments, asset and lease pool interests, mortgage servicing rights, preferred shares, and swaps linked to credit-related instruments. The Fund’s investments will focus on privately originated credit investments as well as secondary credit investments. The Fund does not invest in instruments of emerging market issuers. The Fund invests without restriction as to an instrument’s maturity, structure, seniority, interest rate formula, currency; and without restriction as to issuer capitalization or credit quality. Lower credit quality debt instruments, such as leveraged loans and high yield bonds, are commonly referred to as “junk” bonds. The Fund defines junk bonds as those rated lower than Baa3 by Moody’s Investors Services, Inc. (“Moody’s”) or lower than BBB- by Standard and Poor’s Rating Group (“S&P”), or, if unrated, determined by the Adviser to be of similar credit quality.

Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in credit-related instruments. The Fund defines credit-related instruments as debt, loans, loan participations, credit facility commitments, asset and lease pool interests, mortgage servicing rights, preferred shares, and swaps linked to credit-related instruments.

The Fund’s SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objectives and Policies.”

The Adviser intends to apply rigorous and deep due diligence to the credit opportunities it assesses. Priorities are expected to include: establishing downside protection and principal preservation through financial and structural protections; seeking to generate attractive returns utilizing the skill and experience of the Adviser’s investment team; and leveraging the Adviser’s and its affiliates’ expertise and network. Deep sector expertise across the entire BC Partners organization is expected to allow the Adviser’s investment team to focus on those opportunities where it can bring a differentiated angle or expertise to increase the potential for attractive risk-adjusted returns.

The Adviser’s Investment Philosophy[1]
Focus on capital preservation	● Preference for secured debt ● Maximize margin of safety through both financial and structural protection
Private equity style investment process

● Long-term focused investment philosophy

● Leverage expertise and network through integrated platform

● Utilize standardized investment memos to reinforce discipline in investment analysis and support repeatable investment process

Flexible and opportunistic

● Seek to generate alpha through market dislocations, relationship advantages, regional expertise and structural documentation

● Flexibility and patience of capital is anticipated to drive attractive risk-adjusted returns

● Ability to invest across the liquidity spectrum

Breadth of resources

● Target primarily developed markets with a focus on North America and Europe

● Opportunistically where BC Partners has industry expertise generating current income and, to a lesser extent, capital appreciation from the investments in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies*

1.	The goals listed above are aspirational in nature and there can be no assurance that these goals will be achieved.

*	Middle market companies are comprised of companies with earnings before interest, taxes, depreciation and amortization of $5 million to $50 million and/or total debt of $25 million to $150 million.

10	Prospectus | January 27, 2023

Opportunistic Credit Interval Fund

January 27, 2023

The Adviser’s Strategy

The Adviser seeks to provide a full credit cycle investment offering with the ability to opportunistically allocate capital to fill the white space created as other capital sources retrench due to both secular and cyclical investing trends. The Adviser considers an investment to be a full credit cycle investment if it is expected to perform well in both favorable economic conditions and unfavorable economic conditions, such as a recession. The Adviser seeks to opportunistically allocate the Fund’s capital by investing in sectors that it believes present the best chances for above-average returns, when compared to similar investments. The Fund will seek to invest throughout the credit cycle and across liquid and illiquid strategies. The Fund’s flexible mandate is expected to allow Adviser to propose solutions tailored to each borrower’s unique objectives.

The Adviser’s investment philosophy prioritizes establishing downside protection and principal preservation and will seek to generate attractive returns through execution of a differentiated investment approach built upon two broad investment themes: “Special Situations” and “Private Capital.” Private Capital investments focus on capturing an illiquidity premium by investing in structured instruments of borrowers or asset pools that are supported by strong cash flows. Special Situations include opportunities where issuer-specific (idiosyncratic) events or overall market conditions have caused a dislocation between an investment’s market price and the Adviser’s opinion of intrinsic value. The Adviser believes that the Special Situation securities it identifies have an intrinsic measure of downside protection and principal preservation because the securities selected have already declined in value due to transient or temporary bad news, competitive setbacks or similar issuer-specific events. In a somewhat similar vein, the Adviser believes that Private Capital investments also possess an intrinsic measure of downside protection and principal preservation because they are supported by security structure, such as a senior first claim on cash flows, asset pools, and or strong cash flows.

The Adviser seeks to execute its flexible strategy by constructing a portfolio of assets that it believes have favorable risk-return profiles with downside protection and upside potential. The Adviser believes that secular changes have broadly restricted borrower access to traditional capital providers while cyclical market dislocations and industry and company stresses continue to present opportunity for patient, disciplined investors. The Adviser believes that its screening processes will identify securities with above average upside potential when compared to similar investments.

Private Capital: Assets and Strategies

Private Lending & Structured Products

●

Private Lending: providing creative financing solutions to borrowers with custom loan documentation. Borrowers in the middle market seek resourceful financing partners that have industry expertise, can provide certainty of execution, and can transact on an expedited timeline. The Adviser seeks a strategy advantage through its ability to pursue senior secured lending to mezzanine (debt with an equity element, such as a warrant or a call option on equity) investments aiming to provide borrowers with one counterparty. Mezzanine financing is a capital resource that sits between (less risky) senior debt and (higher risk) equity that has both debt and equity features. Companies can use mezzanine financing to achieve goals that require capital beyond what senior lenders will extend.

●

Primary and secondary structured products: opportunistic investments in non-traditional credit instruments with varying counterparty credit risk. This strategy is based on the Adviser’s assessment of relative value.

●

Regulatory capital relief investments: structured financing solutions to mitigate regulatory capital constraints for borrowers. Rising regulatory capital requirements for financial institutions create an opportunity for non-traditional capital providers to structure capital solution programs aimed at mitigating banks’ risk of near-term capital losses in return for insurance-like payments on first loss risk assumption assumed by financial investors.

●

Structured Equity: invests in minority structured convertible preferred equity with significant downside protection through company selection and robust negative controls. This strategy seeks to blend equity-like potential gains with some aspects of downside protection normally associated with debt.

Asset Investing

●

Aircraft leasing pools: financing agreements to convey the use of one or more aircraft for a specific time period in return for lease compensation. The strategy focuses on a combination of strong airline passenger growth, high demand for new aircraft, increasing order backlogs and a highly fragmented market provide an attractive investment landscape for opportunistic capital.

●

Receivable pools: investments backed by a diverse portfolio of receivables allowing corporations to receive early payment on outstanding invoices, loans and claims. Financing solutions can take the form of asset-based lending, factoring or selective accounts receivable financing. This strategy seeks above-average returns when compared to similar risk investments.

●

Renewables investments: financing solutions for the construction and development of renewable energy assets (solar, wind, hydro, tidal, geothermal, and biomass based power facilities). The Adviser anticipates sourcing investment from leading global renewable energy companies to provide credit financing solutions backed by long-term, contracted cash flows.

●

Mortgage servicing rights (“MSR”s): investment in contractual rights to perform and control servicing of mortgage loans. Punitive capital treatment of MSRs under Basel III, which increases the risk-weighting of MSRs, has driven banks to reduce MSR exposure and opened an attractive investment opportunity to financial investors with MSR investment expertise and appropriate capital. This strategy is based on the Adviser’s assessment of relative value and interest rate outlook.

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Opportunistic Credit Interval Fund

January 27, 2023

Special Situations: Assets and Strategies

Event Driven

●

Low levered bank loans: these are primarily secured bank loans with low loan-to-value metrics and selective and prudent financing at the asset level. This is a strategy typically employed during periods of market or sector dislocation or when an individual company’s loans do not reflect their fundamental value.

●

Bridges Loans/Revolving Credit Facility: investments in mostly unfunded or partially funded liability instruments with shorter than average duration and advantaged collateral position. This strategy relies on the contingent capital nature and in most cases limited funding requirements of bridges/revolvers to provide investment opportunities with attractive returns.

●

Debtor-in-possession (“DIP”) loans: DIP financings to borrowers undergoing financial restructurings under corporate bankruptcy law. DIP financing is unique from other financing methods in that it usually has priority over existing debt, equity, and other claims. This strategy generally benefits from an advantaged collateral position at the top of a borrower’s repayment waterfall and therefore typically has strong downside protection.

●

Exit/Rescue financings: opportunistic credit extension to companies in extraordinary financial situations. For example, reorganized Chapter 11 bankrupt debtors use exit financing to pay creditors’ claims and to fund their ongoing operations after bankruptcy. An example of rescue financing is financing urgently required for a company to remedy or avoid default, provide liquidity to fund ongoing operations, or comply with applicable capital requirement under rules or regulations. This strategy generally benefits from the diminished bargaining power of the borrower.

●

Liquidations/Litigations investments: claims in bankrupt, liquidating entities or litigations with strong downside protection and asymmetric risk-reward profiles. As a strategy, investments in liquidation and litigation claims provide opportunities for generating returns that are largely uncorrelated to general market risk and default rates. The long duration of most liquidation and litigation investments make them particularly suitable for patient investors.

Stressed/Distressed Debt

●

Non-par syndicated credit investments: investments in credit instruments trading at deep discounts to intrinsic value. Spikes in default rates and significant market corrections often create strategic investment opportunities in broadly syndicated debt markets, where trading prices often differ materially from the Adviser’s view of fundamental value in periods of high volatility.

●	Loan-to-own investments: primary or secondary credit investments with the implied ultimate goal of assuming ownership and/or control of companies.

●

Restructuring investments: investments in a broad set of credit instruments in companies undergoing financial reorganization of their liabilities. This strategy seeks to capture returns from significant price dislocations.

The Adviser sells an instrument when a target return has been reached, when its investment outlook becomes unfavorable, or to invest in an instrument with a higher expected return.

The Fund may employ leverage, including borrowing from banks, in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, consisting of money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U. S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objectives. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s Portfolio Managers are subjective.

The Fund has no intent to use leverage through issuing preferred shares during the next twelve months. However, the Board of Trustees may decide to issue preferred shares in the future, subject to the asset coverage requirements of the 1940 Act, which generally require that the Fund have asset coverage of at least 200% of the issue size. The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares, as permitted under the 1940 Act. In addition, the Fund may be deemed to incur economic leverage embedded in instruments in which it may invest.

12	Prospectus | January 27, 2023

Opportunistic Credit Interval Fund

January 27, 2023

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.

The Fund may co-invest in certain private placement transactions, with other funds managed by the Adviser or affiliates of the Adviser pursuant to an SEC exemptive order. The order is subject to certain conditions, such as that co-investments be made in a manner consistent with the Fund’s investment objectives, positions, policies, strategies and restrictions, as well as regulatory requirements, and are allocated fairly among participants.

Investment Process

The Adviser’s investment process is represented by the process schematic below and described in more detail in the descriptions that follow.

The Adviser follows a robust and structured investment process from sourcing through execution, monitoring and exit, utilizing standardized investment memos to reinforce investment discipline and support repeatable investment processes. Investment decisions are made by an Investment Committee.

Deal Sourcing

The Adviser’s sourcing capabilities are supported by relationships across the credit, private equity and real estate platforms with intermediaries, advisors, corporations, funds, financial institutions, sponsors, and management teams. The Adviser anticipates that its access to proprietary deal flow will be strengthened by its integration with BC Partners’ investment platforms and the flow of information between the private equity and credit sides of the BC Partners affiliate group. The Adviser seeks to position itself as a solution provider for financial institutions and businesses with the ability to provide expertise in both financial structuring and value creation. The Adviser utilizes three complementary sourcing channels to access proprietary investment deals and evaluate risk-reward opportunities.

The Adviser seeks to proactively identify companies across various industries and sectors who may be potential attractive borrowers. During weekly idea meetings, the team discusses in-depth and timely market intelligence with a focus on borrowers who may have inadequate access to capital or whose fundamentals are not priced appropriately by the broader market. The team also benefits from established relationships with sponsors, entrepreneurs and management teams honed over decades of operating in the credit markets. This may include strategic partners with whom an affiliate has engaged to source and service certain asset classes, or other credit firms with complimentary strategies.

BC Partners’ Private Equity business also provides the Adviser with access to the broader BC Partners network built up over 30 years of investing in the private markets. This network includes CEOs, entrepreneurs, business founders and senior advisors with experience at the highest levels across a broad range of both sector and geographies. Access to this network can help the Advisor position itself as the partner of choice for businesses seeking not just financial support but knowledge and expertise to add value.

Furthermore, the Adviser’s investment team have networks of legal and financial advisors and intermediaries, who play an important role in the continuous sourcing of opportunities.

Opportunity Review Process

The Adviser’s standard review process includes two stages, an “Initial Credit Review” and a “Full Credit Review” which are described below. In general, these two stages are representative of the opportunity review process. However, in the event of certain market driven situations, it may be necessary to move on an expedited timeline in which case the Initial Credit Review stage may be abbreviated or eliminated. In any event, and under any timeline, all opportunities require Investment Committee approval before proceeding to execution.

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Opportunistic Credit Interval Fund

January 27, 2023

Initial Credit Review

After an attractive and actionable investment opportunity has been identified, the Adviser team performs initial diligence which includes high level credit analysis and a more in-depth assessment of actionability. An initial investment idea and, as applicable, a preliminary set of deal terms along with a proposed potential structure is determined and presented along with the initial diligence findings in a standardized investment memo or “ICR.” The ICR contents varies depending on the opportunity being presented and may include: (i) an overview of the opportunity, situation and investment thesis including any unique angle that the Adviser may have; (ii) a preliminary assessment of the business fundamentals (such as competitive position and financial performance) and valuation; and (iii) a summary of the opportunity’s attractions and areas of concern for further consideration.

Full Credit Review

Following approval from the ICR stage, the Adviser proceeds to Full Credit Review which includes a detailed fundamental credit analysis and an absolute and relative risk-reward assessment. An in-depth, private equity style fundamental analysis of the opportunity is performed to allow the Adviser to assess the target’s intrinsic and future value. A more detailed standardized investment memo or “Final Investment Memorandum” is prepared and circulated to the members of the Adviser’s Investment Committee for review, discussion and final approval to invest. Depending on what type of opportunity is being reviewed, the Final Investment Memo contents may include an in-depth assessment of the deal situation, management team, business fundamentals, legal documentation analysis and market positioning along with updated valuations and return projections. Upon receiving the approval of the Investment Committee, the team proceeds to execute the investment.

Monitoring

Throughout the investment hold period the Adviser performs ongoing monitoring to ensure the investment remains on track to achieve its return target. Formalized ongoing processes are established to monitor investments and include full portfolio reviews by the Adviser on a quarterly basis, ongoing assessments of fund-level risk-reward profiles and comprehensive scenario sensitivities. At the investment level, the Adviser performs frequent assessments of both risk-reward and covenant package compliance as well as ongoing stress testing scenarios and maintains an active dialogue with the portfolio company and/or industry participants as appropriate. The Adviser remains engaged with BC Partners and affiliates (when appropriate) and other industry experts throughout the life of the investment to remain informed about developments that may impact the investment. The Adviser believes that active and engaged management of its investments facilitates early identification of potential problems which may enable the Adviser to structure constructive solutions.

Value Creation

As appropriate, the Adviser engages with portfolio company management on value-add initiatives, with the support of BC Partners and affiliates with access to the intellectual capital of the BC Partner’s networks. These initiatives could include helping businesses develop best practices, implementing volume buying or effecting other synergies with the broader BC Partners’ portfolio, improving management information systems/reporting or delivering agreed business improvements, such as working capital reductions or process changes. In a restructuring or default situation, the Adviser will seek to drive or influence negotiations to maximize recovery.

Exit

The Adviser actively monitors the investment and market conditions to determine if an opportunity exists to exit an investment. When the Adviser determines the time is right to exit, either because the initial return target has been met, or because changing circumstances suggest that it may be appropriate to exit without having achieved the return target, the team seeks the approval of the Investment Committee.

Risk Factors

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund, you should consider carefully the following risks the Fund faces, together with the other information contained in the prospectus. If any of these risks discussed in this prospectus occurs, the Fund’s results of operations could be materially and adversely effected. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors before deciding whether to invest in the Fund.

Adviser’s Analysis Risk

The Adviser seeks to conduct reasonable and appropriate due diligence based on the facts and circumstances applicable to each investment. When conducting due diligence and making an assessment regarding an investment for the Fund, the Adviser relies on available resources, including information provided by the target of the investment and, in some circumstances, third-party investigations. As a result, the due diligence process may at times be subjective with respect to recently organized companies for which only limited information is available. Accordingly, the Adviser cannot be certain that due diligence investigations with respect to any investment opportunity for the Fund will reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating such investment opportunity, or that its due diligence investigations will result in investments for the Fund being successful. There can be no assurance that the projected results of an investment opportunity will be achieved for the Fund, and actual results may vary significantly from the projections. General economic, natural, and other conditions, which are not predictable, can have an adverse impact on the reliability of such projections. Assumptions or projections about asset lives; the stability, growth, or predictability of costs; demand; or revenues generated by an investment or other factors associated therewith may, due to various risks and uncertainties including those described herein, differ materially from actual results.

14	Prospectus | January 27, 2023

Opportunistic Credit Interval Fund

January 27, 2023

Below Investment Grade Instruments Risk

The Fund may invest in debt securities and instruments that are rated “below investment grade” or “junk” by recognized rating agencies or will be unrated and face ongoing uncertainties and exposure to adverse business, financial or economic conditions and the issuer’s failure to make timely interest and principal payments. Such securities and instruments are generally not exchange-traded and, as a result, trade in the over-the-counter (“OTC”) marketplace, which is less transparent than the exchange-traded marketplace. In addition, the Fund may invest in bonds of issuers that do not have publicly traded equity securities, making it more difficult to hedge the risks associated with such investments. The Fund’s investments in “below investment grade” or “junk” instruments expose it to a substantial degree of credit risk and interest rate risk. The market for high yield securities has recently experienced periods of significant volatility and reduced liquidity. The market values of certain of these lower-rated and unrated debt investments tend to reflect individual corporate developments to a greater extent and tend to be more sensitive to economic conditions than those of higher-rated investments, which react primarily to fluctuations in the general level of interest rates. Companies that issue such securities are often highly leveraged and may not have available to them more traditional methods of financing. Major economic recessions such as those recently (and in some cases, currently) experienced globally may disrupt severely the market for such securities, and may have an adverse impact on the value of such securities and the ability of the issuers of such securities to repay principal and interest thereon, thereby increasing the incidence of default of such securities. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the value and liquidity of these high yield debt securities.

Closed-End Structure Risk

The Fund is a closed-end investment company. It is designed for long-term investors and not as a trading vehicle.

Co-Investment Transactions Risk

As a registered closed-end fund, the Fund is subject to certain regulatory restrictions in making investments. For example, registered closed-end funds generally are not permitted to co-invest with certain affiliated entities in transactions originated by the registered closed-end fund or its affiliates in the absence of an exemptive order from the SEC. However, registered closed-end funds are permitted to, and may, simultaneously co-invest in transactions where price is the only negotiated term. On October 23, 2018, the SEC issued an exemptive order to an affiliate of the Adviser that permits the Fund to co-invest, subject to the satisfaction of certain conditions, in certain private placement transactions, alongside other funds managed by affiliates, and any future funds that are advised by affiliated investment advisers. Under the terms of the exemptive order, in order for the Fund to participate in a co-investment transaction a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Fund’s Independent Trustees must conclude that (i) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching with respect of the Fund or its shareholders on the part of any person concerned, and (ii) the proposed transaction is consistent with the interests of the Fund’s shareholders and is consistent with the Fund’s investment objectives and strategies and certain criteria established by the Fund’s Board of Trustees.

The Fund relies, in part, on affiliates to assist with identifying and executing upon investment opportunities and on the Fund’s Board of Trustees to review and approve the terms of the Fund’s participation in co-investment transactions with affiliates. Affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of affiliates and their officers and employees will not be devoted exclusively to the Fund’s business, but will be allocated between the Fund and such other business activities of affiliates in a manner that deemed necessary and appropriate.

The Adviser and individuals employed by it are not generally prohibited from raising capital for and managing other investment entities that make the same types of investments that the Fund targets. As a result, the time and resources that these individuals may devote to the Fund may be diverted. In addition, the Fund may compete with any such investment entity for the same investors and investment opportunities. Affiliates of the Adviser, whose primary business includes the origination of investments, engage in investment advisory business with accounts that compete with the Fund.

Competition for Investment Opportunities Risk

The activity of identifying, completing and realizing the types of investment opportunities targeted by the Adviser for the Fund is highly competitive and involves a significant degree of uncertainty. The Fund competes for investment opportunities with other investment companies and private investment vehicles, as well as the public debt markets, individuals and financial institutions, including investment banks, commercial banks and insurance companies, business development companies, strategic industry acquirers, hedge funds and other institutional investors, investing directly or through affiliates. Over the past several years, a number of such investment vehicles have been formed (and many such existing entities have grown in size). Additional entities with similar investment objectives may be formed in the future by other unrelated parties. It is possible that competition for appropriate investment opportunities may increase, thus reducing the number of opportunities available to the Fund. Such supply-side competition may adversely affect the terms upon which investments can be made by the Fund. Moreover, transaction sponsors unaffiliated with the Fund or the Adviser may be reluctant to present investment opportunities to the Fund because of its affiliation with the Adviser. There can be no assurance that the Adviser will be able to locate and complete investments which satisfy the Fund’s primary investment objectives or to realize upon their values.

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Opportunistic Credit Interval Fund

January 27, 2023

Complex Transactions/Contingent Liabilities/Guarantees and Indemnities Risk

The Adviser may pursue complex investment opportunities for the Fund, which may involve substantial business, regulatory or legal complexity. Such complexity presents risks, as such transactions can be more difficult, expensive and time-consuming to finance and execute; it can be more difficult to manage or realize value from the assets acquired in such transactions; and such transactions sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities. Additionally, in connection with certain transactions, the Fund may be required to make representations about the business and financial affairs of a portfolio company, provide guarantees in respect of payments by portfolio companies and other third parties and provide indemnities against losses caused by portfolio companies and other third parties. The Fund may also be required to indemnify the purchasers of such investment to the extent that any such representations are inaccurate. These arrangements may result in the incurrence of contingent liabilities by the Fund, even after the disposition of an investment and ultimately in material losses.

Conflicts of Interest Risk

The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) manage the assets of and/or provide advice to individual accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s or its affiliates’ clients, the pooled investment vehicles in which the Fund invests and the asset managers to such pooled investment vehicles.

The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) will experience conflicts of interest in connection with the management of the Fund relating to the allocation of the Adviser’s time and resources between the Fund and other investment activities; the allocation of investment opportunities by the Adviser and its affiliates (including client accounts managed by affiliates of the Adviser); compensation to the Adviser; services that may be provided by the Adviser, its investment professionals and its affiliates to issuers in which the Fund invests; investment by the Fund and other clients of the Adviser, subject to the limitations of the 1940 Act; the formation of additional investment funds by the Adviser or its affiliates; differing recommendations given by the Adviser to the Fund versus other clients of the Adviser and its affiliates; the Adviser’s use of information gained from issuers in the Fund’s portfolio investments by other clients, subject to applicable law; and restrictions on the Adviser’s use of non-public information with respect to potential investments by the Fund. The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain issuers or other investment opportunities, which information may be material. As a result of the federal and state securities laws’ prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss (actual or potential) to the Fund. See “Conflicts of Interest.”

Convertible Securities Risk

Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally: (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities; (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics; and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income instrument. Generally, the amount of the premium decreases as the convertible security approaches maturity. Although under normal market conditions longer-term convertible debt securities have greater yields than do shorter-term convertible debt securities of similar quality, they are subject to greater price fluctuations.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objectives.

16	Prospectus | January 27, 2023

Opportunistic Credit Interval Fund

January 27, 2023

Counterparty Risk

Certain Fund investments will be exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. In the case of any such bankruptcy, the Fund might recover, even in respect of property specifically traceable to the Fund, only a pro rata share of all property available for distribution to all of the counterparty’s customers and counterparties. Such an amount may be less than the amounts owed to the Fund. Such events would have an adverse effect on the NAV of the Fund. Certain counterparties may have general custody of, or title to, the Fund’s assets (including, without limitation the Custodian). The failure of any such counterparty may result in adverse consequences to the NAV of the Fund.

The Fund’s investments may be structured through the use of OTC options and swaps or other indirect investment transactions. Such transactions may be entered into with a small number of counterparties resulting in a concentration of counterparty risk. The exercise of counterparty rights under such arrangements, including forced sales of securities, may have a significant adverse impact on the Fund and its NAV.

Credit Risk

The Fund’s debt investments will be subject to the risk of non-payment of scheduled interest or principal by the Borrowers with respect to such investments. Such non-payment would likely result in a reduction of income to the Fund and a reduction in the value of the debt investments experiencing non-payment.

Although the Fund may invest in investments that the Adviser believes are secured by specific collateral, the value of which may exceed the principal amount of the investments at the time of initial investment, there can be no assurance that the liquidation of any such collateral would satisfy the Borrower’s obligation in the event of non-payment of scheduled interest or principal payments with respect to such investment, or that such collateral could be readily liquidated. In addition, in the event of bankruptcy of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing an investment. Under certain circumstances, collateral securing an investment may be released without the consent of the Fund. The Fund may also invest in high yield instruments and other unsecured investments, each of which involves a higher degree of risk than senior loans. The Fund’s right to payment and its security interest, if any, may be subordinated to the payment rights and security interests of more senior creditors. Certain of these investments may have an interest-only payment schedule, with the principal amount remaining outstanding and at risk until the maturity of the investment. In this case, a portfolio company’s ability to repay the principal of an investment may be dependent upon a liquidity event or the long-term success of the company, the occurrence of which is uncertain.

Companies in which the Fund invests could deteriorate as a result of, among other factors, an adverse development in their business, a change in the competitive environment or an economic downturn. As a result, companies that the Fund expected to be stable may operate, or expect to operate, at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or maintain their competitive position, or may otherwise have a weak financial condition or be experiencing financial distress.

Debt Securities Risk

When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Derivatives Risk

The Fund’s derivative investments have risks, including: the imperfect correlation between the value of such instruments and the underlying assets of the Fund, which creates the possibility that the loss on such instruments may be greater than the gain in the value of the underlying assets in the Fund’s portfolio; the loss of principal; the possible default of the other party (or counterparty) to the transaction; and illiquidity of the derivative investments. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative contract would typically be terminated at its fair market value. If the Fund is owed this fair market value in the termination of the derivative contract and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty, and will not have any claim with respect to the underlying security.

The counterparty risk for cleared derivative transactions is generally lower than for uncleared OTC derivatives since generally a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties’ performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that the clearing house, or its members, will satisfy its obligations to the Fund.

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Opportunistic Credit Interval Fund

January 27, 2023

Certain of the derivative investments in which the Fund may invest may, in certain circumstances, give rise to a form of financial leverage, which may magnify the risk of owning such instruments. Furthermore, the ability to successfully use derivative investments depends on the ability of the Adviser to predict pertinent market movements, which cannot be assured. Thus, the use of derivative investments to generate income, for hedging, for currency or interest rate management or other purposes may result in losses greater than if they had not been used, may require the Fund to sell or purchase portfolio securities at inopportune times or for prices below or above the current market values, may limit the amount of appreciation the Fund can realize on an investment or may cause the Fund to hold a security that it might otherwise want to sell. In addition, there may be situations in which the Adviser elects not to use derivative investments that result in losses greater than if they had been used. Amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to the Fund’s derivative investments would not be available to the Fund for other investment purposes, which may result in lost opportunities for gain.

OTC derivatives may be more difficult to purchase, sell or value than other investments. Although both OTC and exchange-traded derivatives markets may experience a lack of liquidity, OTC non-standardized derivative transactions are generally less liquid than exchange-traded instruments. The illiquidity of the derivatives markets may be due to various factors, including congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. In addition, the liquidity of a secondary market in an exchange-traded derivative contract may be adversely affected by “daily price fluctuation limits” established by the exchanges which limit the amount of fluctuation in an exchange-traded contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open positions. Prices have in the past moved beyond the daily limit on a number of consecutive trading days. If it is not possible to close an open derivative position entered into by the Fund, the Fund would continue to be required to make cash payments of variation (or mark-to-market) margin in the event of adverse price movements. In such a situation, if the Fund has insufficient cash, it may have to sell portfolio securities to meet variation margin requirements at a time when it may be disadvantageous to do so. The absence of liquidity may also make it more difficult for the Fund to ascertain a market value for such instruments. The inability to close derivatives transactions positions also could have an adverse impact on the Fund’s ability to effectively hedge its portfolio. OTC derivatives that are not cleared are also subject to counterparty risk, which is the risk that the other party to the contract will not fulfill its contractual obligation to complete the transaction with the Fund. If a counterparty were to default on its obligations, the Fund’s contractual remedies against such counterparty may be subject to bankruptcy and insolvency laws, which could affect the Fund’s rights as a creditor (e.g., the Fund may not receive the net amount of payments that it is contractually entitled to receive). In addition, the use of certain derivatives may cause the Fund to realize higher amounts of income or short-term capital gains (generally taxed at ordinary income tax rates).

The derivatives markets have become subject to comprehensive statutes, regulations and margin requirements. In particular, in the United States the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) regulates the OTC derivatives market by, among other things, requiring many derivative transactions to be cleared and traded on an exchange, expanding entity registration requirements, imposing business conduct requirements on dealers and requiring banks to move some derivatives trading units to a non-guaranteed affiliate separate from the deposit-taking bank or divest them altogether. Rulemaking proposed or implemented under the Dodd-Frank Act could potentially limit or completely restrict the ability of the Fund to use these instruments as a part of its investment strategy, increase the costs of using these instruments or make them less effective. Limits or restrictions applicable to the counterparties with which the Fund engages in derivative transactions could also prevent the Fund from using these instruments or affect the pricing or other factors relating to these instruments, or may change availability of certain investments.

The Fund’s investments in regulated derivatives instruments, such as swaps, futures and options, may be subject to maximum position limits established by the U.S. Commodity Futures Trading Commission (the “CFTC”) and U.S. and foreign futures exchanges. Under the exchange rules all accounts owned or managed by advisers, such as the Adviser, their principals and affiliates generally are combined for position limit purposes. In order to comply with the position limits established by the CFTC and the relevant exchanges, the Adviser may in the future reduce the size of positions that would otherwise be taken for the Fund or not trade in certain markets on behalf of the Fund in order to avoid exceeding such limits. A violation of position limits by the Adviser could lead to regulatory action resulting in mandatory liquidation of certain positions held by the Adviser on behalf of the Fund. There can be no assurance that the Adviser will liquidate positions held on behalf of all the Adviser’s accounts in a proportionate manner or at favorable prices, which may result in substantial losses to the Fund. Such policies could affect the nature and extent of derivatives use by the Fund.

Equity Securities Risk or Warrants Risk Incidental to Investments in Loans and Fixed-Income Instruments

From time to time, the Fund also may invest in or hold common stock and other equity securities or warrants incidental to the purchase or ownership of a loan or fixed-income instrument or in connection with a reorganization of a Borrower or issuer. Investments in equity securities incidental to investments in loans or fixed-income instruments entail certain risks in addition to those associated with investments in loans or fixed-income instruments. The value of equity securities, including common stock, preferred stock and convertible stock, will fluctuate in response to factors affecting the particular company, as well as broader market and economic conditions. Moreover, in the event of a company’s bankruptcy, claims of certain creditors, including bondholders, will have priority over claims of common stockholders and are likely to have varying types of priority over holders of preferred and convertible stock. These risks may increase fluctuations in the Fund’s NAV. The Fund frequently may possess material non-public information about a Borrower or issuer as a result of its ownership of a loan or fixed-income instrument of a Borrower or issuer. Because of prohibitions on trading securities while in possession of material non-public information, the Fund might be unable to enter into a transaction in a security of the Borrower or issuer when it would otherwise be advantageous to do so.

18	Prospectus | January 27, 2023

Opportunistic Credit Interval Fund

January 27, 2023

Event Driven Investing Risk

The Fund may invest in companies in expectation of a specific event or catalyst, which may be external (e.g., a macro event impacting relevant markets) or an event that is idiosyncratic to the company (e.g., a Chapter 11 filing). Such event-driven investing requires the investor to make predictions about (i) the likelihood that an event will occur and (ii) the impact such event will have on the value of the Fund’s investment in the relevant company. If the event fails to occur or it does not have the effect foreseen, losses can result. For example, the adoption of new business strategies or completion of asset dispositions or debt reduction programs by a company may not be valued as highly by the market as the Adviser had anticipated, resulting in losses. In addition, a company may announce a plan of restructuring which promises to enhance value and fail to implement it, resulting in losses to investors. In liquidations and other forms of corporate reorganization, the risk exists that the reorganization either will be unsuccessful, will be delayed or will result in a distribution of cash or a new security, the value of which will be less than the purchase price to the Fund of the investment in respect of which such distribution was made.

Fixed-Income Instruments Risk

The Fund invests in loans and other types of fixed-income instruments and securities. Such investments may be secured, partially secured or unsecured and may be unrated, and whether or not rated, may have speculative characteristics. The market price of the Fund’s investments will change in response to changes in interest rates and other factors. Generally, when interest rates rise, the values of fixed-income instruments fall, and vice versa. In typical interest rate environments, the prices of longer-term fixed-income instruments generally fluctuate more than the prices of shorter-term fixed-income instruments as interest rates change. These risks may be greater in the current market environment because certain interest rates are near historically low levels. The obligor of a fixed-income instrument may not be able or willing to pay interest or to repay principal when due in accordance with the terms of the associated agreement. An obligor’s willingness and ability to pay interest or to repay principal due in a timely manner may be affected by, among other factors, its cash flow. Commercial bank lenders may be able to contest payments to the holders of other debt obligations of the same obligor in the event of default under their commercial bank loan agreements. See also “Risks Factors—Credit Risk.”

The Fund invests in loans and other similar forms of debt. Such forms of indebtedness are different from traditional debt securities in that debt securities are part of a large issue of securities to the public and loans and similar debt instruments may not be securities, but may represent a specific commercial loan to a borrower. Loan participations typically represent direct participation, together with other parties, in a loan to a corporate borrower, and generally are offered by banks or other financial institutions or lending syndicates. The Fund may participate in such syndications, or can buy part of a loan, becoming a part lender. When purchasing indebtedness and loan participations, the Fund assumes the credit risk associated with the corporate borrower and may assume the credit risk associated with an interposed bank or other financial intermediary. Members of a syndicate in which the Fund participates may have different and sometimes superior rights to those of the Fund. Where the Fund invests as a sub-participant in syndicated debt, it may be subject to certain risks as a result of having no direct contractual relationship with the underlying borrower. As a result, the Fund will generally be dependent on the lender to enforce its rights and obligations under the loan arrangements in the event of a default by the underlying borrower and will generally not have any direct rights against the underlying borrower, any direct rights in the collateral, if any, securing such borrowing, or any right to deal directly with such borrower. The lender will, in general, retain the right to determine whether remedies provided for in the underlying loan arrangement will be exercised, or waived. In the event that the Fund enters into such an investment, there can be no assurance that its ability to realize upon a participation will not be interrupted or impaired in the event of the bankruptcy or insolvency of any of the borrower or the lender or that in such circumstances, the Fund will benefit from any set-off between the lender and the borrower. Successful claims by third parties arising from these and other risks may be borne by the Fund.

The Fund may invest in debtor-in-possession financings. In such investments there is a risk that the underlying borrower may not successfully come out of Chapter 11 proceedings and may be forced to liquidate its assets in which case the Fund’s only recourse will be against the security provided by the borrower (which may not be sufficient to cover related losses).

Foreign Investment Risk

Investing in foreign securities typically involves more risks than investing in U.S. securities. Investment in foreign securities carries risks associated with:

●	political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.;

●	trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.;

●	availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers;

●	limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and

●	currency exchange rate fluctuations and policies.

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Opportunistic Credit Interval Fund

January 27, 2023

Government Intervention in the Financial Markets

The recent instability in the financial markets has led the U.S. government to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. Federal, state, and other governments, their regulatory agencies or self-regulatory organizations may take additional actions that affect the regulation of the securities or structured products in which the Fund invests, or the issuers of such securities or structured products, in ways that are unforeseeable. Borrowers under secured loans held by the Fund may seek protection under the bankruptcy laws. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objectives. The Adviser monitors developments and seeks to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so.

Incentive Fee Risk

The Adviser is entitled to receive incentive compensation on income regardless of any capital losses. In such case, the Fund may be required to pay the Adviser incentive compensation for a quarter even if there is a decline in the value of the Fund’s portfolio or if the Fund incurs a net loss for that quarter.

Any incentive fee payable by the Fund that relates to its net investment income may be computed and paid on income that may include interest that has been accrued but not yet received or interest received in the form of securities rather than cash (i.e., PIK income). If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. The Adviser is not under any obligation to reimburse the Fund for any part of the incentive fee it received that was based on accrued income that the Fund never received as a result of a default by an entity on the obligations that resulted in the accrual of such income, and such circumstances would result in the Fund’s paying an incentive fee on income it never received. PIK income will be counted toward the incentive fee that the Fund is obligated to pay to the Adviser even though the Fund does not receive the income in the form of cash.

The incentive fee payable by the Fund to the Adviser may create an incentive for it to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to the Adviser is determined may encourage it to use leverage to increase the return on the Fund’s investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor the shareholders. Such a practice could result in the Fund’s investing in more speculative securities than would otherwise be in its best interests, which could result in higher investment losses, particularly during cyclical economic downturns.

Risks Specific to Original Issue Discount (“OID”) and Debt Instruments With Paid-In-Kind (“PIK”)

The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan. Interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments. PIK instruments that the Fund invests may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral. Market prices of OID instruments that the Fund invests in are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash. PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral.

The Fund’s use of PIK and OID securities may provide certain benefits to the Adviser including increasing management fees and incentive compensation. The Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of Fund assets. The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Fund’s taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

Interest Rate Risk

The Fund is subject to financial market risks, including changes in interest rates. Because the Fund uses debt to finance investments, its net investment income depends, in part, upon the difference between the rate at which the Fund borrows funds and the rate at which it invests those funds. As a result, the Fund can offer no assurance that a significant change in market interest rates will not have a material adverse effect on its net investment income. In periods of rising interest rates when the Fund has debt outstanding, the cost of funds will increase, which could reduce net investment income. An increase in interest rates would make it easier for the Fund to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to pre-incentive fee net investment income. See “Management of the Fund—Investment Adviser.”

In addition, interest rates have recently been at or near historic lows. In the event of a significant rising interest rate environment, the Fund’s issuers with adjustable-rate loans could see their payments increase and there may be a significant increase in the number of the Fund’s issuers that are unable or unwilling to pay interest and repay their loans. Investments in companies with adjustable-rate loans may also decline in value in response to rising interest rates if the rates at which they pay interest do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, the Fund’s investments with fixed rates may decline in value because the fixed coupon rate is below market yield.

20	Prospectus | January 27, 2023

Opportunistic Credit Interval Fund

January 27, 2023

The Fund may use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent such activities are not prohibited by the 1940 Act. These activities may limit the Fund’s ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.

Investment Risk

An investment in the Fund involves a considerable amount of risk. Before making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to his, her or its investment objectives and personal situation and (ii) consider factors such as his, her or its personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund’s shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the portfolio of loans and fixed-income instruments, short positions and other securities and derivative instruments owned by the Fund, and the value of these securities and instruments may fluctuate, sometimes rapidly and unpredictably, and such investment is subject to investment risk, including the possible loss of the entire principal amount invested. At any point in time, an investment in the Fund’s shares may be worth less than the original amount invested, even after taking into account distributions paid by the Fund and the ability of shareholders to reinvest dividends. The Fund may also use leverage, which would magnify the Fund’s investment, market and certain other risks.

Issuer Risk

The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Key Personnel Risk

The Adviser depends on the efforts, skills, reputations and business contacts of its key personnel, the information and deal flow they and others generate during the normal course of their activities and the synergies among the diverse fields of expertise and knowledge held by the Adviser’s professionals. The loss of the services of any of them could have a material adverse effect on the Fund and could harm the Adviser’s ability to manage the Fund.

The Adviser’s principals and other key personnel possess substantial experience and expertise and have strong business relationships with members of the business community. The loss of these personnel could jeopardize the Adviser’s relationships with members of the business community and could result in fewer investment opportunities for the Fund. For example, if any of the Adviser’s principals were to join or form a competing firm, the Fund’s results and financial condition could suffer.

Legal and Regulatory Risks

Legal and regulatory changes could occur which may materially adversely affect the Fund. The regulation of the U.S. and non-U.S. securities and futures markets and investment funds such as the Fund has undergone substantial change in recent years, and such change may continue.

The Dodd-Frank Act contains changes to the existing regulatory structure in the United States and is intended to establish rigorous oversight standards to protect the U.S. economy and American consumers, investors and businesses, including provisions that would significantly alter the regulation of commodity interests and comprehensively regulate the OTC derivatives markets for the first time in the United States. The Dodd-Frank Act and the rules that have been or will be promulgated thereunder by relevant regulators may negatively impact the ability of the Fund to meet its investment objectives either through limits or requirements imposed on it or upon its counterparties. The implementation of the Dodd-Frank Act will occur over a period of time, and it is unknown in what form, when and in what order significant regulatory initiatives may be implemented or the impact any such implemented regulations will have on the Fund, the markets or instruments in which the Fund invests or the counterparties with which the Fund conducts business. The effect of the Dodd-Frank Act or other regulatory change on the Fund, while impossible to predict, could be substantial, adverse and potentially limit or completely restrict the ability of the Fund to use derivative instruments as a part of its investment strategy, increase the costs of using these instruments or make them less effective. In addition, the practice of short selling has been the subject of numerous temporary restrictions, and similar restrictions may be promulgated at any time. Such restrictions may adversely affect the returns of the Fund.

Lender Liability Risk

A number of U.S. judicial decisions have upheld judgments obtained by Borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the Borrower or has assumed an excessive degree of control over the Borrower resulting in the creation of a fiduciary duty owed to the Borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (i) intentionally takes an action that results in the undercapitalization of a Borrower to the detriment of other creditors of such Borrower, (ii) engages in other inequitable conduct to the detriment of such other creditors, (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (iv) uses its influence as a stockholder to dominate or control a Borrower to the detriment of other creditors of such Borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.” Because affiliates of, or persons related to, the Adviser may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.

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Opportunistic Credit Interval Fund

January 27, 2023

Leverage Risk

The Fund is permitted to obtain leverage using any form or combination of financial leverage instruments, including through funds borrowed from banks or other financial institutions (i.e., a credit facility), margin facilities, the issuance of preferred shares or notes and leverage attributable to reverse repurchase agreements, dollar rolls or similar transactions. The Fund may use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund’s assessment of market conditions and the investment environment. The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and significantly magnify the Fund’s losses in the event of underperformance of the Fund’s underlying investments.

The 1940 Act and related Rule 18f-4 generally limit the extent to which the Fund may utilize borrowings and transactions that may give rise to a form of leverage, including reverse repurchase agreements, dollar rolls, forward contracts, and other deemed derivative transactions, together with any other senior securities representing indebtedness, to 33 1/3% of the Fund’s assets at the time utilized. In addition, the 1940 Act limits the extent to which the Fund may issue preferred shares to 50% of the Fund’s assets (less the Fund’s obligations under senior securities representing indebtedness).

Use of leverage creates an opportunity for increased income and return for shareholders but, at the same time, creates risks, including the likelihood of greater volatility in the NAV and market price of, and distributions on, the shares. Increases and decreases in the value of the Fund’s portfolio will be magnified if the Fund uses leverage. In particular, leverage may magnify interest rate risk, which is the risk that the prices of portfolio securities will fall (or rise) if market interest rates for those types of securities rise (or fall). As a result, leverage may cause greater changes in the Fund’s NAV, which will be borne entirely by the Fund’s shareholders. There can be no assurance that the Fund will use leverage or that its leveraging strategy will be successful during any period in which it is employed. The Fund may be subject to investment restrictions of one or more NRSROs and/or credit facility lenders as a result of its use of financial leverage. These restrictions may impose asset coverage or portfolio composition requirements that are more stringent than those imposed on the Fund by the 1940 Act. It is not anticipated that these covenants or portfolio requirements will significantly impede the Adviser in managing the Fund’s portfolio in accordance with its investment objectives and policies. Nonetheless, if these covenants or guidelines are more restrictive than those imposed by the 1940 Act, the Fund may not be able to utilize as much leverage as it otherwise could have, which could reduce the Fund’s investment returns. In addition, the Fund expects that any notes it issues or credit facility it enters into would contain covenants that, among other things, will likely impose geographic exposure limitations, credit quality minimums, liquidity minimums, concentration limitations and currency hedging requirements on the Fund. These covenants would also likely limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change fundamental investment policies and engage in certain transactions, including mergers and consolidations. Such restrictions could cause the Adviser to make different investment decisions than if there were no such restrictions and could limit the ability of the Board of Trustees and shareholders to change fundamental investment policies.

The costs of a financial leverage program (including the costs of offering preferred shares and notes) will be borne entirely by the Fund and, in turn, the shareholders and consequently will result in a reduction of the NAV of the shares. To monitor this issue, the Board of Trustees intends to periodically review the Fund’s use of leverage, including its impact on Fund performance. See “Conflicts of Interest.”

The Fund may also offset derivative positions against one another or against other assets to manage the effective market exposure resulting from derivatives in its portfolio. In addition, to the extent that any offsetting positions do not behave in relation to one another as expected, the Fund may perform as if it were leveraged. The Fund’s use of leverage could create the opportunity for a higher return for shareholders but would also result in special risks for shareholders and can magnify the effect of any losses. If the income and gains earned on the securities and investments purchased with leverage proceeds are greater than the cost of the leverage, the return on the shares will be greater than if leverage had not been used. Conversely, if the income and gains from the securities and investments purchased with such proceeds do not cover the cost of leverage, the return on the shares will be less than if leverage had not been used. There is no assurance that a leveraging strategy will be successful. Leverage involves risks and special considerations for shareholders, including:

●	the likelihood of greater volatility of NAV and market price of the shares than a comparable portfolio without leverage;

●

the risk that fluctuations in interest rates on borrowings and short-term debt or in the dividend rates on any preferred shares that the Fund may pay will reduce the return to the shareholders or will result in fluctuations in the dividends paid on the shares;

●

the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the shares than if the Fund were not leveraged, which may result in a greater decline in the market price of the shares; and

●	when the Fund uses certain types of leverage, the investment advisory fee payable to the Adviser will be higher than if the Fund did not use leverage.

The Fund may continue to use leverage if the benefits to the Fund’s shareholders of maintaining the leveraged position are believed to outweigh the risks above.

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Opportunistic Credit Interval Fund

January 27, 2023

Liquidity Risk

Shareholder Liquidity Risk

The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

Fund Investments Liquidity Risk

The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk. The Fund may invest without limit in securities that, at the time of investment, are illiquid. The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities.

The market price of illiquid and restricted securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of such securities. Illiquid and restricted securities are also more difficult to value, especially in challenging markets. The Adviser’s judgment may play a greater role in the valuation process. Investment of the Fund’s assets in illiquid and restricted securities may restrict the Fund’s ability to take advantage of market opportunities. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered, thereby enabling the Fund to sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquiror of the securities. In either case, the Fund would bear market risks during that period.

Some loans and fixed-income instruments are not readily marketable and may be subject to restrictions on resale. Loans and fixed-income instruments may not be listed on any national securities exchange and no active trading market may exist for certain of the loans and fixed-income instruments in which the Fund will invest. Where a secondary market exists, the market for some loans and fixed-income instruments may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. In addition, events occurring subsequent to an investment by the Fund, including, for example, withdrawals, changes in market, political or other relevant circumstances, may cause some loans and fixed-income instruments that were liquid at the time of acquisition to become illiquid or otherwise cause the Fund’s concentration in illiquid investments to increase.

LIBOR Risk

Changes in the level of LIBOR will affect the amount of interest payable on the LIBOR-based floating rate debt instruments, and it is impossible to predict whether LIBOR will rise or fall. A decline in the level of LIBOR would likely result in a reduction of interest collections on such debt instruments, which would have an adverse effect on the return of the Fund. Some floating rate debt instruments held by the Fund may have LIBOR floors (or minimum interest rate to which the spread or margin is added, to calculate the debt instrument’s overall interest rate), but there is no guarantee that any such LIBOR floor will fully mitigate the risk of falling LIBOR.

Most LIBOR settings are no longer published, and the UK Financial Conduct Authority (the “FCA”) and LIBOR’s administrator, ICE Benchmark Administration (the “IBA”), have announced that a majority of U.S. dollar LIBOR settings will no longer be published after June 30, 2023. While some instruments may address a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, and an increasing number of existing U.S. dollar debt instruments will be amended to provide for a benchmark reference rate other than LIBOR, not all instruments will have such provisions and there is significant uncertainty regarding the effectiveness of alternative methodologies and the potential for short-term and long-term market instability. These matters may result in a sudden or prolonged increase or decrease in reported benchmark rates, benchmark rates being more volatile than they have been in the past, and/or fewer debt instruments utilizing given benchmark rates as a component of interest payments. Additionally, in connection with the adoption of another benchmark as a replacement for LIBOR in a debt instrument’s documentation, the interest rate (or method for calculating the interest rate) applicable to that debt instrument may be modified to account for differences between LIBOR and the applicable replacement benchmark used to calculate the rate of interest payable in respect of that instrument, which modification may be based on industry-accepted spread adjustments or recommendations from various governmental and non-governmental bodies. Because of the uncertainty regarding the nature of any replacement rate, the Funds cannot reasonably estimate the impact of the anticipated transition away from LIBOR at this time. If the LIBOR replacement rate is lower than market expectations, there could be an adverse impact on the value of debt instruments with floating or fixed-to-floating rate coupons and, in turn, a material adverse impact on the value of the Funds.

The transition away from LIBOR may affect the cost of capital, may require amending or restructuring debt instruments for the Fund, and may impact the liquidity and/or value of floating rate instruments based on LIBOR that are held or may be held by the Fund in the future, which may result in additional costs or adversely affect the Fund’s liquidity, results of operations, and financial condition. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses for the Fund. Since the usefulness of LIBOR as a benchmark could also deteriorate during the transition period, effects could occur at any time.

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Opportunistic Credit Interval Fund

January 27, 2023

Management Risk

The Fund’s NAV changes daily based on the performance of the securities and derivatives in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. Additionally, the Adviser’s judgments about the potential performance of a pooled investment vehicle may also prove incorrect and may not produce the desired results.

Market Developments

Although the market is not currently experiencing the same levels of disruption as during 2008 to 2009 and early 2020, extreme volatility or market disruption may recur in the future. Instability in the credit markets may make it more difficult for a number of issuers of debt securities to obtain financing or refinancing for their investment or lending activities or operations. In particular, because of volatile conditions in the credit markets, issuers of debt securities may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue.

For example, certain Borrowers may, due to macroeconomic conditions, be unable to repay secured loans. A Borrower’s failure to satisfy financial or operating covenants imposed by lenders could lead to defaults and, potentially, termination of the secured loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the Borrower’s ability to meet its obligations under its debt securities. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting Borrower. In addition, if one of the Borrowers were to commence bankruptcy proceedings, even though the Fund may have structured its interest as senior debt, depending on the facts and circumstances, a bankruptcy court might recharacterize the Fund’s debt holding and subordinate all or a portion of its claim to that of other creditors. Adverse economic conditions also may decrease the value of collateral securing some of the Fund’s loans and the value of its equity investments. A recession, such as the current recession, could lead to financial losses in the Fund’s portfolio and a decrease in revenues, net income and the value of the Fund’s assets.

These developments may increase the volatility of the value of securities owned by the Fund. These developments also may make it more difficult for the Fund to accurately value its securities or to sell its securities on a timely basis. These developments could adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns to the holders of shares. These developments also may adversely affect the broader economy, which in turn may adversely affect the ability of issuers of securities owned by the Fund to make payments of principal and interest when due, leading to lower credit ratings of the issuer and increased defaults by the issuer. Such developments could, in turn, reduce the value of securities owned by the Fund and adversely affect the NAV.

Market Disruptions from Natural Disasters or Geopolitical Risks

Natural disasters, instability in the Middle East, and terrorist attacks in the United States and around the world may result in market volatility, may have long-term effects on the United States and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Fund cannot predict the effects of natural disasters or geopolitical events in the future on the U.S. economy and securities markets.

Market Risk

The Fund may be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which it invests or operates, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers. These factors are outside the Adviser’s control and could adversely affect the liquidity and value of the Fund’s investments, and may reduce the ability of the Fund to make attractive new investments.

In particular, economic and financial market conditions began to significantly deteriorate around 2007 and early 2020 as compared to prior periods. Global financial markets experienced considerable declines in the valuations of debt and equity securities, an acute contraction in the availability of credit and the failure of a number of leading financial institutions. As a result, certain government bodies and central banks worldwide, including the U.S. Treasury Department and the U.S. Federal Reserve, undertook unprecedented intervention programs, the effects of which remain uncertain. The U.S. economy has experienced and continues to experience relatively high levels of unemployment and constrained lending. Although certain financial markets have shown some recent signs of the improvement, to the extent economic conditions experienced over the last five years continue, they may adversely impact the investments of the Fund. Low interest rates related to monetary stimulus and economic stagnation may also negatively impact expected returns on investments in such an environment. Trends and historical events do not imply, forecast or predict future events and past performance is not necessarily indicative of future results. There can be no assurance that the assumptions made or the beliefs and expectations currently held by the Adviser will prove correct, and actual events and circumstances may vary significantly.

The Fund may be subject to risk arising from a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution may cause a series of defaults by the other institutions. This is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Fund interacts on a daily basis.

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Opportunistic Credit Interval Fund

January 27, 2023

In addition, the Fund is subject to the risk that geopolitical and other events will disrupt the economy on a national or global level. For instance, war, terrorism, market manipulation, government defaults, government shutdowns, political changes or diplomatic developments, public health emergencies (such as the spread of infectious diseases, pandemics and epidemics) and natural/environmental disasters can all negatively impact the securities markets, which could cause the Fund to lose value. The current novel coronavirus (COVID-19) global pandemic and the aggressive responses taken by many governments, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines or similar restrictions, as well as the forced or voluntary closure of, or operational changes to, many retail and other businesses, have had negative impacts, and in many cases severe negative impacts, on markets worldwide. It is not known how long such impacts, or any future impacts of other significant events described above, will or would last, but there could be a prolonged period of global economic slowdown, which may negatively impact the performance of the Fund’s investments or decrease the liquidity of those investments. Therefore, the Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns.

Medium- and Small-Capitalization Company Risk

Many of the issuers of securities in which the Fund may invest are medium- or small-capitalization companies which may be newly formed or have limited product lines, distribution channels and financial and managerial resources. The risks associated with those investments are generally greater than those associated with investments in the securities of larger, more established companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies.

Generally, securities of medium- and small-capitalization companies are more likely to experience sharper swings in market value, less liquid markets in which it may be more difficult for the Adviser to sell at times and at prices that the Adviser believes appropriate and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over the counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a larger period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Mezzanine Securities Risk

Most of the Fund’s mezzanine securities are expected to be unsecured and made in companies whose capital structures have significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured. While the securities and other investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the portfolio company’s assets, some or all of such terms may not be part of particular investments. Mezzanine securities and other investments generally are subject to various risks including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance”; (ii) the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to collateral securing the obligations.

Limited History of Operations Risk

The Fund is a closed-end investment company with a limited history of operations. It is designed for long-term investors and not as a trading vehicle. If the Fund operates under inopportune market or economic conditions, it may not be able to achieve its investment objectives. In addition, because the Fund has no minimum asset threshold that must be satisfied during its initial operation, the Fund will experience high expenses as a percentage of net assets, subject to the Fund’s Expense Limitation Agreement (see “Fund Expenses”), to the extent it raises few assets.

Pooled Investment Vehicle Risk

The Fund’s performance depends in part upon the performance of the pooled investment vehicle managers and selected strategies, the adherence by such managers to such selected strategies, the instruments used by such managers and the Adviser’s ability to select pooled investment vehicle managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees, incentive fees and allocations, and expenses at the Fund level, and asset-based fees, incentive fees and allocations, and expenses at the pooled investment vehicle level.

The pooled investment vehicle in which the Fund invests are subject to risks associated with legal and regulatory changes applicable to financial institutions generally and to pooled investment vehicle in particular. The Fund may not be able to invest in certain pooled investment vehicle that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a pooled investment vehicle that has been identified as an attractive opportunity. The Fund’s investments in certain pooled investment vehicles may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest a substantial portion of its assets in pooled investment vehicles that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a pooled investment vehicle, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

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Opportunistic Credit Interval Fund

January 27, 2023

The Fund may be required to make incremental contributions pursuant to capital calls issued from time to time by certain pooled investment vehicles. To fund such capital calls, the Fund may maintain a sizeable cash position, which may result in lower returns. If the Fund does not maintain a sufficient cash position to fund capital calls, it may face the potential inability to fund capital contributions. Any failure by the Fund to make timely capital contributions in respect of its commitments may (i) impair the ability of the Fund to pursue its investment program, (ii) force the Fund to borrow, (iii) indirectly cause the Fund to be subject to certain penalties from the pooled investment vehicle (including the forfeiture of a portion of the Fund’s capital contribution to such vehicle), or (iv) otherwise impair the value of the Fund’s investments (including the devaluation of the Fund).

Pooled investment vehicle returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. A pooled investment vehicle manager may invest the pooled investment vehicle’s assets in securities of non-U.S. issuers, and the Fund’s assets may be invested in pooled investment vehicles that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. A pooled investment vehicle manager may focus primarily on a particular industry, which would subject the vehicle, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A pooled investment vehicle manager may focus on a particular country or geographic region, which may subject the vehicle, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. A pooled investment vehicle manager may use derivatives for speculative or hedging purposes. A pooled investment vehicle may incur leverage for investment or other purposes, which may increase the volatility of the vehicle. A pooled investment vehicle manager may invest without limitation in restricted and illiquid securities.

Pooled investment vehicles might not be publicly traded and therefore would not be liquid investments. Please see “Liquidity Risk” for a description of risks associated with illiquid securities. As a result, the Fund may consider information provided by the pooled investment vehicle manager to determine the value of the Fund’s investment in the vehicle. The valuation provided by the pooled investment vehicle manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities and may also consider information provided by the pooled investment vehicles, including any quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares.

In addition to valuation risk, an investor in a privately offered pooled investment vehicle is not entitled to the protections of the 1940 Act. For example, privately offered pooled investment vehicles need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates. As a result, privately offered pooled investment vehicles may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage. Please see “Leverage Risk” above for a description of risks associated with the use of leverage. Additionally, pooled investment vehicle managers may have limited operating histories upon which to evaluate their performance, and some pooled investment vehicle managers may not be registered under the Advisers Act. Further, some offered pooled investment vehicle managers may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of net profits (or more in certain limited circumstances), which may create incentives for these managers to make investments that are riskier or more speculative than in the absence of these fees. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders.

Certain pooled investment vehicles are subject to asset-specific risks. Vehicles invested in assets or securities collateralized or otherwise backed by aircraft or aircraft equipment are subject to a number or risks relating to the aviation industry including reduced leasing of aircraft and related equipment by commercial airlines and the commercial aviation industry generally, reduction in demand for any one aircraft or type of aircraft, the maintenance and operating history of the specific aircraft or components that back such securities, maintenance or performance issues with the model and type of aircraft that back such securities, and regulatory risk relating to the aviation industry. Adverse developments with respect to any of the foregoing may adversely affect the value of securities collateralized or otherwise backed by aircraft or aircraft equipment. In addition, the bankruptcy of the lessors or lessees of the aircraft or aircraft equipment that back such securities may complicate financial recoveries in connection with such securities and therefore have a negative impact on their value. Market events such as economic declines and recessions, geopolitical conflicts and the occurrence or threat of pandemics, terrorism or war may also have an adverse effect on the aviation industry generally and securities related to the same, especially when such market events cause declines in travel, increases in costs or future uncertainty for airlines, aircraft or the commercial aviation industry generally. For example, as a result of the COVID-19 pandemic, air travel substantially declined, and many airlines became dependent, at least in part, on government aid. There can be no assurance that future events will not have a negative impact on the aviation industry or securities collateralized or otherwise backed by aircraft or aircraft equipment. Vehicles invested in assets or securities collateralized or otherwise backed by business loans, receivables outstanding invoices, claims, factoring or selective accounts receivable financing are highly subject to increased default rates of the underlying obligors. Vehicles invested in certain highly specialized assets such as MSRs are highly sensitive to prepayments driven by falling interest rates. MSRs, in effect, have negative interest rate duration which causes their value to fall when interest rates fall.

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Opportunistic Credit Interval Fund

January 27, 2023

Repurchase Policy Risks

Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchases of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Senior Loans Risk

Senior loans hold the most senior position in the capital structure of a Borrower. Senior loans in most circumstances are fully collateralized by assets of the Borrower. Thus, they are generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders. Substantial increases in interest rates may cause an increase in loan defaults as Borrowers may lack resources to meet higher debt service requirements. The value of the Fund’s assets may also be affected by other uncertainties such as economic developments affecting the market for senior secured term loans or affecting Borrowers generally. Moreover, the security for the Fund’s investments in secured debt may not be recognized for a variety of reasons, including the failure to make required filings by lenders, trustees or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated. First lien loans may also include unitranche loans. Unitranche loans combine characteristics of traditional first lien senior secured loans as well as second lien and subordinated loans. Unitranche loans will expose us to the risks associated with second lien and subordinated loans to the extent we invest in the “last out” tranche.

Senior loans usually include restrictive covenants, which must be maintained by the Borrower. The Fund may have an obligation with respect to certain senior secured term loan investments to make additional loans upon demand by the Borrower. Such instruments, unlike certain bonds, usually do not have call protection. This means that such interests, while having a stated term, may be prepaid, often without penalty. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the Borrower. Prepayment would cause the actual duration of a senior loan to be shorter than its stated maturity.

Senior loans typically will be secured by pledges of collateral from the Borrower in the form of tangible and intangible assets. In some instances, the Fund may invest in senior loans that are secured only by stock of the Borrower or its subsidiaries or affiliates. The value of the collateral may decline below the principal amount of the senior secured term loans subsequent to an investment by the Fund.

Senior loans generally are not registered with the SEC, or any state securities commission, and are not listed on any national securities exchange. There is less readily available or reliable information about most senior loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act, or registered under the Exchange Act. No active trading market may exist for some senior loans, and some senior loans may be subject to restrictions on resale. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the Fund’s ability to realize full value and thus cause a material decline in the Fund’s NAV. In addition, the Fund may not be able to readily dispose of its senior loans at prices that approximate those at which the Fund could sell such 4loans if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. During periods of limited supply and liquidity of senior loans, the Fund’s yield may be lower. See “Below Investment Grade Instruments Risk.”

If legislation or government regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of senior loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default.

If legislation or government regulations require financial institutions to increase their capital requirements, this may cause financial institutions to dispose of senior loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the senior loan may be adversely affected.

The Fund may acquire senior loans through assignments or participations. The Fund will typically acquire senior loans through assignment and may elevate a participation interest into an assignment as soon as practicably possible. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. A participation typically results in a contractual relationship only with the institution offering the participation, not with the Borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions.

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Opportunistic Credit Interval Fund

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In a typical situation when the Fund must acquire a senior loan through a participation, the Fund faces credit risk and counterparty risk. To mitigate such risks, the Adviser has adopted best execution procedures and guidelines, under which the Adviser has established a best execution committee that regularly reviews each broker-dealer counterparty for, among other things, its quality and the quality of its execution. The established procedures and guidelines require trades to be placed for execution only with broker-dealer counterparties approved by the best execution committee of the Adviser. The factors considered by the committee when selecting and approving brokers and dealers include, but are not limited to: (i) quality, accuracy, and timeliness of execution, (ii) review of the reputation, financial strength and stability of the financial institution, (iii) willingness and ability of the counterparty to commit capital, (iv) ongoing reliability and (v) access to underwritten offerings and secondary markets. In purchasing participations, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the loan agreement against the Borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the Borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund will not be able to conduct the due diligence on the Borrower or the quality of the senior loan with respect to which it is buying a participation that the Fund would otherwise conduct if it were investing directly in the senior loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the Borrower or the senior loan than the Fund expected when initially purchasing the participation.

Special Situations and Distressed Investments

The Fund seeks to invest in securities and other obligations of companies that are in special situations involving significant financial or business distress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Although such investments may result in significant returns for the Fund, they involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful investment in distressed assets is unusually high. There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the Fund’s investments or the prospects for a successful reorganization or similar action in respect of any company. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time. Troubled company investments and other distressed asset-based investments require active monitoring.

Structured Products Risk

Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk.

The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund. Certain structured products may be thinly traded or have a limited trading market.

Subordinated and Unsecured or Partially Secured Loans Risk

The Fund may invest in unsecured loans and secured subordinated loans, including second and lower lien loans. Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the Borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same Borrower.

Uncertain Tax Treatment

The Fund may invest a portion of its net assets in “below investment grade” or “junk” instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in order to seek to ensure that it distributes sufficient income to ensure that it does not become subject to U.S. federal income or excise tax.

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Opportunistic Credit Interval Fund

January 27, 2023

Risks Relating to the Fund’s RIC Status

To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source-of-income, asset diversification and annual distribution requirements. Very generally, in order to qualify as a RIC, the Fund must derive at least 90% of its gross income for each taxable year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, net income derived from an interest in a qualified publicly traded partnership or other income derived with respect to its business of investing in stock or other securities and currencies. The Fund must also meet certain asset diversification requirements at the end of each quarter of each of its taxable years. Failure to meet these diversification requirements on the last day of a quarter may result in the Fund having to dispose of certain investments quickly in order to prevent the loss of RIC status. Any such dispositions could be made at disadvantageous prices or times, and may result in substantial losses to the Fund. In addition, in order to be eligible for the special tax treatment accorded RICs, the Fund must meet the annual distribution requirement, requiring it to distribute with respect to each taxable year at least 90% of the sum of its “investment company taxable income” (generally its taxable ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any) and its net tax-exempt income (if any), to its shareholders. If the Fund fails to qualify as a RIC for any reason and becomes subject to corporate tax, the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Such a failure would have a material adverse effect on the Fund and its Shareholders. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC.

RIC-Related Risks of Investments Generating
Non-Cash Taxable Income

Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt obligations that will be treated as having “market discount” and/or OID for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, its shareholders may receive larger capital gain distributions than they would in the absence of such transactions.

Valuation Risk

Unlike publicly traded common stock which trades on national exchanges, there is no central place or exchange for credit-related instruments, such as loans or debt instruments to trade. Loans and fixed-income instruments generally trade on an OTC market, which may be anywhere in the world where the buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of loans or debt instruments may carry more risk than that of common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. While fair value estimates provided by the Adviser integrate observable inputs, to the extent the Adviser relies upon unobservable inputs and subjective judgements, fair value estimates will be subject to heightened risk of inaccuracy. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when a loan or debt instrument is sold in the market, the amount received by the Fund is less than the value of such loans or debt instruments carried on the Fund’s books.

When-Issued Securities and Forward Commitments

Securities may be purchased on a “forward commitment” or “when-issued” basis (meaning securities are purchased or sold with payment and delivery taking place in the future) in order to secure what is considered to be an advantageous price and yield at the time of entering into the transaction. However, the return on a comparable security when the transaction is consummated may vary from the return of the security at the time that the forward commitment or when-issued transaction was made. From the time of entering into the transaction until delivery and payment is made at a later date, the securities that are the subject of the transaction are subject to market fluctuations. In forward commitment or when-issued transactions, if the seller or buyer, as the case may be, fails to consummate the transaction, the counterparty may miss the opportunity of obtaining a price or yield considered to be advantageous. Forward commitment or when-issued transactions may occur a month or more before delivery is due. However, no payment or delivery is made until payment is received or delivery is made from the other party to the transaction.

Management of the Fund

Trustees and Officers

The Board of Trustees is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board of Trustees is comprised of four Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board of Trustees, are set forth under “Management” in the SAI.

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Opportunistic Credit Interval Fund

January 27, 2023

Investment Adviser

Mount Logan, located at 650 Madison Ave, 23rd Floor, New York, New York, 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Advisers Act. The Adviser was formed on July 22, 2019 and, as of September 30, 2022, had discretionary assets under management of approximately $1.8 billion. The Adviser is majority owned by Mount Logan Capital, Inc., a Canadian alternative asset management company that is focused on investing in public and private debt securities in the North American market. Mount Logan Capital, Inc., is managed by employees of BC Partners Advisors, L.P. (together with its global affiliates, “BC Partners”). BC Partners is an international investment firm with over $40 billion in assets under management focused on private equity, credit and real estate investments in Europe and North America. BC Partners was founded in 1986 and has offices in London, New York, Paris, and Hamburg.

Under the general supervision of the Board of Trustees, the Adviser carries out the investment and reinvestment of the net assets of the Fund, furnishes continuously an investment program with respect to the Fund, and determines which securities should be purchased, sold or exchanged. In addition, the Adviser supervises and provides oversight of the Fund’s service providers. The Adviser furnishes to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection. The Adviser compensates all Adviser personnel who provide services to the Fund.

A discussion regarding the basis for the Board of Trustees’ approval of the Advisory Agreement is included in the Fund’s annual report to shareholders for the fiscal period ended September 30, 2022.

Pursuant to the Advisory Agreement, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components—a Base Management Fee and an Incentive Fee.

The Base Management Fee shall be calculated at an annual rate of 1.25% of the Fund’s gross assets, which for purposes of the Advisory Agreement shall be equal to the Fund’s total assets as reflected on its balance sheet. For services rendered under the Advisory Agreement, the Base Management Fee will be payable monthly in arrears. The Base Management Fee will be calculated based on the average daily value of the Fund’s gross assets during such period.

The Incentive Fee shall be calculated and payable quarterly in arrears based on the pre-Incentive Fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-Incentive Fee net investment income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from portfolio companies) accrued by the Fund during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the Base Management Fee, expenses payable under the Administration Agreement to the Administrator, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with pay in kind interest and zero coupon securities), accrued income that the Fund has not yet received in cash. Pre-Incentive Fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-Incentive Fee net investment income, expressed as a rate of return on the value of the Fund’s net assets at the end of the immediately preceding calendar quarter, will be compared to a “hurdle rate” of 1.50% per quarter (6.0% annualized). The Fund’s net investment income used to calculate this part of the Incentive Fee is also included in the amount of its gross assets used to calculate the 1.25% Base Management Fee.

The Fund will pay the Adviser an Incentive Fee with respect to the Fund’s pre-Incentive Fee net investment income in each calendar quarter as follows:

●	No Incentive Fee in any calendar quarter in which the Fund’s pre-Incentive Fee net investment income does not exceed the quarterly hurdle rate of 1.50%;

●

100% of the Fund’s pre-Incentive Fee net investment income with respect to that portion of such pre-Incentive Fee net investment income, if any, that exceeds the hurdle rate but is less than 1.7647% in any calendar quarter; this portion of the pre-Incentive Fee net investment income (which exceeds the hurdle but is less than 1.7647%) is referred to herein as the “catch-up.” The “catch-up” is meant to provide the Adviser with 15% of the Fund’s pre-Incentive Fee net investment income as if a hurdle did not apply if this net investment income exceeds 1.7647% in any calendar quarter; and

●

15% of the amount of the Fund’s pre-Incentive Fee net investment income, if any, that exceeds 1.7647% in any calendar quarter payable to the Adviser (once the hurdle is reached and the catch-up is achieved, 15% of all pre-Incentive Fee investment income thereafter is allocated to the Adviser). These calculations will be appropriately pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter.

The following is a graphical representation of the calculation of the Incentive Fee:

Quarterly Incentive Fee
Fund’s pre-incentive fee net investment income
(expressed as a percentage of the Fund’s adjusted capital)

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Opportunistic Credit Interval Fund

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Percentage of the Fund’s pre-incentive fee net investment income allocated to the Incentive Fee.

These calculations will be appropriately prorated for any period of less than three months.

Example: Quarterly Incentive Fee Calculation

Scenario 1

Assumptions

Beginning Adjusted Capital = $100
Ending Adjusted Capital = $110
Average Adjusted Capital = $105
Investment Income = $2.10
Implied Yield (Investment Income / Average Adjusted Capital) = 2.00%
Hurdle Rate(1) = 1.50%
Base Management Fee(2) = 0.3125%
Other Operating Expenses(3) = 0.20%
Pre-Incentive Fee Net Investment Income
(Implied Yield — (Base Management Fee + Other Administrative Expenses) = 1.4875%

Pre-Incentive Fee Net Investment Income does not exceed the Hurdle Rate, therefore there is no Incentive Fee on Income payable.

Scenario 2

Assumptions

Beginning Adjusted Capital = $100
Ending Adjusted Capital = $110
Average Adjusted Capital = $105
Investment Income = $2.30
Implied Yield (Investment Income / Average Adjusted Capital) = 2.1905%
Hurdle Rate(1) = 1.50%
Base Management Fee(2) = 0.3125%
Other Operating Expenses(3) = 0.20%
Pre-Incentive Fee Net Investment Income
(Implied Yield — (Base Management Fee + Other Administrative Expenses) = 1.6780%
Incentive Fee on Income = 100% x Catch-Up(4)
    = 100% x (1.6780% - 1.5%)
    = 0.1780%

Pre-Incentive Fee Net Investment Income exceeds the Hurdle Rate, but does not fully satisfy the Catch-Up provision, therefore the Incentive Fee on Income is 0.1780%.

Scenario 3

Assumptions

Beginning Adjusted Capital = $100
Ending Adjusted Capital = $110
Average Adjusted Capital = $105
Investment Income = $4.00
Implied Yield (Investment Income / Average Adjusted Capital) = 3.8095%
Hurdle Rate(1) = 1.50%
Base Management Fee(2) = 0.3125%
Other Operating Expenses(3) = 0.20%

Pre-Incentive Fee Net Investment Income
(Implied Yield — (Base Management Fee + Other Administrative Expenses) = 3.2970%

Incentive Fee on Income = 100% x Catch-Up(4) + (15% x
(Pre-Incentive Fee Net Investment Income — 1.7647%))
Catch-Up = 1.7647% - 1.50%
    = 0.2647%
Incentive Fee on Income = (100% x 0.2647%) + (15% x (3.2970% - 1.7647%))
    = 0.2647% + (15% x 1.5323%)
    = 0.2647% + 0.2298%
    = 0.4945%

Pre-Incentive Fee Net Investment Income exceeds the Hurdle Rate and fully satisfies the Catch-Up provision, therefore the Incentive Fee on Income is 0.4945%.

Scenario 4

Assumptions

Beginning Adjusted Capital = $100
Ending Adjusted Capital = $90
Average Adjusted Capital = $95
Investment Income = $2.30
Implied Yield (Investment Income / Average Adjusted Capital) = 2.4211%
Hurdle Rate(1) = 1.50%
Base Management Fee(2) = 0.3125%
Other Operating Expenses(3) 0.20%

Pre-Incentive Fee Investment Income
(Implied Yield — (Base Management Fee + Other Administrative Expenses) = 1.9086%

Incentive Fee on Income = 100% x Catch-Up(4) + (15% x (Pre-Incentive Fee Net Investment Income — 1.7647%))
Catch-Up = 1.7647% - 1.50%
    = 0.2647%
Incentive Fee on Income = (100% x 0.2647%) + (15% x (1.9086% - 1.7647%))
    = 0.2647% + (15% x 0.1439%)
    = 0.2647% + 0.0216%
    = 0.2863%

Pre-Incentive Fee Net Investment Income exceeds the Hurdle Rate and fully satisfies the Catch-Up provision, therefore the Incentive Fee on Income is 0.2863%. Although Investment Income is the same in Scenario 4 as compared with Scenario 2, the Implied Yield is higher in Scenario 4 due to the decrease in adjusted capital. As a result, the Incentive Fee on Income is also higher in Scenario 4 as compared with Scenario 2.

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Opportunistic Credit Interval Fund

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Scenario 5

Assumptions

Beginning Adjusted Capital = $100
Ending Adjusted Capital = $90
Average Adjusted Capital = $95
Investment Income = $4.00
Implied Yield (Investment Income / Average Adjusted Capital) = 4.2105%
Hurdle Rate(1) = 1.50%
Base Management Fee(2) = 0.3125%
Other Operating Expenses(3) = 0.20%

Pre-Incentive Fee Net Investment Income
(Implied Yield — (Base Management Fee + Other Administrative Expenses) = 3.6980%

Incentive Fee on Income = 100% x Catch-Up(4) + (15% x
(Pre-Incentive Fee Net Investment Income — 1.7647%))
Catch-Up = 1.7647% - 1.50%
    = 0.2647%
Incentive Fee on Income = (100% x 0.2647%) + (15% x (3.6980% - 1.7647%))
    = 0.2647% + (15% x 1.9333%)
    = 0.2647% + 0.2900%
    = 0.5547%

Pre-Incentive Fee Net Investment Income exceeds the Hurdle Rate and fully satisfies the Catch-Up provision, therefore the incentive fee on income is 0.5547%. Although Investment Income is the same in Scenario 5 as compared with Scenario 3, the Implied Yield is higher in Scenario 5 due to the decrease in adjusted capital. As a result, the Incentive Fee on Income is also higher in Scenario 5 as compared with Scenario 3.

(1)	Represents 6.0% annualized hurdle rate.

(2)	Represents an assumed 1.25% annualized based management fee on average adjusted capital.

(3)	Includes expenses reimbursed to the Adviser and interest expenses and distributions paid on any issued and outstanding preferred shares, but excludes the incentive fee.

(4)

The Catch-Up provision is intended to provide the Adviser with an incentive fee of 15.0% on all pre-incentive fee net investment income when the Fund’s pre-incentive fee net investment income exceeds 1.50% and reaches up to 1.7647% in any calendar quarter.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least February 1, 2024, to waive its management fees (excluding any incentive fee) and to pay or absorb the ordinary operating expenses of the Fund (excluding incentive fee, interest, dividends, amortization/accretion and interest on securities sold short, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 2.50% per annum of the Fund’s average daily net assets attributable to Class I shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund’s Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver by the Adviser is subject to repayment by the Fund within three years from the date the Adviser waived any payment, if the Fund is able to make the repayment without exceeding the expense limitation in place at the time of waiver or the current expense limitation and the repayment is approved by the Board of Trustees. Any recoupments would be limited to either (1) the expense cap in effect at the time of the waiver, or (2) the expense cap in effect at the time of recapture, whichever is less.

Portfolio Managers

Edward Goldthorpe serves as a Portfolio Manager for the Fund, charged with the day-to-day management of the Fund. He has served the Fund as Portfolio Manager since the Fund commenced operations. Mr. Goldthorpe is currently a Partner at BC Partners, having launched the BC Partners Credit platform in February 2017, Chief Executive Officer of the Adviser and also serves as the CEO and Chairman of Mount Logan Capital Inc. From 2012 to 2016, Mr. Goldthorpe worked at Apollo Investment Corporation, serving as the company’s President and the Chief Investment Officer of Apollo Investment Management where he was the head of its US Opportunistic Platform and also oversaw the Private Origination business. Prior to Apollo, he worked at Goldman Sachs for 13 years where he most recently ran the bank loan distressed investing desk, and before that, he worked at Principal Capital Investing for the Special Situations Group. Mr. Goldthorpe holds a Bachelor of Commerce from Queen’s University.

Henry Wang serves as a Portfolio Manager for the Fund, charged with the day-to-day management of the Fund. He has served the Fund as Portfolio Manager since the Fund commenced operations. Mr. Wang is currently a Partner at BC Partners and Co-President of the Adviser. Prior to joining BC Partners in 2017, Mr. Wang was a Partner at Stonerise Capital Partners from 2011 to 2017. Before this, he was a Vice President at Goldman Sachs in its Special Situations Group and Investment Banking Division. Mr. Wang holds a MBA from the Kellogg School of Management at Northwestern University and a BS BA from Boston University.

Matthias Ederer serves as a Portfolio Manager for the Fund, charged with the day-to-day management of the Fund. He has served the Fund as Portfolio Manager since the Fund commenced operations. Mr. Ederer is currently a partner at BC Partners and Co-President of the Adviser. Prior to joining BC Partners in 2017, Mr. Ederer was a Partner and Founding Member of Wingspan Investment Management from 2013 to 2017. Prior to this, Mr. Ederer was a Vice President at Goldman Sachs in its Special Situations Group and Distressed Investing Group. Matthias has an MPhil in Economics from Oxford University and a BSc Economics from the University of Warwick.

The SAI provides additional information about each Portfolio Manager’s compensation, other accounts managed and ownership of Fund shares.

Administrator

BC Partners Management LLC, a Delaware limited liability company, an affiliate of the Adviser, serves as the Administrator to the Fund.

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The principal executive offices of the Administrator are located at 650 Madison Avenue, 23rd Floor, New York, New York 10022. Pursuant to the Administration Agreement, the Administrator furnishes the Fund with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the Administration Agreement, the Administrator also performs, or oversees the performance of, the Fund’s required administrative services, which include, among other things, being responsible for the financial records that the Fund is required to maintain and preparing reports to our shareholders. In addition, the Administrator assists the Fund in determining and publishing its net asset value, oversees the preparation and filing of the Fund’s tax returns and the printing and dissemination of reports to the Fund’s shareholders, and generally oversees the payment of Fund expenses and the performance of administrative and professional services rendered to the Fund by others. Payments under the Administration Agreement are equal to an amount based upon the Fund’s allocable portion of the Administrator’s overhead in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions and the Fund’s allocable portion of the compensation of the Fund’s chief financial officer, chief compliance officer and the Fund’s allocable portion of the compensation of their respective administrative support staff. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. To the extent that the Administrator outsources any of its functions, the Fund will pay the fees associated with such functions on a direct basis without any incremental profit to the Administrator.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Administrator and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from Fund for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as administrator for the Fund.

Sub-Administrator

The Fund has engaged ALPS Fund Services, Inc. to serve as sub-administrator to the Fund. For its services as sub-administrator, the Fund pays certain fees to the sub-administrator.

Transfer Agent

SS&C GIDS, Inc., located at PO Box 219169, Kansas City, MO 64121, serves as the Fund’s transfer agent.

Custodian

U.S. Bank N.A., with its principal place of business at 425 Walnut Street, Cincinnati, Ohio 45202, serves as custodian for the securities and cash of the Fund’s portfolio, except with respect to certain assets custodied directly by the Fund. Under a Custody Agreement, U.S. Bank N.A. holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Advisory Agreement, including compensation of its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay any expenses of any Trustee of the Fund who is an affiliate of the Adviser.

The Fund will bear all costs and expenses of its operations, administration and transactions, including (without limitation) those relating to: the calculating the Fund’s net asset value (including the cost and expenses of any independent valuation firm); effecting sales and repurchases of the Fund’s shares and other securities; interest payable on debt, if any, to finance the Fund’s investments; fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, monitoring the Fund’s financial and legal affairs for the Fund, providing administrative services, monitoring the Fund’s investments and evaluating and making investments, including fees and expenses associated with performing due diligence reviews of prospective investments and advisory fees; transfer agent and custodial fees; fees and expenses associated with marketing efforts to the extent permitted by a plan of distribution adopted by the Board of Trustees; costs associated with the Fund’s reporting and compliance obligations under the 1940 Act, the Securities Exchange Act of 1934 and other applicable federal and state securities laws, and ongoing stock exchange fees; federal, state and local taxes; independent trustees’ fees and expenses; brokerage commissions; costs of proxy statements, shareholders’ reports and other communications with shareholders, including printing costs; the Fund’s allocable portion of the fidelity bond, directors’ and officers’ liability insurance, errors and omissions liability insurance and other insurance premiums; direct costs and expenses of administration, including printing, mailing, telephone and staff; fees and expenses associated with independent audits and outside legal costs; investment advisory and management fees; administration fees, if any, payable under the Administration Agreement between the Fund and the Administrator; federal and state registration fees; all costs of registration and listing the Fund’s shares on any securities exchange; direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs; and all other expenses incurred by the Fund or the Administrator in connection with administering the Fund’s business, including payments under the Administration Agreement between the Fund and the Administrator based upon the Fund’s allocable portion of the Administrator’s overhead and other expenses associated with performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions and the allocable portion of the costs of compensation and related expenses of the Fund’s chief compliance officer and chief financial officer and their respective administrative support staffs. For the avoidance of doubt, the parties agree that the Fund will bear all expenses associated with contractual obligations of the Fund existing prior to the effective date of this Agreement, including those that may become unnecessary or redundant but cannot be terminated.

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Opportunistic Credit Interval Fund

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The Advisory Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of January 3, 2023, the Adviser owned of record or beneficially 25% or more of the outstanding Class I shares of the Fund.

Determination of Net Asset Value

The NAV of shares of the Fund is determined daily, as of the close of regular trading on the New York Stock Exchange (“NYSE”) (normally, 4:00 p.m., Eastern time). The NYSE is closed on weekends and New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. Each time the Fund calculates its NAV, it will accrue as a liability any amounts owed to the Adviser as payment for incentive fees, which could vary over time. Class I shares are offered at NAV. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the NAV of the shares.

The Fund’s NAV per share is calculated by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding.

In computing NAV, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available (collectively, “Fair Valued Securities”), securities are valued at fair value as determined in good faith by the Adviser, in its capacity as the Board of Trustees’ valuation designee pursuant to Rule 2a-5 under the 1940 Act. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the Fund’s investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Adviser believes to be reliable. As the valuation designee, the Adviser acts under the Board of Trustees’ oversight. The Adviser’s fair valuation policies and procedures are approved by the Board of Trustees. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Fair Valued Securities are difficult to value, particularly to the extent that their underlying investments are not publicly traded. In the event a Fair Valued Security issuer does not report a value to the Fund on a timely basis, the Adviser determines the fair value of such Fair Valued Security based on the most recent value reported by the issuer of the Fair Valued Security, as well as any other relevant information available at the time the Fund values its investments. In the absence of specific transaction activity in a particular Fair Valued Security, the Adviser will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment in such Fair Valued Security at the NAV reported by the Fair Valued Security issuer at the time of valuation or to adjust the value to reflect a premium or discount.

There is no single standard for determining fair value of a security. Rather, the fair value determinations involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated NAVs of the Fair Valued Securities’ assets may differ from their actual realizable value or future fair value. In determining the fair value of a security for which there are no readily available market quotations, the Adviser may consider several factors, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security as well as overall market information and the prices of a group of similar assets. The Adviser may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer to investors or prospective investors. As part of its due diligence of Fair Valued Security investments, the Adviser will attempt to obtain current information on an ongoing basis from market sources, asset managers and/or issuers to value all Fair Valued Securities. However, it is anticipated that portfolio holdings and other value information of the Fair Valued Securities could be available on no more than a quarterly basis. Based on its review of all relevant information, the Adviser may conclude in certain circumstances that the information provided by the asset manager and/or issuer of a Fair Valued Security does not represent the fair value of the Fund’s investment in such security. Private funds that invest primarily in publicly traded securities are more easily valued because the values of their underlying investments are based on market quotations.

Before investing in any Fair Valued Security, the Adviser will conduct a due diligence review of the valuation methodology utilized by the issuer of the Fair Valued Security, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. After investing in a Fair Valued Security, the Adviser will monitor the valuation methodology used by the asset manager and/or issuer of the Fair Valued Security.

For purposes of determining the NAV of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Adviser determines in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the NASDAQ official closing price.

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Opportunistic Credit Interval Fund

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Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Adviser deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations that the Advisor, as valuation designee, believes reflect most closely the value of such securities.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of NAV materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s NAV may change at times when it is not possible to purchase or sell shares of the Fund. The Fund may use a third-party pricing service to assist it in determining the market value of securities in the Fund’s portfolio.

The Adviser provides the Board of Trustees with periodic reports that discuss the functioning of the fair valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any.

Conflicts of Interest

The members of the senior management and investment team of Mount Logan serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the Fund’s best interests or in the best interest of the Fund’s shareholders. The Fund’s investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. In particular, the Fund relies on Mount Logan to manage the Fund’s day-to-day activities and to implement the Fund’s investment strategy. Mount Logan and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities that are unrelated to the Fund. As a result of these activities, Mount Logan, its officers and employees and certain of its affiliates will have conflicts of interest in allocating their time between the Fund and other activities in which they are or may become involved, including the management of its affiliated funds. Mount Logan and its officers and employees will devote only as much of its or their time to the Fund’s business as Mount Logan and its officers and employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

The Fund relies, in part, on Mount Logan to assist with identifying and executing upon investment opportunities and on the Fund’s Board of Trustees to review and approve the terms of the Fund’s participation in co-investment transactions with Mount Logan and its affiliates. Mount Logan and its affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of Mount Logan, its affiliates and their officers and employees will not be devoted exclusively to the Fund’s business, but will be allocated between the Fund and such other business activities of Mount Logan and its affiliates in a manner that Mount Logan deems necessary and appropriate.

An affiliate of Mount Logan manages other funds that will invest primarily in debt and equity of privately-held middle-market companies, similar to the Fund’s targets for investment. Therefore, there may be certain investment opportunities that satisfy the investment criteria for such funds and the Fund.

Neither Mount Logan nor individuals employed by Mount Logan are generally prohibited from raising capital for and managing other investment entities that make the same types of investments that the Fund targets. As a result, the time and resources that these individuals may devote to the Fund may be diverted. In addition, the Fund may compete with any such investment entity for the same investors and investment opportunities. On October 23, 2018, the SEC issued an order granting an application for exemptive relief to an affiliate of Mount Logan that allows certain registered investment companies managed by Mount Logan and other affiliate investment advisers of Mount Logan, including the Fund, to co-invest, subject to the satisfaction of certain conditions, in certain private placement transactions, alongside other funds managed by Mount Logan or its affiliates, and any future funds that are advised by Mount Logan or its affiliated investment advisers.

Quarterly Repurchases of Shares

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to repurchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

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Opportunistic Credit Interval Fund

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Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the date such payment is made (the “Repurchase Payment Date”), which will be no more than seven (7) days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund assets.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Notice to Shareholders

Approximately 30 days (but no less than 21 days or more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-833-404-4103 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which will be no more than seven (7) days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount (the “Liquidity Amount”) from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Liquidity Amount shall consist of (i) assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, of assets that mature by the next Repurchase Payment Deadline, or (ii) assets borrowed by the Fund (e.g., by drawing under the Fund’s credit facility). The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

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Consequences of Repurchase Offers

Repurchase offers will typically be funded from borrowing proceeds, available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to transfer shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

Discretionary Repurchase Offers

Under paragraph (c) of Rule 23c-3, in addition to its quarterly repurchase of shares, the Fund may offer to repurchase its shares on a discretionary basis, provided that (i) the offer is made to all Fund shareholders, (ii) the offer is made no more frequently than every two years, and (iii) certain other conditions of Rule 23c-3 are met.

Distribution Policy

The Fund’s distribution policy is to make quarterly distributions to shareholders. Distributions may be funded from borrowing proceeds, available cash or sales of portfolio securities. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board of Trustees reserves the right to change the quarterly distribution policy from time to time.

Tax Consequences of Certain Distributions. As stated above, shareholders receiving periodic payments from the Fund may be under the impression that they are receiving net profits. However, all or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. A return of capital is not taxable to a shareholder unless it exceeds a shareholder’s tax basis in the shares. Returns of capital reduce a shareholder’s tax cost (or “tax basis”). Once a shareholder’s tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. Each year, shareholders subject to IRS reporting will be notified of the source of the Fund’s distributions on a Form 1099. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law.

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Opportunistic Credit Interval Fund

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Dividend Reinvestment Policy

The Fund operates under a dividend reinvestment policy administered by the Transfer Agent. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Opportunistic Credit Interval Fund, c/o SS&C GIDS, Inc., PO Box 219169, Kansas City, MO 64121, or for overnight deliveries 430 W 7th Street, Suite 219246, Kansas City, MO 64105-1407. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution, or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at Opportunistic Credit Interval Fund, c/o SS&C GIDS, Inc., PO Box 219169, Kansas City, MO 64121, or for overnight deliveries 430 W 7th Street, Suite 219246, Kansas City, MO 64105-1407. Certain transactions can be performed by calling the toll-free number 1-833-404-4103.

U.S. Federal Income Tax Matters

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities (including S corporations), persons holding shares of the Fund’s common stock in connection with a hedging, straddle, conversion or other integrated transactions, persons engaged in a trade or business in the United States or persons who have ceased to be U.S. citizens or to be taxed as resident aliens, corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

38	Prospectus | January 27, 2023

Opportunistic Credit Interval Fund

January 27, 2023

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund generally anticipates meeting these distribution requirements.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. Given the Fund’s investment strategies, it is not anticipated that a significant portion of the Fund’s income will be eligible to be designated as qualified dividend income. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. The Fund will provide shareholders with a written notice reporting the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders that are subject to IRS reporting of the source and tax status of all distributions promptly after the close of each calendar year.

A sale or redemption of Fund shares by a shareholder will generally result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

The repurchase of the Fund’s shares may result in a taxable gain or loss to a tendering shareholder. Different tax consequences may apply to tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of his or her shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes, and may instead constitute a distribution subject to evaluation as a deemed dividend. Alternatively, shareholders who tender all of their shares (including shares deemed owned by such shareholders through application of the constructive ownership rules) will be treated as having sold their shares and generally will realize a capital gain or loss.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

Adjusted cost basis information is required for covered securities, which generally include shares of a RIC, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Description of Capital Structure and Shares

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on January 21, 2022. The Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that the Board of Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Board of Trustees has authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.

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Opportunistic Credit Interval Fund

January 27, 2023

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund offers one share class: Class I.

Holders of shares will be entitled to the payment of Distributions when, as and if declared by the Board of Trustees. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of distributions to the holders of shares.

Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

The following table shows the amounts of Class I shares of the Fund that have been authorized and are outstanding as of January 3, 2023:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class I shares	Unlimited	None	838,022.33

Anti-Takeover Provisions
in the Declaration of Trust

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. Each Trustee is elected for an indefinite term and does not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation.

The Declaration of Trust includes provisions that could have the effect of limiting the ability of a shareholder to bring a derivative action. In addition to the requirements of Delaware law, no shareholder may bring a derivative or similar action or proceeding on behalf of the Fund to recover a judgment in its favor (a “Derivative Action”) unless certain requirements are met, including that, prior to the commencement of such Derivative Action, the complaining shareholders have made a written demand on the Trustees requesting that the Trustees cause the Trust to file the action itself. The written demand and conditions thereto, shall not apply to claims arising under federal securities law. Within 90 calendar days of the receipt of a shareholder demand submitted in accordance with the requirements of Delaware law and the Declaration of Trust, the independent Trustees will consider the merits of the claim and determine whether maintaining a suit would be in the best interests of the Trust. This 90-day period may be extended by the independent Trustees up to 60 calendar days. The Declaration of Trust provides that a complaining shareholder whose demand is rejected or dismissed shall be responsible for the costs and expenses (including attorneys’ fees) incurred by the Trust in connection with the Trust’s consideration of the demand, however, such reimbursement of costs and expenses shall not apply to claims arising under federal securities laws. The Declaration of Trust provides that shareholders irrevocably waive all right to trial by jury in any claim, suit, action or proceeding, including Derivation Actions.

Reference should be made to the Declaration of Trust, which will be filed with the SEC by amendment, for the full text of these provisions.

Plan of Distribution

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, Colorado 80203, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV. The Distributor also may enter into selected dealer agreements with other broker-dealers for the sale and distribution of the Fund’s shares. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its reasonable efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund shares. Class I shares are not subject to a distribution fee.

40	Prospectus | January 27, 2023

Opportunistic Credit Interval Fund

January 27, 2023

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the advisory fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by GIDS, the Fund’s transfer agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Opportunistic Credit Interval Fund to:

Opportunistic Credit Interval Fund
c/o SS&C GIDS, Inc.
PO Box 219169
Kansas City, MO 64121

or for overnight deliveries
430 W 7th Street, Suite 219246
Kansas City, MO 64105-1407

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-833-404-4103 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
Credit:
Account #: (number provided by calling toll-free number above)
Further Credit:
Opportunistic Credit Interval Fund
(shareholder registration)
(shareholder account number)

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Opportunistic Credit Interval Fund

January 27, 2023

By Wire — Subsequent Investments

Before sending a wire, investors must contact the Transfer Agent to advise it of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. Please contact the Fund at 1-833-404-4103 for more information about the Fund’s Automatic Investment Plan.

By Telephone

Investors may purchase additional shares of the Fund by calling 1-833-404-4103. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, the Transfer Agent will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call the Transfer Agent at 1-833-404-4103 for additional assistance when completing an application.

If the Transfer Agent does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Purchase Terms

Class I shares are sold at the prevailing NAV per share and are not subject to any upfront sales charge. Class I shares are not subject to a distribution fee, shareholder servicing fees, or early withdrawal charges. Class I shares may only be available through certain financial intermediaries. Because the Class I shares of the Fund are sold at the prevailing NAV per share without an upfront sales charge, the entire amount of your purchase is invested immediately. Class I shares require a minimum investment of $1,000,000. However, investment advisers may aggregate client accounts for the purpose of meeting the minimum investment. Also, the Fund or the Adviser may waive the minimum investment at either’s discretion.

Legal Matters

Certain legal matters regarding the validity of the shares offered hereby have been passed upon for the Fund by Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215.

Reports to Shareholders

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Before doing so, the Fund will obtain the written consent of the affected shareholder(s) or send the affected shareholder(s) a separate written notification of its intent to do so. Once implemented, a shareholder must call 1-833-404-4103 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP (“Deloitte”) is the independent registered public accounting firm for the Fund and has audited the Fund’s financial statements incorporated in this registration statement. Deloitte is located at 30 Rockefeller Plaza, New York, NY 10112.

42	Prospectus | January 27, 2023

Table of Contents of the
Statement of Additional Information

General Information and History	1
Investment Objectives and Policies	1
Management of the Fund	26
Codes of Ethics	33
Proxy Voting Policies and Procedures	33
Control Persons and Principal Holders	34
Investment Advisory and Other Services	34
Portfolio Managers	36
Allocation of Brokerage	38
Tax Status	40
Other Information	46
Independent Registered Public Accounting Firm	47
Appendix A – Proxy Voting Policy	48

Privacy Notice	Rev. June 1, 2022
FACTS	WHAT DOES OPPORTUNISTIC CREDIT INTERVAL FUND DO WITH YOUR PERSONAL INFORMATION?
Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?

The types of personal information we collect and share depend on the product or service you have with us. This information can include:

● Social Security number ● Purchase History

● Assets ● Account Balances

● Retirement Assets ● Account Transactions

● Transaction History ● Wire Transfer Instructions

● Checking Account Information

When you are no longer our customer, we continue to share your information as described in this notice.

How?

All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons Opportunistic Credit Interval Fund chooses to share; and whether you can limit this sharing.

REASONS WE CAN SHARE YOUR PERSONAL INFORMATION	Does Opportunistic Credit Interval Fund share?	Can you limit this sharing?
For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes — information about your transactions and experiences	No	We don’t share
For our affiliates’ everyday business purposes — information about your creditworthiness	No	We don’t share
For nonaffiliates to market to you	No	We don’t share

QUESTIONS?	Call 1-833-404-4103

44	Prospectus | January 27, 2023

WHO WE ARE
Who is providing this notice?	Opportunistic Credit Interval Fund
WHAT WE DO
How does Opportunistic Credit Interval Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does Opportunistic Credit Interval Fund collect my personal information?

We collect your personal information, for example, when you

● Open an account

● Provide account information

● Give us your contact information

● Make deposits or withdrawals from your account

● Make a wire transfer

● Tell us where to send the money

● Tells us who receives the money

● Show your government-issued ID

● Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only:

● Sharing for affiliates’ everyday business purposes — information about your creditworthiness

● Affiliates from using your information to market to you

● Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

DEFINITIONS
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ● Opportunistic Credit Interval Fund does not share with our affiliates.
Nonaffiliates

Companies not related by common ownership or control. They can be financial and nonfinancial companies.

● Opportunistic Credit Interval Fund does not share with nonaffiliates so they can market to you.

Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ● Opportunistic Credit Interval Fund doesn’t jointly market.

www.opportunisticcreditintervalfund.com	45

OPPORTUNISTIC CREDIT INTERVAL FUND

PROSPECTUS

JANUARY 27, 2023

Class I Shares (SOFIX)
of Beneficial Interest

All dealers that buy, sell or trade the Fund's shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund's Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

Investment Adviser
Mount Logan Management, LLC

STATEMENT OF ADDITIONAL INFORMATION
January 27, 2023

OPPORTUNISTIC CREDIT INTERVAL FUND

Principal Executive Offices
650 Madison Avenue, 23rd Floor

New York, NY 10022

(212) 891-2880

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the prospectus of Opportunistic Credit Interval Fund (the “Fund”), dated January 27, 2023 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the shares of the Fund.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-833-404-4103 or by visiting the Fund’s website at https://www.opportunisticcreditintervalfund. Information on the website is not incorporated herein by reference. You may obtain information about the Fund on a website maintained by the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov that contains the Fund’s SAI, material incorporated by reference, and other information regarding the Fund. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY	1
INVESTMENT OBJECTIVES AND POLICIES	1
MANAGEMENT OF THE FUND	26
CODES OF ETHICS	33
PROXY VOTING POLICIES AND PROCEDURES	33
CONTROL PERSONS AND PRINCIPAL HOLDERS	34
INVESTMENT ADVISORY AND OTHER SERVICES	34
PORTFOLIO MANAGERS	36
ALLOCATION OF BROKERAGE	38
TAX STATUS	40
OTHER INFORMATION	46
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	47
APPENDIX A – PROXY VOTING POLICY	48

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on January 21, 2022. The Fund’s principal office is located at 650 Madison Avenue, 23rd Floor, New York, NY 10022, and its telephone number is (212) 891-2880. The investment objectives and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate, equally with other shares (i) in dividends and distributions declared by the Fund and (ii) upon liquidation, in the distribution of its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share. The Fund offers one class of shares: Class I shares.

Mount Logan Management, LLC (the “Adviser” or “Mount Logan”) serves as the Fund’s investment adviser.

INVESTMENT OBJECTIVES AND POLICIES

Investment Objectives

The Fund’s investment objectives are to produce current income and capital appreciation.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (i.e., the Fund’s outstanding shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)	Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2)	Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)	Purchase securities on margin.

(4)	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public).

(5)	Invest 25% or more of the market value of the Fund’s total assets in the securities of companies or entities engaged in any one industry or group of industries. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities.

(6)	Purchase or sell commodities, unless acquired as a result of ownership of securities or other investments, except that the Fund may purchase and sell forward and futures contracts and options to the full extent permitted under the 1940 Act, sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission (“CFTC”), invest in securities or other instruments backed by or linked to commodities, invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)	Make loans to others, except (a) where each loan is represented by a note executed by the borrower, (b) through the purchase of debt securities in accordance with the Fund’s investment objectives and policies, (c) to the extent the entry into a repurchase agreement, in a manner consistent with the Fund’s investment policies or as otherwise permitted under the 1940 Act, is deemed to be a loan, and (d) by loaning portfolio securities.

(8)	Purchase or sell real estate or interests in real estate. This limitation is not applicable to investments in marketable securities that are secured by or represent interests in real estate. This limitation does not preclude the Fund from investing in securities that are secured by or represent interests in real estate (e.g., mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined below in “Repurchases and Transfers of Shares”), or the next business day if the 14th day is not a business day.

Non-Fundamental Policies. The following are additional investment limitations of the Fund and may be changed by the Fund’s Board of Trustees (the “Board of Trustees”) without shareholder approval.

Covered Obligations. Consistent with SEC staff guidance, financial instruments that involve obligations to make future payments to third parties will not be viewed as creating any senior security provided that the Fund covers its obligations as described below. Those financial instruments can include, among others, (i) securities purchased on a when-issued, delayed delivery, and to be announced basis, (ii) futures contracts, (iii) forward currency contracts, (iv) written options, (v) reverse repurchases, and (vi) securities sold short.

Consistent with SEC staff guidance, the Fund will consider its obligations involving such a financial instrument as “covered” when the Fund (1) maintains an offsetting financial position or (2) segregates liquid assets (constituting cash, cash equivalents or other liquid portfolio securities) equal to the Fund’s exposure relating to the financial instrument, as determined on a daily basis. Dedicated Fund compliance policies and procedures, which the Board of Trustees has approved, govern the types of transactions that can be deemed to be offsetting transactions for purposes of (1) above, and the amounts of assets that need to be segregated for purposes of (2) above. The Fund will seek to value financial instruments on a mark-to-market basis, but may also rely on the instrument’s notional value or upon valuations provided by third party pricing services, subject to the approval of the Board of Trustees.

Restrictions and Subsequent Investments. If a restriction involving the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Non-Principal Investment Strategies

Bank Loans and Participations. The Fund’s investment program may include significant amounts of bank loans and participations. These obligations are subject to unique risks, including (i) the possible avoidance of an investment transaction as a “preferential transfer,” “fraudulent conveyance” or “fraudulent transfer,” among other avoidance actions, under relevant bankruptcy, insolvency and/or creditors’ rights laws, (ii) so-called “lender liability” claims by the issuer of the obligations, (iii) environmental liabilities that may arise with respect to collateral securing the obligations, (iv) limitations on the ability of the Fund to directly enforce its rights with respect to participations and (v) the contractual nature of participations where the Fund takes on the credit risk of the agent bank rather than the actual borrower.

The Fund may acquire interests in loans either directly (by way of assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all of the rights and obligations of the assigning institution and becomes a contracting party under the loan agreement with respect to the loan; however, its rights can be more restricted than those of the assigning institution. Participations in a portion of a loan typically result in a contractual relationship only with the institution participating in the interest and not with the obligor. The Fund would, in such a case, have the right to receive payments of principal and interest to which it is entitled only from the institution selling the participation, and not directly from the obligor, and only upon receipt by such institution of such payments from the obligor. As the owner of a participation, the Fund generally will have no right to enforce compliance by the obligor with the terms of the loan agreement or to vote on amendments to the loan agreement, nor any rights of set-off against the obligor, and the Fund may not directly benefit from collateral supporting the loan in which it has purchased the participation. In addition, in the event of the insolvency of the selling institution, the Fund may be treated as a general creditor of such selling institution, and may not have any exclusive or senior claim with respect to the selling institution’s interest in, or the collateral with respect to, the applicable loan. Consequently, the Fund will assume the credit risk of both the obligor and the institution selling the participation to the Fund. As a result, concentrations of participations from any one selling institution subject the Fund to an additional degree of risk with respect to defaults by such selling institution.

Investment Companies. The Fund may invest in registered investment companies (also referred to as “Underlying Funds”), which consist of open-end funds (mutual funds), closed-end funds, business development companies and exchange traded funds. Section 12(d)(1) of the 1940 Act provides that the Fund may not: (1) purchase more than 3% of a registered investment company’s outstanding shares (the “3% Limit”); (2) invest more than 5% of the Fund’s assets in any single such investment company (the “5% Limit”), and (3) invest more than 10% of the Fund’s assets in investment companies overall (the “10% Limit”), unless: (i) the underlying investment company and/or the Fund relies on Rule 12d1-4 or has received an order for exemptive relief from such limitations from the SEC; and (ii) the underlying investment company and the Fund take appropriate steps to comply with Rule 12d1-4 or any conditions in an exemptive order, as the case may be.

Statutory Exemption from 5% and 10% Limits. Section 12(d)(1)(F) of the 1940 Act provides that the provisions of Section 12(d)(1) do not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not, and is not proposing to, offer or sell any security issued by the Fund through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1½% ( “Sales Load Limit”). Section 12(d)(1)(F) also requires that an investment company that issues shares to the Fund pursuant to Section 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company’s total outstanding shares in any period of less than thirty days. Finally, Section 12(d)(1)(F) requires that the Fund (or the Adviser, acting on behalf of the Fund) comply with the following voting restrictions: when the Fund exercises voting rights, by proxy or otherwise, with respect to investment companies owned by the Fund, the Fund will either seek instruction from the Fund’s shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or vote the shares held by the Fund in the same proportion as the vote of all other holders of such security.

Regulatory Exemption from Sales Load Limit. Further, the Fund may rely on Rule 12d1-3, which allows the Fund to exceed the Sales Load Limit and still rely on the exemption provided by Section 12(d)(1)(F), provided the aggregate sales loads any investor pays (i.e., the combined distribution expenses of both the acquiring fund (the Fund) and the acquired funds) does not exceed the limits on sales loads established by FINRA for funds-of-funds.

Purchases by “Affiliated Persons” of the Fund. The 3% Limit applies to purchases in aggregate by the Fund and any “affiliated persons” (as defined in the 1940 Act). Accordingly, when affiliated persons hold shares of any of the Underlying Funds, the Fund’s ability to invest fully in shares of those Underlying Funds is restricted, and the Adviser must then, in some instances, select alternative investments that would not have been its first preference. The 1940 Act also provides that an Underlying Fund whose shares are purchased by the Fund will be obligated to redeem shares held by the Fund only in an amount up to 1% of the Underlying Fund’s outstanding securities during any period of less than 30 days. Shares held by the Fund in excess of 1% of an Underlying Fund’s outstanding securities, therefore, will be considered not readily marketable securities, which, together with other such securities, may not exceed 15% of the Fund’s total assets.

“Covenant-Lite” Loans. The loan investments that the Fund holds may include “covenant-lite” or “cov-lite” loans. Cov-lite loans have fewer protective covenants than traditional loans have, which means that they are issued with fewer restrictions on the borrower and fewer protections for the lender. For example, cov-lite loans tend to be more flexible with regard to the borrower's collateral, level of income, and the loan's payment terms, and they tend to have fewer requirements intended to protect the lender’s safety, like financial maintenance tests that measure the debt-service capabilities of the borrower. Cov-lite loans therefore may carry more risk to the lender (i.e., the Fund as investor) than traditional loans do.

“Unitranche” Loans. Our first lien loans may also include unitranche loans. Unitranche loans combine characteristics of traditional first lien senior secured loans as well as second lien and subordinated loans. Unitranche loans will expose us to the risks associated with second lien and subordinated loans to the extent we invest in the “last out” tranche.

Depositary Receipts. The Fund may invest in American Depositary Receipts (“ADRs”), as well as other “hybrid” forms of ADRs, including European Depositary Receipts and Global Depositary Receipts. ADRs are certificates evidencing ownership of shares of a foreign issuer. These certificates are issued by depository banks and generally trade on an established market in the United States or elsewhere. The underlying shares are held in trust by a custodian bank or similar financial institution in the issuer’s home country. The depository bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding dividends and interest and corporate actions. ADRs are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies. However, ADRs continue to be subject to many of the risks associated with investing directly in foreign securities, which are described below.

Foreign Securities. The Fund may invest in non-U.S. companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

Money Market Instruments. The Fund may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Adviser deems appropriate under the circumstances. In addition, the Fund or a pooled investment vehicle in which the Fund invests may invest in these instruments pending allocation of its respective offering proceeds. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. Government securities, commercial paper, certificates of deposit and bankers acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Hedge Funds and Private Equity Funds. The Fund may invest in private funds commonly known as hedge funds or private equity funds, which (i) based on their investment activities, meet the definition of “investment company” found in Section 3(a) of the 1940 Act; and (ii) do not qualify for any exemption from such definition other than that provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act. that would be required to register as investment companies but for an exemption under Section 3(c)(1) or 3(c)(7) of the 1940 Act. These funds are not subject to the requirements and protections of the 1940 Act and carry all of the risks associated with private pooled investment vehicles, as disclosed in the Prospectus. In addition, investors should be aware that these funds often engage in leverage, short-selling, arbitrage, hedging, derivatives and other speculative investment practices that may significantly increase investment loss. These funds are highly illiquid, are not required to provide periodic pricing or valuation information to investors, and often charge high fees that can erode investment performance. Certain of these funds charge performance fees that may create an incentive for the fund’s manager to make investments that are riskier or more speculative than those it might have made in the absence of a performance fee. Additionally, these funds need not have independent boards of trustees and do not require investor approval of advisory contracts.

Derivatives. The Fund may generally invest in transactions involving options, futures and other derivative financial instruments for speculative purposes or to hedge against risks or other factors and variables that may affect the values of the Fund’s portfolio securities. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Options and Futures. The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter market, or they may be negotiated directly with counterparties. In cases where instruments are purchased over-the-counter or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out the Fund’s position.

The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call and put options for both hedging and speculative purposes. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

In a covered put option, cash or liquid securities are placed in a segregated account on the Fund’s books. The sale of such an option exposes the seller, during the term of the option, to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets.

When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

The Fund’s use of derivatives that are subject to regulation by the CFTC could cause the Fund to be a commodity pool, which, absent an available exemption would require the Fund to comply with certain rules of the CFTC. In connection with its management of the Fund, the Adviser has claimed an exclusion from the definition of commodity pool operator under the Commodity Exchange Act and is therefore not currently subject to registration or regulation as a pool operator.

The Fund may enter into futures contracts in U.S. markets or on exchanges located outside the United States. Foreign markets may offer advantages, such as trading opportunities or arbitrage possibilities not available in the United States, but they also may subject the Fund to greater risk than domestic markets. For example, common clearing facilities may not exist in markets where foreign exchanges are the principal markets, and investors may look only to the broker to perform the contract. Adverse changes in the exchange rate could eliminate any profits that might be realized in trading, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

Engaging in these transactions involves risk of loss, which could adversely affect the value of the Fund’s assets. No assurance can be made that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit, or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions, and potentially subjecting the Fund to substantial losses.

Successful use of futures also is subject to the Adviser’s ability to correctly predict movements in the relevant market and to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price. In addition, the Fund may purchase and sell currency futures or commodity futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price. A commodity future creates an obligation to purchase or sell an amount of a specific commodity at a future date at a specific price.

Option Spread Sub-Strategy. Rather than buying single call or put options, the Fund may invest in a combination of long and short positions on an option but with different strike prices when the Adviser believes this strategy offers favorable risk management attributes or greater potential returns. An example of this strategy is commonly referred to as a "debit" spread. A call option debit spread is created by purchasing a call option while simultaneously writing a call option with a higher strike price. A debit put option spread consists of buying put options on an instrument and selling an equal number of put options on the same instrument at a lower exercise price. The Fund may invest in call spreads and put spreads that are "out of the money" (i.e., the exercise price of the call options sold generally will be above the current level of the underlying security when written and the exercise price of put options sold generally will be below the current level of the underlying security when written).

The economics of writing debit call spreads and debit put spreads differs from writing equivalent calls and puts in that (i) the net premiums received are reduced by the premiums paid on the purchased options and (ii) the risk of loss if written options expire in-the-money is reduced because the purchased option will tend to offset any losses associated with the written option. Amounts payable at settlement by a seller of call and put spreads will equal the total payments made with respect to written calls and puts less the total payments received with respect to purchased calls and puts. If written calls and puts expire worthless, the Fund will receive settlement proceeds equal to the related option premiums. If written calls or puts expire in-the-money, the Fund will receive net proceeds at settlement equal to the difference between the amounts payable on written calls and amounts receivable, if any, on the associated purchased calls and puts. If purchased calls or puts expire in-the-money, the net amount payable by the Fund will be capped at an amount defined by the difference in exercise price of the written and purchased options positions. The purchased put or call option in a spread strategy may expire worthless resulting in a total loss of the net amount invested.

Generally, on behalf of the Fund, the Adviser buys options that it believes will generate positive capital appreciation or reduce risk and sells them when a fair-value price target is achieved or fundamentals have diverged from the Fund's investment goal. On behalf of the Fund, the Adviser writes options to reduce the net cost of the Fund's purchased option positions. It covers (buys back) written options when a fair-value price target is achieved, to adjust portfolio positions when a purchased option is sold, or when fundamentals have diverged from the Fund's investment goal. The Adviser may engage in active and frequent trading of the Fund's portfolio options to achieve the Fund's investment objectives. Option spread strategies expose the Fund to tracking risk to the extent that the underlying security's price changes differently than the Fund's portfolio securities it is expected to track; or to the extent the put or call option price changes are not highly correlated to the Fund's portfolio securities intended to be hedged. On behalf of the Fund, the Adviser may combine various call and put strategies that may vary by amount, maturity, strike price or underlying security. Option premiums are treated as short-term capital gains and when distributed to shareholders, are usually taxable as ordinary income, which may have a higher tax rate than long-term capital gains for shareholders holding Fund shares in a taxable account.

Generally, when writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

The Fund’s use of derivatives that are subject to regulation by the CFTC could cause the Fund to be a commodity pool, which, absent an available exemption would require the Fund to comply with certain rules of the CFTC. In connection with its management of the Fund, the Adviser has claimed an exclusion from the definition of commodity pool operator under the Commodity Exchange Act and is therefore not currently subject to registration or regulation as a pool operator.

The Fund may enter into futures contracts in U.S. markets or on exchanges located outside the United States. Foreign markets may offer advantages, such as trading opportunities or arbitrage possibilities not available in the United States, but they also may subject the Fund to greater risk than domestic markets. For example, common clearing facilities may not exist in markets where foreign exchanges are the principal markets, and investors may look only to the broker to perform the contract. Adverse changes in the exchange rate could eliminate any profits that might be realized in trading, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

Engaging in these transactions involves risk of loss, which could adversely affect the value of the Fund's gross assets. No assurance can be made that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit, or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions, and potentially subjecting the Fund to substantial losses.

Successful use of futures also is subject to the Adviser's ability to correctly predict movements in the relevant market and to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract's last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price. In addition, the Fund may purchase and sell currency futures or commodity futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price. A commodity future creates an obligation to purchase or sell an amount of a specific commodity at a future date at a specific price.

Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging and speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements. The Fund may enter into swap agreements, which generally include equity, interest rate, and index and currency rate swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies, except that the Fund does not employ total return swaps. Generally, swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The payments to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the change in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

Equity Swaps. In a typical equity swap, one party agrees to pay another party the return on a security, security index or basket of securities in return for a specified interest rate. By entering into an equity index swap, the index receiver can gain exposure to securities making up the index of securities without actually purchasing those securities. Equity index swaps involve not only the risk associated with investing in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the interest that the Fund will be committed to pay under the swap.

Valuation of Derivative Instruments. The Fund will seek to value financial instruments on a mark-to-market basis, but may also rely on the instrument’s notional value or upon valuations provided by third-party pricing services, subject to the approval of the Board of Trustees.

Debtor-in-Possession (“DIP”) Loans. The Fund may invest in or extend loans to companies that have filed for protection under Chapter 11 of the United States Bankruptcy Code. DIP financings allow the entity to continue its business operations while reorganizing under Chapter 11 and such financings must be approved by the bankruptcy court. These DIP loans are most often working-capital facilities put into place at the outset of a Chapter 11 case to provide the debtor with both immediate cash and the ongoing working capital that will be required during the reorganization process. DIP financings are typically fully secured by a lien on the debtor’s otherwise unencumbered assets or secured by a junior lien on the debtor’s encumbered assets (so long as the loan is fully secured based on the most recent current valuation or appraisal report of the debtor). DIP financings are often required to close with certainty and in a rapid manner in order to satisfy existing creditors and to enable the issuer to emerge from bankruptcy or to avoid a bankruptcy proceeding. There is a risk that the borrower will not emerge from Chapter 11 bankruptcy proceedings and be forced to liquidate its assets under Chapter 7 of the U.S. Bankruptcy Code. In the event of liquidation, the Fund’s only recourse will be against the property securing the DIP financing.

Restricted and Illiquid Securities. The Fund may not be able to readily dispose of illiquid securities at prices that approximate those at which the Fund could sell such securities if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations.

The Fund may purchase certain securities (“Rule 144A Securities”) eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act. Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to certain qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Board of Trustees. Because it is not possible to predict with assurance how the market for Rule 144A Securities will develop, the Board of Trustees has directed the Adviser to monitor carefully the Fund’s investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund’s investment in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.

Rights Offerings and Warrants to Purchase. The Fund may participate in rights offerings and may purchase warrants, which are privileges issued by corporations enabling the owners to subscribe to and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of rights or warrants involves the risk that the Fund could lose the purchase value of a right or warrant if the right to subscribe to additional shares is not exercised prior to the rights’ and warrants’ expiration. Also, the purchase of rights and/or warrants involves the risk that the effective price paid for the right and/or warrant added to the subscription price of the related security may exceed the value of the subscribed security’s market price such as when there is no movement in the level of the underlying security.

Special Situations. The Fund may invest in companies undergoing work-outs, liquidations, reorganizations, bankruptcies, insolvencies or other fundamental changes or similar transactions. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency, (ii) market conditions resulting in material changes in securities prices, (iii) compliance with any applicable bankruptcy, insolvency or securities laws, and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund may invest, there is a potential risk of loss by the Fund of its entire investment in such companies.

Certain Bankruptcy and Insolvency Issues. Some of the companies in which the Fund may invest may be involved in a complex bankruptcy or insolvency proceeding in the United States or elsewhere. There are a number of significant risks inherent in the bankruptcy or insolvency process. The Fund cannot guarantee the outcome of any bankruptcy or insolvency proceeding.

Under U.S. bankruptcy proceedings or other insolvency proceedings, the Fund may risk taking a loss on its investment and having its claim released or discharged against the debtor and third parties. For example, under a plan of reorganization, the Fund could receive a cash distribution for less than its initial investment or receive securities or other financial instruments in exchange for its claims, which then could be discharged and released against the debtor or other third parties. In addition, under U.S. bankruptcy proceedings, a debtor can effectuate a sale of assets with a purchaser acquiring such assets free and clear of any claims or liens underlying the Fund’s investment with the Fund having only potential recourse to the proceeds of the sale.

Under certain circumstances, payments to the Fund may be reclaimed, recharacterized or avoided if any such payment or distribution is later determined by the applicable court to have been a fraudulent conveyance, fraudulent transfer, a preferential payment or otherwise subject to avoidance under applicable law. In addition, especially in the case of investments made prior to the commencement of bankruptcy proceedings, creditors can lose their ranking and priority if they exercise “domination and control” of a debtor and other creditors can demonstrate that they have been harmed by such actions.

Many events in a bankruptcy are often beyond the control of the creditors. While creditors may be given an opportunity to object to or otherwise participate in significant actions, there can be no assurance that a court in the exercise of its broad powers or discretion would not approve actions that would be contrary to the interests of the Fund as a creditor.

The duration of a bankruptcy or insolvency proceeding is difficult to predict. A creditor’s return on investment can be adversely impacted by delays while a plan of reorganization is being negotiated, approved by the creditors, confirmed by the bankruptcy court or until the plan ultimately becomes effective. Similar delays can occur while a court may be considering a sale or other restructuring transaction. In addition, the administrative costs in connection with a bankruptcy or insolvency proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to unsecured creditors or equity holders. If a proceeding involves protracted or difficult litigation, or turns into a liquidation, substantial assets may be devoted to administrative costs. Also, in the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. Further, certain claims that have priority by law (for example, claims for taxes) may be quite substantial.

The effect of a bankruptcy filing on or by a portfolio company may adversely and permanently affect the portfolio company. The portfolio company may lose its market position, going concern value and key employees and otherwise become incapable of restoring itself as a viable entity. If for this or any other reason the proceeding is converted to a liquidation, the liquidation value of the portfolio company may not equal the liquidation value that was believed to exist at the time of the investment.

Equity Securities. In addition to common stocks, the Fund may invest in other types of equity securities, including preferred stocks, convertible securities, warrants and depository receipts.

Preferred Stock. Preferred stock has a preference over common stock in liquidation (and generally dividends as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to credit securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of a preferred stock than in a more senior credit security with similar stated yield characteristics. Unlike interest payments on credit securities, preferred stock dividends are payable only if declared by the issuer’s board of directors or equivalent body. Preferred stock also may be subject to optional or mandatory redemption provisions.

Convertible Securities. A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest paid or accrued on debt or the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.

Cash Equivalents and Short-Term Debt Securities. For temporary defensive purposes, the Fund may invest up to 100% of its assets in cash equivalents and short-term debt securities. Short-term debt investments having a remaining maturity of 60 days or less when purchased will be valued at cost, adjusted for amortization of premiums and accretion of discounts. Short-term debt securities are defined to include, without limitation, the following:

(1)	U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by other U.S. government agencies or instrumentalities. U.S. government securities include securities issued by: (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, whose securities are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, whose securities are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, whose securities are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, whose securities are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate.

(2)	Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the Federal Deposit Insurance Corporation;

(3)	Repurchase agreements, which involve purchases of debt securities (see section below entitled “Repurchase Agreements” for additional detail). At the time the Fund purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Fund during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Fund to invest temporarily available cash. The Fund may enter into repurchase agreements only with respect to obligations of the U.S. government, its agencies or instrumentalities; certificates of deposit; or bankers’ acceptances in which the Fund may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. The Adviser monitors the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. The Adviser does so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Fund. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws; and

(4)	Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Adviser considers the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and monitors the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Asset-Backed Securities. Asset-backed securities represent participations in, or are secured by and payable from, assets such as motor vehicle installment sales, installment loan contracts, leases of various types of real and personal property, receivables from revolving credit (credit card) agreements and other categories of receivables. Such assets are securitized through the use of trusts and special purpose corporations. Payments or distributions of principal and interest may be guaranteed up to certain amounts and for a certain time period by a letter of credit or a pool insurance policy issued by a financial institution unaffiliated with the trust or corporation, or other credit enhancements may be present.

Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, the Fund’s ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and the Fund’s ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. To the extent that the Fund invests in asset-backed securities, the values of the Fund’s portfolio securities will vary with changes in market interest rates generally and the differentials in yields among various kinds of asset-backed securities.

Asset-backed securities present certain additional risks because they generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. Credit card receivables are generally unsecured and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set-off certain amounts owed on the credit cards, thereby reducing the balance due. Automobile receivables generally are secured, but by automobiles rather than residential real property. Most issuers of automobile receivables permit the loan servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the asset-backed securities. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in the underlying automobiles. Therefore, if the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund’s recoveries on repossessed collateral may not be available to support payments on these securities.

Mortgage-Backed Securities. The Fund may invest in a variety of mortgage-related and other asset-backed securities issued by government agencies or other governmental entities or by private originators or issuers.

Mortgage-related securities include mortgage pass-through securities, collateralized mortgage obligations (“CMO”), commercial mortgage-backed securities (“CMBS”), mortgage dollar rolls, CMO residuals, adjustable rate mortgage-backed securities (“ARMBS”), stripped mortgage-backed securities (“SMBS”) and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property.

Mortgage Pass-Through Securities. Interests in pools of mortgage-related securities differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment which consists of both interest and principal payments. In effect, these payments are a “pass through” of the monthly payments made by the individual borrowers on their residential or commercial mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs that may be incurred. Some mortgage-related securities (such as securities issued by the Government National Mortgage Association (“GNMA”)) are described as “modified pass-through.” These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, at the scheduled payment dates regardless of whether or not the mortgagor actually makes the payment.

The rate of pre-payments on underlying mortgages will affect the price and volatility of a mortgage-related security, and may have the effect of shortening or extending the effective duration of the security relative to what was anticipated at the time of purchase. To the extent that unanticipated rates of prepayment on underlying mortgages increase the effective duration of a mortgage-related security, the volatility of such security can be expected to increase. The mortgage market in the United States has experienced heightened difficulties that may adversely affect the performance and market value of mortgage-related investments. Delinquencies and losses on residential and commercial mortgage loans (especially subprime and second-lien residential mortgage loans) and a decline in or flattening of property values (as has recently been experienced and may continue to be experienced in many markets) may exacerbate such delinquencies and losses. Borrowers with adjustable-rate mortgage loans are more sensitive to changes in interest rates, which affect their monthly mortgage payments, and may be unable to secure replacement mortgages at comparably low interest rates.

The principal U.S. governmental guarantor of mortgage-related securities is GNMA. GNMA is a wholly owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA is authorized to guarantee, with the full faith and credit of the U.S. Government, the timely payment of principal and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of mortgages insured by the Federal Housing Administration (the “FHA”), or guaranteed by the Department of Veterans Affairs (the “VA”). Government-related guarantors (i.e., not backed by the full faith and credit of the U.S. Government) include Fannie Mae and Freddie Mac. Fannie Mae is a government-sponsored corporation the common stock of which is owned entirely by private stockholders. Fannie Mae purchases conventional (i.e., not insured or guaranteed by any government agency) residential mortgages from a list of approved seller/servicers which include state and federally chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Pass-through securities issued by Fannie Mae are guaranteed as to timely payment of principal and interest by Fannie Mae, but are not backed by the full faith and credit of the U.S. Government. Freddie Mac was created by Congress in 1970 for the purpose of increasing the availability of mortgage credit for residential housing. It is a government-sponsored corporation formerly owned by the twelve Federal Home Loan Banks but the common stock of which is now owned entirely by private stockholders. Freddie Mac issues Participation Certificates (“PCs”), which are pass-through securities, each representing an undivided interest in a pool of residential mortgages. Freddie Mac guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the U.S. Government.

Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by such non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit, which may be issued by governmental entities or private insurers. Such insurance and guarantees and the creditworthiness of the issuers thereof will be considered in determining whether a mortgage-related security meets the Fund’s investment quality standards. There can be no assurance that the private insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements. The Fund may buy mortgage-related securities without insurance or guarantees if, through an examination of the loan experience and practices of the originators/servicers and poolers, the Adviser determines that the securities meet the Fund’s quality standards. Securities issued by certain private organizations may not be readily marketable.

Collateralized Mortgage Obligations. A CMO is a debt obligation of a legal entity that is collateralized by mortgages and divided into classes. Similar to a bond, interest and prepaid principal is paid, in most cases, on a monthly basis. CMO may be collateralized by whole mortgage loans or private mortgage bonds, but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, Freddie Mac or Fannie Mae and their income streams. CMO are structured into multiple classes, often referred to as “tranches,” with each class bearing a different stated maturity and entitled to a different schedule for payments of principal and interest, including prepayments. Actual maturity and average life will depend upon the pre-payment experience of the collateral. In the case of certain CMO (known as “sequential pay” CMO), payments of principal received from the pool of underlying mortgages, including prepayments, are applied to the classes of CMO in the order of their respective final distribution dates. Thus, no payment of principal will be made to any class of sequential pay CMO until all other classes having an earlier final distribution date have been paid in full. CMO may be less liquid and may exhibit greater price volatility than other types of mortgage- or asset-backed securities.

Commercial Mortgage-Backed Securities. CMBS include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property. Many of the risks of investing in commercial mortgage-backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities.

CMO Residuals. CMO residuals are mortgage securities issued by agencies or instrumentalities of the U.S. Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing. The cash flow generated by the mortgage assets underlying a series of a CMO is applied first to make required payments of principal and interest on the CMO and second to pay the related administrative expenses and any management fee of the issuer. The residual in a CMO structure generally represents the interest in any excess cash flow remaining after making the foregoing payments. Each payment of such excess cash flow to a holder of the related CMO residual represents income and/or a return of capital. The amount of residual cash flow resulting from a CMO will depend on, among other things, the characteristics of the mortgage assets, the coupon rate of each class of CMO, prevailing interest rates, the amount of administrative expenses and the prepayment experience on the mortgage assets. In particular, the yield to maturity on CMO residuals is extremely sensitive to prepayments on the related underlying mortgage assets, in the same manner as an interest-only (“IO”) class of stripped mortgage-backed securities (described below). In addition, if a series of a CMO includes a class that bears interest at an adjustable rate, the yield to maturity on the related CMO residual will also be extremely sensitive to changes in the level of the index upon which interest rate adjustments are based. As described below with respect to stripped mortgage-backed securities, in certain circumstances the Fund may fail to recoup fully its initial investment in a CMO residual. CMO residuals are generally purchased and sold by institutional investors through several investment banking firms acting as brokers or dealers. CMO residuals may, or pursuant to an exemption therefrom, may not, have been registered under the Securities Act. CMO residuals, whether or not registered under the Securities Act, may be subject to certain restrictions on transferability.

Adjustable Rate Mortgage-Backed Securities. ARMBS have interest rates that reset at periodic intervals. Acquiring ARMBS permits the Fund to participate in increases in prevailing current interest rates through periodic adjustments in the coupons of mortgages underlying the pool on which ARMBS are based. ARMBS generally have higher current yield and lower price fluctuations than is the case with more traditional fixed-income instruments of comparable rating and maturity. In addition, when prepayments of principal are made on the underlying mortgages during periods of rising interest rates, the Fund can reinvest the proceeds of such prepayments at rates higher than those at which they were previously invested. Mortgages underlying most ARMBS, however, have limits on the allowable annual or lifetime increases that can be made in the interest rate that the mortgagor pays. Therefore, if current interest rates rise above such limits over the period of the limitation, the Fund, when holding an ARMBS, does not benefit from further increases in interest rates. Moreover, when interest rates are in excess of coupon rates (i.e., the rates being paid by mortgagors) of the mortgages, ARMBS behave more like fixed-income instruments and less like adjustable-rate securities and are subject to the risks associated with fixed-income instruments. In addition, during periods of rising interest rates, increases in the coupon rate of adjustable-rate mortgages generally lag current market interest rates slightly, thereby creating the potential for capital depreciation on such securities.

Stripped Mortgage-Backed Securities. SMBS are derivative multi-class mortgage securities. SMBS may be issued by agencies or instrumentalities of the U.S. Government, or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing. SMBS are usually structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. A common type of SMBS will have one class receiving some of the interest and most of the principal from the mortgage assets, while the other class will receive most of the interest and the remainder of the principal. In the most extreme case, one class will receive all of the interest (the “IO” class), while the other class will receive all of the principal (the principal-only or “PO” class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the Fund’s yield to maturity from these securities. If the underlying mortgage assets experience greater than anticipated prepayments of principal, the Fund may fail to recoup some or all of its initial investment in these securities even if the security is in one of the highest rating categories.

Dollar Rolls. The Fund may enter into “dollar rolls” in which the Fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase similar, but not identical securities on a specified future date. During the roll period, the Fund loses the right to receive principal and interest paid on the securities sold. However, the Fund would benefit to the extent of any difference between the price received for the securities sold and the lower forward price for the future purchase or fee income plus the interest earned on the cash proceeds of the securities sold until the settlement date of the forward purchase. All cash proceeds will be invested in instruments that are permissible investments for the Fund. The Fund will segregate until the settlement date cash or liquid assets, as permitted by applicable law, in an amount equal to its forward purchase price.

For financial reporting and tax purposes, the Fund treats dollar rolls as two separate transactions: one involving the purchase of a security and a separate transaction involving a sale. The Fund does not currently intend to enter into dollar rolls for financing and does not treat them as borrowings.

Dollar rolls involve certain risks including the following: if the broker-dealer to whom the Fund sells the security becomes insolvent, the Fund’s right to purchase or repurchase the securities subject to the dollar roll may be restricted. Also, the instrument which the Fund is required to repurchase may be worth less than an instrument which the Fund originally held. Successful use of dollar rolls will depend upon the Adviser’s ability to manage the Fund’s interest rate and prepayments exposure. For these reasons, there is no assurance that dollar rolls can be successfully employed. The use of this technique may diminish the investment performance of the Fund compared with what such performance would have been without the use of dollar rolls.

When-Issued and Forward Commitment Securities. The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. At the time the Fund enters into a transaction on a when-issued or forward commitment basis, it will designate on its books and records cash or liquid credit securities equal to at least the value of the when-issued or forward commitment securities. The value of these assets will be monitored daily to ensure that their marked-to-market value will at all times equal or exceed the corresponding obligations of the Fund. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.

Securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public’s perception of the creditworthiness of the issuer and changes, actual or anticipated, in the level of interest rates. Securities purchased with a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risks that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully invested may result in greater potential fluctuation in the value of the Fund’s net assets and its net asset value per share.

The risks and effect of settlements in the ordinary course on the Fund’s NAV are not the same as the risks and effect of when-issued and forward commitment securities.

The purchase price of when-issued and forward commitment securities are expressed in yield terms, which reference a floating rate of interest, and is therefore subject to fluctuations of the security’s value in the market from the date of the Fund’s commitment (the “Commitment Date”) to the date of the actual delivery and payment for such securities (the “Settlement Date”). There is a risk that, on the Settlement Date, the Fund’s payment of the final purchase price, which is calculated on the yield negotiated on the Commitment Date, will be higher than the market’s valuation of the security on the Settlement Date. This same risk is also borne if the Fund disposes of its right to acquire a when-issued security, or its right to deliver or receive a forward commitment security, and there is a downward market movement in the value of the security from the Commitment Date to the Settlement Date. No income accrues to the Fund during the period from the Commitment Date to the Settlement Date. On the other hand, the Fund may incur a gain if the Fund invests in when-issued and forward commitment securities and correctly anticipates the rise in interest rates and prices in the market.

The settlements of secondary market purchases of senior loans in the ordinary course, on a settlement date beyond the period expected by loan market participants (i.e., T+7 for par loans and T+20 for distressed loans, in other words more than seven or twenty business days beyond the trade date, respectively) are subject to the delayed compensation mechanics prescribed by the Loan Syndications and Trading Association (“LSTA”). For par loans, income accrues to the buyer of the senior loan (the “Buyer”) during the period beginning on the last date by which the senior loan purchase should have settled (T+7) to and including the actual settlement date. Should settlement of a par senior loan purchase in the secondary market be delayed beyond the T+7 period prescribed by the LSTA, the Buyer is typically compensated for such delay through a payment from the seller of the senior loan (this payment may be netted from the wire released on settlement date for the purchase price of the senior loan paid by the Buyer). In brief, the adjustment is typically calculated by multiplying the notional amount of the trade by the applicable margin in the applicable loan agreement pro-rated for the number of business days (calculated using a year of 360 days) beyond the settlement period prescribed by the LSTA, plus any amendment or consent fees that the Buyer should have received. Furthermore, the purchase of a senior loan in the secondary market is typically negotiated and finalized pursuant to a binding trade confirmation, and therefore, the risk of non-delivery of the security to the Fund is reduced or eliminated when compared with such risk when investing in when-issued or forward commitment securities.

Reverse Repurchase Agreements. The Fund may enter into reverse repurchase agreements with respect to its portfolio investments subject to the investment restrictions set forth herein. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment. At the time the Fund enters into a reverse repurchase agreement, it may designate on its books and records liquid instruments having a value not less than the repurchase price (including accrued interest). If the Fund establishes and maintains such a segregated account, a reverse repurchase agreement will not be considered a borrowing by the Fund for purposes of the 1940 Act; however, under certain circumstances in which the Fund does not establish and maintain such a segregated account, such reverse repurchase agreement will be considered a borrowing for the purpose of the Fund’s limitation on borrowings. The use by the Fund of reverse repurchase agreements involves many of the same risks of leverage since the proceeds derived from such reverse repurchase agreements may be invested in additional securities. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Fund has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund in connection with the reverse repurchase agreement may decline in price.

If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.

Repurchase Agreements. The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of the Adviser, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. The Adviser will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Adviser will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

Short Sales. The Fund may engage in short sales of securities, particularly of corporate bonds and other fixed-income instruments. The Fund may make short sales for financing, risk management, in order to maintain portfolio flexibility or to enhance income or gain. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions earlier than it had expected. Thus, the Fund may not be able to successfully implement its short sale strategy due to limited availability of desired securities or for other reasons. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to the Fund.

Until the Fund replaces a security borrowed in connection with a short sale, it may be required to maintain a segregated account of cash or liquid assets with a broker or custodian to cover the Fund’s short position. Generally, securities held in a segregated account cannot be sold unless they are replaced with other liquid assets. The Fund’s ability to access the pledged collateral may also be impaired in the event the broker becomes bankrupt, insolvent or otherwise fails to comply with the terms of the contract. In such instances, the Fund may not be able to substitute or sell the pledged collateral and may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in these circumstances. Additionally, the Fund must maintain sufficient liquid assets (less any additional collateral pledged to the broker), marked-to-market daily, to cover the borrowed securities obligations. This may limit the Fund’s investment flexibility, as well as its ability to meet other current obligations.

The Fund’s obligation to replace the borrowed security may be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Fund may also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a gain. Any gain will be decreased, and any loss increased, by the transaction costs described above.

Because losses on short sales arise from increases in the value of the security sold short, its potential loss is theoretically unlimited. By contrast, a loss on a long position arises from decreases in the value of the security and is limited by the fact that a security’s value cannot decrease below zero. In addition, engaging in short selling may limit the Fund’s ability to fully benefit from increases in the fixed-income markets.

By investing the proceeds received from selling securities short, the Fund could be deemed to be employing a form of leverage, which creates special risks. The use of leverage may increase the Fund’s exposure to long securities positions and make any change in the Fund’s NAV greater than it would be without the use of leverage. This could result in increased volatility of returns. There is no guarantee that any leveraging strategy the Fund employs will be successful during any period in which it is employed. See “Leverage Risk.”

In times of unusual or adverse market, economic, regulatory or political conditions, the Fund may not be able, fully or partially, to implement its short selling strategy. Periods of unusual or adverse market, economic, regulatory or political conditions generally may exist for as long as six months and, in some cases, much longer.

Co-Investments. Opportunities for co-investments may arise when the Adviser or its affiliates become aware of investment opportunities that may be appropriate for the Fund and other clients of the Adviser or its affiliates.

On October 23, 2018, the SEC issued an exemptive order to an affiliate of Mount Logan that permits the Fund to co-invest, subject to the satisfaction of certain conditions, in certain private placement transactions, alongside other funds managed by Mount Logan or its affiliates, and any future funds that are advised by Mount Logan or its affiliated investment advisers. As a closed-end investment company, without such an exemptive order, the Fund would be substantially limited in its ability to co-invest in privately negotiated transactions with other clients of Mount Logan or its affiliates.

Under the terms of the exemptive order, in order for the Fund to participate in a co-investment transaction a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Fund’s Independent Trustees (as defined below) must conclude that (i) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching with respect of the Fund or its shareholders on the part of any person concerned, and (ii) the proposed transaction is consistent with the interests of the Fund’s shareholders and is consistent with the Fund’s investment objectives and strategies and certain criteria established by the Board of Trustees.

The Fund relies, in part, on Mount Logan to assist with identifying and executing upon investment opportunities and on the Board of Trustees to review and approve the terms of the Fund’s participation in co-investment transactions with Mount Logan and its affiliates. Mount Logan and its affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of Mount Logan, its affiliates and their officers and employees will not be devoted exclusively to the Fund’s business, but will be allocated between the Fund and such other business activities of Mount Logan and its affiliates in a manner that Mount Logan deems necessary and appropriate.

Neither Mount Logan nor individuals employed by Mount Logan are generally prohibited from raising capital for and managing other investment entities that make the same types of investments that the Fund targets. As a result, the time and resources that these individuals may devote to the Fund may be diverted. In addition, the Fund may compete with any such investment entity for the same investors and investment opportunities. Affiliates of Mount Logan, whose primary business includes the origination of investments, engage in investment advisory business with accounts that compete with the Fund.

Repurchases and Transfers of Shares

Repurchase Offers. The Board of Trustees has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline (as defined below) or the next business day if the 14th day is not a business day. The Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms

1.	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time. Rule 23c-3 establishes requirements that closed-end funds must follow when making repurchase offers to their shareholders.

2.	The repurchase offers will be made in March, June, September and December of each year.

3.	The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer between 21 to 42 days following the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day), as specified by the Fund (the “Repurchase Request Deadline”).

4.	The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the NAV applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2% of the proceeds. The Fund does not currently charge a repurchase fee.

The Fund may rely on Rule 23c-3 only so long as the Board of Trustees satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures: All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund is required to repurchase at least 5% and no more than 25% of the Fund’s outstanding shares on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board of Trustees shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification: Thirty (30) days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1.	A statement that the Fund is offering to repurchase its shares from shareholders at NAV;

2.	Any fees applicable to such repurchase, if any;

3.	The Repurchase Offer Amount;

4.	The dates of the Repurchase Request Deadline and the Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5.	The risk of fluctuation in NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.	The procedures for a shareholder to request repurchase of his, her or its shares and the right of a shareholder to withdraw or modify his, her or it’s repurchase request until the Repurchase Request Deadline;

7.	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.	The circumstances in which the Fund may suspend or postpone a repurchase offer;

9.	The NAV of the shares computed no more than seven (7) days before the date of the notification and the means by which shareholders may ascertain the NAV thereafter; and

10.	The market price, if any, of the shares on the date on which such NAV was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: When the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934, as amended.

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

2.	Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.	If the repurchase would cause the Fund to lose its status as a registered investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended;

2.	To the extent the Fund is listed in the future, if the repurchase would cause the shares that are the subject of the repurchase offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.	For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

4.	For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing NAV: The Fund’s current NAV shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board of Trustees. Currently, the Board of Trustees has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

1.	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2.	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.	Customary national, local, and regional business holidays.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of (i) assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, of assets that mature by the next Repurchase Payment Deadline, or (ii) assets borrowed by the Fund (e.g., by drawing under the Fund’s credit facility). This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board of Trustees shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy: The Board of Trustees may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Adviser, but shall continue to be responsible for monitoring the Adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board of Trustees has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its Repurchase Offer Policy and comply with the liquidity requirements in the preceding paragraph.

1.	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)	The frequency of trades and quotes for the security.

(b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c)	Dealer undertakings to make a market in the security.

(d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e)	The size of the Fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.	If market developments impair the liquidity of a security, the Adviser should review the advisability of retaining the security in the portfolio. The Adviser should report to the basis for its determination to retain a security at the next Board of Trustees meeting.

3.	The Board of Trustees shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4.	These procedures may be modified as the Board of Trustees deems necessary.

Registration Statement Disclosure: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.

2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a.	the number of repurchase offers;

b.	the repurchase offer amount and the amount tendered in each repurchase offer; and

c.	the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in Rule 23c-3(b) under the 1940 Act.

Discretionary Repurchase Offers. Under paragraph (c) of Rule 23c-3, in addition to its quarterly repurchase of shares, the Fund may offer to repurchase its shares on a discretionary basis, provided that (i) the offer is made to all Fund shareholders, (ii) the offer is made no more frequently than every two years, and (iii) certain other conditions of Rule 23c-3 are met.

Transfers of Shares. No person may become a substituted shareholder without the written consent of the Board of Trustees, which consent may be withheld for any reason in the Board of Trustee’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board of Trustees, which may be withheld in its sole and absolute discretion. The Board of Trustees may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

Tenders by Adviser. The Adviser may tender for repurchase shares that it holds in its capacity as a shareholder in connection with any repurchase offer made by the Fund.

MANAGEMENT OF THE FUND

The Board of Trustees has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board of Trustees exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Fund is managed under the direction of the Board of Trustees in accordance with the Agreement and Declaration of Trust and the Fund’s By-Laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request.

The Board of Trustees consists of four individuals, three of whom are not “interested persons” (as defined under the 1940 Act) of the Fund, the Adviser, or the Fund’s distributor (“Independent Trustees”). Interested persons generally include affiliates, immediate family members of affiliates, any partner or employee of the Fund’s legal counsel, and any person who has engaged in portfolio transactions for the Fund or who has loaned the Fund money or property within the previous six months. Pursuant to the Governing Documents of the Fund, the Board of Trustees shall elect officers including a President, a Chief Executive Officer, a Chief Compliance Officer, a Treasurer, a Secretary and such other officers, including Vice Presidents, if any, as the Trustees from time to time may in their discretion elect. The Board of Trustees retains the power to conduct, operate and carry on the business of the Fund and has the power to incur and pay any expenses which, in the opinion of the Board of Trustees, are necessary or incidental to carry out any of the Fund’s purposes. The Trustees, officers, employees and agents of the Fund, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure

The Trust is led by Edward Goldthorpe, who has served as the Chairman of the Board of Trustees since the Fund’s inception and is also an interested Trustee. Under certain 1940 Act governance guidelines that apply to the Fund, the Independent Trustees meet in executive session, at least quarterly. Under the Fund’s Governing Documents, the Chairman of the Board is responsible for (a) presiding at meetings of the Board of Trustees, (b) calling special meetings on an as-needed basis, (c) execution and administration of Fund policies including (i) setting the agendas for meetings of the Board of Trustees and (ii) providing information to Trustees in advance of each meeting of the Board of Trustees and between meetings of the Board of Trustees. The Fund believes that its Chairman, the chair of the Audit Committee, and, as an entity, the full Board of Trustees, provide effective leadership that is in the best interests of the Fund and each shareholder.

Board Risk Oversight

The Board of Trustees is comprised of three Independent Trustees and one interested Trustee, with a standing independent Audit Committee with a separate chair. The Board of Trustees is responsible for overseeing risk management, and the full Board of Trustees regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. Generally, the Board of Trustees believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Generally, the Fund believes that each Trustee is competent to serve because of his individual overall merits including:(i) experience, (ii) qualifications, (iii) attributes and (iv) skills.

Mr. Edward Goldthorpe has significant experience in the investment management and financial services industry. Mr. Goldthorpe is currently a Partner at BC Partners, having launched the BC Partners Credit platform in February 2017, and also serves as the CEO and Chairman of Mount Logan Capital Inc. Mr. Goldthorpe was previously President at Apollo Investment Corporation and the Chief Investment Officer of Apollo Investment Management where he was the head of its US Opportunistic Platform and also oversaw the Private Origination business. He was also a member of the Senior Management Committee. Prior to Apollo, he worked at Goldman Sachs for 13 years where he most recently ran the bank loan distressed investing desk. He was previously the head of Principal Capital Investing for the Special Situations Group. Mr. Goldthorpe currently serves on the boards of directors for Crescent Point Energy, Her Justice, and Capitalize for Kids. Mr. Goldthorpe holds a Bachelor of Commerce from Queen’s University.

Mr. Alexander Duka has a broad business background across multiple industries and significant leadership experience. Mr. Duka is currently a Senior Advisor for Acceleration Bay LLC, a patent investment and technology acceleration business headquartered in San Mateo, CA. He joined Acceleration Bay LLC in September 2017 and served as an executive vice president of corporate development until December 2019. Mr. Duka previously spent 20 years at Citigroup and was a Managing Director in the Financial Institutions group in Global Banking, retiring in February 2017. Mr. Duka was the senior banker responsible for managing Citi’s banking relationships with a number of high profile traditional and alternative asset management companies. Mr. Duka oversaw all financings, capital markets activity, M&A and the provision of other banking services and advice for this client base. Mr. Duka also worked with these asset managers to develop a new generation of permanent capital vehicles, including business development companies (“BDCs”), real estate investment trusts, closed-end funds, and European listed vehicles. Prior to Citi, Mr. Duka worked at Bank of New York and United Jersey Bank. Mr. Duka received his B.A. from Rutgers College and his MBA from Rutgers Graduate School of Management. Mr. Duka currently serves as a member of the board of directors of BC Partners Lending Corporation and Portman Ridge Finance Corp., and Logan Ridge Finance Corporation, three BDCs affiliated with BC Partners.

Mr. Robert Warshauer has served as Chief Executive Officer of BLST Holdings, LLC, the parent of Bluestem Brands, a billion-dollar consumer finance online and catalog retailer since 2020. Prior to his current role, Mr. Warshauer was Managing Director and Co-Head of Restructuring in Imperial Capital’s New York Investment Banking Group. He has over 25 years of experience in financings, mergers and acquisitions, and restructurings, which has provided him with an extensive business background across several industries. Prior to joining Imperial Capital, he was a Managing Director at Kroll Zolfo Cooper, where he advised clients on operational issues, acquisitions and recapitalizations. He was a Managing Director and member of the Board of Directors and the Commitment Committee of Giuliani Capital Advisors LLC, and its predecessor firm, Ernst & Young Corporate Finance LLC. He has also held the position of CEO and President of a branded retail business with over 500 locations and 5,000 employees, been the CEO of an international business services and manufacturing company with operations in 16 countries, and served as President and a member of the Board of Directors of a publicly traded technology company. He is a former member of the board of directors of the American Bankruptcy Institute and currently serves on several corporate and charitable boards of directors, including the board of directors of BC Partners Lending Corporation and Portman Ridge Finance Corp., and Logan Ridge Finance Corporation, three BDCs affiliated with BC Partners.

Mr. George Grunebaum has broad financial services experience and significant investment management expertise, including experience serving as a fund director. He currently serves as President and CEO of Ashmore Funds, and he serves as an independent director for BC Partners Lending Corporation, Portman Ridge Finance Corp., and Logan Ridge Finance Corporation, three BDCs affiliated with BC Partners. Since 2000, Mr. Grunebaum has served as the Director and President of the Gordonstound American Foundation, a non-profit entity focused on education.

The Fund does not believe any one factor is determinative in assessing a Trustee’s qualifications, but that the collective experience of each Trustee makes them each highly qualified.

Following is a list of the Trustees and executive officers of the Fund and their principal occupations over the previous five years.

Independent Trustees

Name, Address and Year of Birth*	Position/ Term of Office**	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Alexander Duka 1966	Trustee since April 2022	Senior Advisor, Acceleration Bay LLC (a patent investment and technology acceleration business), January 2020 to present; Executive Vice President of Corporate Development, Acceleration Bay, 2017 to 2019; Senior Advisor, Texas Fabco Solutions LLC (oilfield services), 2019 to present; Bank/Managing Director, Citigroup Inc. (1997 to 2017).	1

BC Partners Lending Corp, 2018 to present

Portman Ridge Finance Corp, 2019 to present

Logan Ridge Finance Corporation, 2021 to present

Bondhouse Investment Trust, 2019 to 2021

Alternative Credit Income Fund, 2020 to present

Robert Warshauer 1958	Trustee since April 2022	Chief Executive Officer of BLST Holdings, LLC (a finance company) 2020 - present. Former Managing Director and Head of Investment Banking - NY, Imperial Capital (an investment banking company), 2007 to 2020; Board Member, Icon Parking Holdings, LLC, 2020 to present, Global Knowledge (education service), 2020 - 2021, MD America (energy company), 2020; Board Member, Estrella Broadcasting (Spanish language media), 2019 to 2020.	1	BC Partners Lending Corp, 2018 to present Portman Ridge Finance Corp, 2019 to present Logan Ridge Finance Corporation, 2021 to present Alternative Credit Income Fund, 2020 to present

George Grunebaum 1963	Trustee since April 2022	President, Ashmore Funds, 2010 to present; CEO, Ashmore Funds, 2008 to present; Director/President, Gordonstoun American Foundation (non-profit education), 2000 to present.	1	BC Partners Lending Corp, 2018 to present Portman Ridge Finance Corp, 2019 to present Logan Ridge Finance Corporation, 2021 to present Alternative Credit Income Fund, 2020 to present

Name, Address and Year of Birth	Position/ Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Interested Trustees and Officers
Edward Goldthorpe 1976	Chief Executive Officer (Principal Executive Officer), President, Trustee and Chairman of the Board since 2022	Partner and Head of Credit, BC Partners (an asset management firm), 2017 to present; Senior Partner and Chief Investment Officer, Apollo Global Management (an asset management firm), 2012 to 2016.	1

BC Partners Lending Corp, 2018 to present

Portman Ridge Finance Corp, 2019 to present

Logan Ridge Finance Corporation, 2021 to present

Mount Logan Capital Inc. 2019 to present

Alternative Credit Income Fund, 2020 to present

Jason Roos 1978	Chief Financial Officer (Principal Financial Officer) since 2022

Chief Financial Officer of Credit, BC Partners (an asset management firm), March 2021 to present; Controller, BC Partners, May 2020 to February 2021; Controller, Data Quality Leader, Wells Fargo (a banking company), 2016 to May 2020; Controller, Investment Bank, Wells Fargo, 2014 to 2016.

		N/A	N/A
Brandon Satoren 1988	Chief Accounting Officer (Principal Accounting Officer), Treasurer and Secretary since 2022

Mr. Satoren has served as a Controller of Credit, BC Partners (an asset management firm) since May 2021. Mr. Satoren previously was a Vice President and Controller at PennantPark, a Vice President at AQR Capital Management, LLC and a Manager at PricewaterhouseCoopers LLP. He earned a Bachelor of Science in Accounting from the University of Central Florida in 2010. Mr. Satoren is a Certified Public Accountant licensed to practice in Colorado and is a member of the American Institute of Certified Public Accountants.

		N/A	N/A
David Held 1970	Chief Compliance Officer and AML Officer since 2022

Mr. Held has served as Chief Compliance Officer of Credit, BC Partners (an asset management firm) since 2021.Between 2015 and 2021, he served as Chief Compliance Officer of Lyxor Asset Management Inc. Prior to his role at Lyxor Asset Management Inc., between 2012 and 2014 he served as Senior Compliance Officer at American Securities LLC in New York City and between 2008 and 2012 he served as Chief Compliance Officer at AXA Investment Managers Inc. in Greenwich, CT. Prior to his career in compliance, he was a securities and regulatory attorney in private *practice. Mr. Held holds a J.D. from Georgetown University Law Center.

		N/A	N/A

*	Unless otherwise noted, the address of each Trustee and Officer is c/o Opportunistic Credit Interval Fund, 650 Madison Avenue, 23rd Floor, New York, NY 10022.
**	The term of office for each Trustee and officer listed above will continue indefinitely.

Board Committees

Audit Committee

The Board of Trustees has an Audit Committee that consists of three Trustees, each of whom is not an “interested person” of the Fund within the meaning of the 1940 Act. The Audit Committee’s responsibilities include: (i) recommending to the Board of Trustees the selection, retention or termination of the Fund’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Fund’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Fund’s independent auditors and recommending that the Board of Trustees take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Fund’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter.

Due to the size of the Board of Trustees, the Audit Committee is also responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Audit Committee reviews all nominations of potential trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. Shareholders interested in nominating potential trustees should submit their nominations to Brandon Satoren, Secretary, Opportunistic Credit Interval Fund, 650 Madison Avenue, 23rd Floor, New York, NY 10022. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Trustees and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Audit Committee. The Audit Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. During the fiscal period ended September 30, 2022, the Audit Committee met twice.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2022:

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Alexander Duka	None	None
Robert Warshauer	None	None
George Grunebaum	None	None
Edward Goldthorpe	None	None

Compensation

Each Trustee who is not affiliated with the Fund or the Adviser will receive an annual fee of $10,000, an additional $2,000 for attending the annual in-person meeting of the Board of Trustees, $500 for each telephonic meeting of the Board of Trustees, and reimbursement for any reasonable expenses incurred attending such meetings. Each Trustee who is affiliated with the Fund or the Adviser receives reimbursement for any reasonable expenses incurred attending meetings of the Board of Trustees. None of the executive officers receive compensation from the Fund.

The table below details the amount of compensation the Trustees received from the Fund during the fiscal period ended September 30, 2022. The Fund does not have a bonus, profit sharing, pension or retirement plan.

Name of Trustee	Aggregate Compensation From the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Directors
Alexander Duka	$3,000	$0	$0	$3,000
Robert Warshauer	$3,000	$0	$0	$3,000
George Grunebaum	$3,000	$0	$0	$3,000
Edward Goldthorpe	$0	$0	$0	$0

CODES OF ETHICS

Each of the Fund, the Adviser and the Distributor has adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively, the “Codes of Ethics”). Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (each, an “Access Person”). The Codes of Ethics apply to the Fund and permit an Access Person, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Under the Codes of Ethics, an Access Person may engage in personal securities transactions, but is required to report his or her personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain prior written approval before investing in initial public offerings or private placements. The Codes of Ethics are available on the EDGAR database on the SEC’s website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

PROXY VOTING POLICIES AND PROCEDURES

The Board of Trustees has adopted Proxy Voting Policies and Procedures (“Proxy Voting Policies”) on behalf of the Fund, which delegate the responsibility for voting proxies to the Adviser, subject to the Board of Trustees’ continuing oversight. The Proxy Voting Policies require that the Adviser vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Adviser is required to present to the Board of Trustees, at least annually, the Adviser’s Proxy Voting Policies and a record of each proxy voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser, any affiliated person(s) of the Adviser, the Fund’s principal underwriter (Distributor) or any affiliated person of the principal underwriter (Distributor), or any affiliated person of the Fund and the Fund’s or its shareholder’s interests, the Adviser will resolve the conflict by either (i) voting in accordance with the Proxy Voting Policy guidelines (which may include utilizing an independent third party to vote such proxies) or (ii) disclosing the conflict to affected clients to give them the opportunity to vote the proxies in question themselves. A copy of the Adviser’s parent company’s proxy voting policies, which apply to the Adviser and its personnel, is attached hereto as Appendix A.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-833-404-4103 ; and (2) on the SEC’s website at www.sec.gov. In addition, a copy of the Fund’s Proxy Policy is also available by calling toll-free at 1-833-404-4103 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a class of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote.

Set forth below are the names, addresses and percentages of ownership of each entity or person that was a principal shareholder of the Fund as of January 3, 2023:

Class I Shares
Name & Address	Percentage of Class
MOUNT LOGAN MANAGEMENT LLC 650 MADISON AVE FL 23 NEW YORK NY 10022-1767	49.72%
FIRST TRUST ALTERNATIVE 928 GRAND BLVD 10TH FLOOR KANSAS CITY MO 64106-2008	22.86%
MCINTYRE FAMILY TRUST 9 LINDA VISTA AVE TIBURTON CA 94920-1918	6.86%
DIVERSIFIED INCOME FUND 1 N WACKER DR STE 4075 CHICAGO IL 60606-2849	6.10%

As of December 31, 2022, the Trustees and officers beneficially owned less than one percent of the Fund's outstanding shares.

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Mount Logan, located at 650 Madison Ave, 23rd Floor, New York, New York, 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser was formed on July 22, 2019 and, as of September 30, 2022, had discretionary assets under management of approximately $1.8 billion. The Adviser is indirectly majority owned by Mount Logan Capital, Inc., a Canadian alternative asset management company that is focused on investing in public and private debt securities in the North American market. Mount Logan Capital, Inc., is managed by employees of BC Partners Advisors, L.P. (“BC Partners”). BC Partners is an international investment firm with over $40 billion in assets under management focused on private equity, credit and real estate investments in Europe and North America. BC Partners was founded in 1986 and has offices in London, New York, Paris, and Hamburg.

Under the general supervision of the Board of Trustees, the Adviser carries out the investment and reinvestment of the net assets of the Fund, furnishes continuously an investment program with respect to the Fund, and determines which securities should be purchased, sold, or exchanged. In addition, the Adviser supervises and provides oversight of the Fund’s service providers. The Adviser furnishes to the Fund office facilities, equipment, and personnel for servicing the management of the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection. The Adviser compensates all Adviser personnel who provide services to the Fund.

Pursuant to the Advisory Agreement, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee consisting of two components—a Base Management Fee and an Incentive Fee.

The Base Management Fee shall be calculated at an annual rate of 1.25% of the Fund’s gross assets, which for purposes of this Agreement shall be equal to the Fund’s total assets as reflected on its balance sheet. For services rendered under this Agreement, the Base Management Fee will be payable monthly in arrears. The Base Management fee will be calculated based on the average daily value of the Fund’s gross assets during such period.

The Incentive Fee shall be calculated and payable quarterly in arrears based on the pre-Incentive Fee net investment income for the immediately preceding calendar quarter. For this purpose, pre-Incentive Fee net investment income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from portfolio companies) accrued by the Fund during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the Base Management Fee, expenses payable under the Administration Agreement to the Administrator, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with pay in kind interest and zero coupon securities), accrued income that the Fund has not yet received in cash. Pre-Incentive Fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-Incentive Fee net investment income, expressed as a rate of return on the value of the Fund’s net assets at the end of the immediately preceding calendar quarter, will be compared to a “hurdle rate” of 1.50% per quarter (6.0% annualized). The Fund’s net investment income used to calculate this part of the Incentive Fee is also included in the amount of its gross assets used to calculate the 1.25% Base Management Fee.

The Fund will pay the Adviser an Incentive Fee with respect to the Fund’s pre-Incentive Fee net investment income in each calendar quarter as follows:

●	No Incentive Fee in any calendar quarter in which the Fund’s pre-Incentive Fee net investment income does not exceed the hurdle rate of 1.50%;

●	100% of the Fund’s pre-Incentive Fee net investment income with respect to that portion of such pre-Incentive Fee net investment income, if any, that exceeds the hurdle rate but is less than 1.7647% in any calendar quarter; this portion of the pre-Incentive Fee net investment income (which exceeds the hurdle but is less than 1.7647%) is referred to herein as the “catch-up.” The “catchup” is meant to provide the Adviser with 15% of the Fund’s pre-Incentive Fee net investment income as if a hurdle did not apply if this net investment income exceeds 1.7647% in any calendar quarter; and

●	15% of the amount of the Fund’s pre-Incentive Fee net investment income, if any, that exceeds 1.7647% in any calendar quarter payable to the Adviser (once the hurdle is reached and the catch-up is achieved, 15% of all pre-Incentive Fee investment income thereafter is allocated to the Adviser). These calculations will be appropriately pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter.

The Adviser and the Fund have entered into an expense limitation agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed, until at least February 1, 2024, to waive its management fees (excluding any incentive fee) and to pay or absorb the ordinary operating expenses of the Fund (excluding incentive fee, interest, dividends, amortization/accretion and interest on securities sold short, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that the management fees (excluding any incentive fee) plus the Fund’s ordinary annual operating expenses exceed 2.50% per annum of the Fund’s average daily net assets attributable to Class I shares (the “Expense Limitation”). The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees upon 60 days written notice to the Adviser.

During the fiscal period ended September 30, 2022, the Adviser earned $4,401 in advisory fees. In the same period, the Adviser waived fees and reimbursed Fund expenses of $199,273.

Conflicts of Interest

The Adviser currently or in the future may provide investment advisory and other services, directly and through affiliates, to various affiliated entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

Distributor

ALPS Distributors, Inc. (the “Distributor”), located at 1290 Broadway, Suite 1000, Denver, Colorado 80203, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions.

PORTFOLIO MANAGERS

As described in the Prospectus, Messrs. Goldthorpe, Wang and Ederer serve as the Portfolio Managers for the Fund and are responsible for the day-to-day management of the Fund.

As of September 30, 2022, the Portfolio Managers managed the following accounts in addition to the Fund:

Edward Goldthorpe

	Other Accounts Managed		Other Accounts Managed Subject to a Performance Fee
Account Type	Number of Accounts	Assets Under Management (billions)	Number of Accounts	Assets Under Management (billions)
Registered Investment Companies	4	$1.2	4	$1.2
Other Pooled Investment Vehicles	6	$3.7	5	$3.4
Other Accounts	3	$1.0	0	$0

Henry Wang

	Other Accounts Managed		Other Accounts Managed Subject to a Performance Fee
Account Type	Number of Accounts	Assets Under Management (billions)	Number of Accounts	Assets Under Management (billions)
Registered Investment Companies	4	$1.2	4	$1.2
Other Pooled Investment Vehicles	6	$3.7	5	$3.4
Other Accounts	3	$1.0	0	$0

Matthias Ederer

	Other Accounts Managed		Other Accounts Managed Subject to a Performance Fee
Account Type	Number of Accounts	Assets Under Management (billions)	Number of Accounts	Assets Under Management (billions)
Registered Investment Companies	4	$1.2	4	$1.2
Other Pooled Investment Vehicles	6	$3.7	5	$3.4
Other Accounts	3	$1.0	0	$0

Portfolio Manager Compensation

Each Portfolio Manager is compensated based on the success of various fund and business platforms. As part of this compensation, the Portfolio Manager receives a carried interest from the BC Partners’ activities that is distributed based on factors such as seniority, longevity and performance, including successful deal sourcing and execution. Each Portfolio Manager’s compensation would increase if the Fund’s performance (and net asset value) increased due to each Portfolio Manager’s indirect interest in the Adviser, but such compensation is not tied to any specific metric.

Conflicts of Interest

Set out below are practices that the Adviser may follow.

When the Portfolio Managers have responsibility for managing more than one account, potential conflicts of interest may arise. Those conflicts could include preferential treatment of one account over others in terms of allocation of resources or of investment opportunities for accounts with similar strategies. In addition, Portfolio Managers, who on behalf of the Adviser, provides investment advisory services to the Fund, may be engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating his or her time and activity between the Fund and other accounts. To the extent a conflict of interest arises in connection with a prospective investment by the Fund, the Adviser will take appropriate steps to mitigate that conflict. Such persons devote only so much time to the affairs of the Fund as in his or her judgment is necessary and appropriate.

The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) attempt to avoid conflicts of interest that may arise as a result of the management of multiple client accounts (including client accounts managed by affiliates of the Adviser). The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) have adopted allocation policies and procedures intended to treat all client accounts (including client accounts managed by affiliates of the Adviser) in a fair and equitable manner. Such allocation policies and procedures also apply to situations in which an investment opportunity of a limited amount, size or quantity is appropriate for more than one client account (including client accounts managed by affiliates of the Adviser) and require that the Adviser and its affiliates allocate investment opportunities among such accounts in a fair and equitable manner (i.e., on a pro rata basis, on an alternating basis, etc.). To the extent that the Portfolio Managers seeks to purchase or sell the same security for multiple client accounts, the Portfolio Managers may aggregate, or bunch, these orders where he deems this to be appropriate and consistent with applicable regulatory requirements. When a bunched order is filled in its entirety, each participating client account will participate at the average security prices for the bunched order. When a bunched order is only partially filled, the securities purchased will be allocated on a pro-rata basis to each account participating in the bunched order based upon the initial amount requested for the account, subject to certain exceptions. Each participating account will receive the average price for the bunched order on the same business day.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by the Portfolio Managers who are employees of an affiliate of the Adviser. The Adviser is authorized by the Board of Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the Adviser (as applicable) will take into consideration the following qualitative factors including but not limited to:

●	The ability to effect prompt and reliable executions at favorable prices (including the applicable dealer spread or commission, if any);
●	The operational efficiency with which transactions are effected and the efficiency of error resolution, taking into account the size of order and difficulty of execution;
●	The financial strength, integrity and stability of the broker;
●	Special execution capabilities;
●	Clearance;
●	Settlement;

●	Reputation;
●	On-line pricing;
●	Block trading and block positioning capabilities;
●	Willingness to execute related or unrelated difficult transactions in the future;
●	Order of call;
●	On-line access to computerized data regarding Clients’ accounts;
●	Custodial (and other) services provided by such brokers and/or dealers that may potentially enhance an Adviser’s general portfolio management capabilities;
●	Performance measurement data;
●	Financing terms;
●	The quality, comprehensiveness and frequency of available research and related services considered to be of value;
●	Provision of the opportunity to participate in capital introduction events sponsored by the broker-dealer; and
●	Commission-sharing agreements that are in effect at the time of the transaction.

The Adviser will also take into consideration the following quantitative factors including but not limited to:

●	Price;
●	Cost of transaction;
●	Speed of execution;
●	Likelihood of execution and/or settlement;
●	Size and complexity of the order;
●	Characteristics and nature of the orders; and
●	Applicable credit rating of the investment.

The Adviser is not required to weigh any of these factors equally.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion. Eligible research or brokerage services through which portfolio transaction are executed may include research reports on particular industries and companies, economic surveys and analyses, recommendations as to specific securities, online quotations, news services, financial publications and other products and services (e.g., software based applications for market quotes and news, database programs providing investment and industry data) providing lawful and appropriate assistance to the Portfolio Manager and his designees in the performance of their investment decision-making responsibilities on behalf of the Fund. Some of the services received as a result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund. During the fiscal period ended September 30, 2022, the Fund paid $0 in brokerage commissions.

Affiliated Party Transactions

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances pursuant to policies adopted by the Board of Trustees pursuant to Rule 17a-7 under the 1940 Act, in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

During the fiscal period ended September 30, 2022, the Fund did not execute portfolio transactions through a broker that is an affiliated person of the Fund or a Fund affiliate, or that has an affiliate which is affiliated with the Fund, the Adviser, or the Distributor. If the Adviser places Fund trades through an affiliated broker, the trades will be executed under a policy adopted by the Board of Trustees pursuant to Section 17(e) and Rule 17(e)(1) under the 1940 Act, which places limitations on the securities transactions effected through affiliates. The Board of Trustees reviews the Fund’s policy with respect to brokerage from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund. As of September 30, 2022, the Fund has $0 in net capital loss carry forwards.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income (the “Income Test”) from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund's assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund's assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers that the Fund controls and that are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

Some of the income and fees that the Fund will recognize may not satisfy the Income Test. In order to ensure that such income and fees do not disqualify the Fund as a regulated investment company for a failure to satisfy such test, the Fund may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce the Fund’s return on such income and fees.

If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund's net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund's net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund's ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder's tax basis in his, her or its Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

The repurchase of the Fund’s shares may result in a taxable gain or loss to a tendering shareholder. Different tax consequences may apply to tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of his, her or its shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes, and may instead constitute a distribution subject to evaluation as a deemed dividend. Alternatively, a shareholder who tenders all of his, her or its shares (including shares deemed owned by such shareholder through application of the constructive ownership rules) will be treated as having sold the shares and generally will realize a capital gain or loss.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date. To the extent that a shareholder purchases additional shares at a discount to fair market value, the shareholder will be treated for tax purposes as having received an additional distribution equal to the amount of the purchase price discount.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his, her or its federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements. Investing in municipal bonds and other tax-exempt securities is not a principal investment strategy of the Fund. Nonetheless, to the extent the Fund invests in municipal bonds that are not exempt from the alternative minimum tax, some shareholders may be subject to the alternative minimum tax. Investors should consult their tax advisers for more information.

Under the Code, the Fund will be required to report to the Internal Revenue Service (“IRS”) all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the Fund with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect tax identification number or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gains distributions received from the Fund and net gains from redemptions or other taxable dispositions of the Fund’s shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

The Fund is required to report to each shareholder and to the IRS cost basis information for covered shares of the Fund acquired on or after January 1, 2012, and sold or redeemed after that date. This information includes the adjusted cost basis of the shares and whether the gain or loss is long-term or short-term. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Options, Futures, Forward Contracts and Swap Agreements

The Fund's transactions in options, futures contracts, hedging transactions, forward contracts, straddles and foreign currencies, if any, will be subject to special tax rules (including mark-to-market, constructive sale, straddle, wash sale and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund's securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders.

Certain of the Fund's hedging activities (including its transactions, if any, in foreign currencies or foreign currency-denominated instruments) are likely to produce a difference between its book income and its taxable income. If the Fund's book income exceeds its taxable income, the distribution (if any) of such excess book income will be treated as (i) a dividend to the extent of the Fund's remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient's basis in the shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset. If the Fund's book income is less than taxable income, the Fund could be required to make distributions exceeding book income to qualify as a regulated investment company that is accorded special tax treatment.

Passive Foreign Investment Companies

Investment by the Fund in certain “passive foreign investment companies” (“PFICs”) could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the company or on proceeds received from the disposition of shares in the company, which tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to treat a PFIC as a “qualified electing fund” (“QEF”), in which case the Fund will be required to include its share of the company's income and net capital gains annually, regardless of whether it receives any distribution from the company.

The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold and repurchased its holdings in those PFICs on the last day of the Fund's taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed for the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund's total return.

Foreign Currency Transactions

The Fund's transactions in foreign currencies, foreign currency-denominated debt securities and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned.

Private Funds

Certain private funds in which the Fund invests may be classified as partnerships for U.S. federal income tax purposes. For purposes of the Income Test, income that the Fund realizes from equity interests in entities that are so classified will generally have the same character for the Fund as in the hands of such an entity; consequently, the Fund may be required to limit its equity investments in any such entities that earn fee income, rental income, or other nonqualifying income. Additionally, private funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Fund to monitor the source of its income, and otherwise comply with Subchapter M of the Code, and ultimately may limit the universe of private funds in which the Fund may invest.

Investment in CLOs

Some of the collateralized loan obligations (“CLOs”) in which the Fund invests may be PFICs, which are generally subject to the tax consequences described above. Investment in CLOs that are PFICs may cause the Fund to be required to recognize in a year income in excess of the Fund’s distributions from PFICs and the Fund’s proceeds from dispositions of PFIC stock during that year (i.e., phantom interest), and the Fund must distribute such income to satisfy the distribution requirements applicable to regulated investment companies.

If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including equity tranche investments and certain debt tranche investments in a CLO treated as a CFC), the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to the Fund’s pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. This deemed distribution is required to be included in the income of certain U.S. shareholders of a CFC regardless of whether the shareholder has made a QEF election with respect to such CFC. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power of all classes of shares of a corporation. If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in its taxable income regardless of whether the Fund receives any actual distributions from such CFC. The Fund must distribute such income to satisfy the distribution requirements applicable to RICs, even to the extent the Fund’s income from a CFC exceeds the distributions from the CFC and the Fund’s proceeds from the dispositions of CFC stock during that year (i.e., phantom income).

Investments in other Regulated Investment Companies

The Fund may invest in business development companies, ETFs, mutual funds and other entities that seek to qualify as regulated investment companies under Subchapter M of the Code. To qualify and remain eligible for the special tax treatment accorded to regulated investment companies and their shareholders under the Code, each of such entities must meet certain source-of-income, asset diversification and annual distribution requirements. If such an entity fails to qualify as a regulated investment company, such entity would generally be liable for federal, and possibly state, corporate taxes on its taxable income and gains. Such failure could substantially reduce the entity’s net assets and the amount of income available for distribution to the Fund, which would in turn decrease the total return of the Fund in respect of such investment.

Phantom Income

Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt obligations that will be treated as having “market discount” and/or original issue discount for U.S. federal income tax purposes and, as described above, the Fund may invest in CLOs that are treated as PFICs or CFCs. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to regulated investment companies and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, its shareholders may receive larger capital gain distributions than they would in the absence of such transactions.

Uncertain Tax Treatment

The Fund may invest a portion of its net assets in “below investment grade” or “junk” instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in order to seek to ensure that it distributes sufficient income to ensure that it does not become subject to U.S. federal income or excise tax.

Foreign Taxation

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax treaties and conventions between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the value of the Fund's total assets at the close of its taxable year consists of securities of foreign corporations, the Fund may be able to elect to “pass through” to the Fund's shareholders the amount of eligible foreign income and similar taxes paid by the Fund. It is not generally expected that the Fund will be eligible to make this election. If this election is made, a shareholder generally subject to tax will be required to include in gross income (in addition to taxable dividends actually received) his, her or its pro rata share of the foreign taxes paid by the Fund, and may be entitled either to deduct (as an itemized deduction) his, her or its pro rata share of foreign taxes in computing his, her or its taxable income or to use it as a foreign tax credit against his, her or its U.S. federal income tax liability, subject to certain limitations. In particular, a shareholder must hold his, her or its shares (without protection from risk of loss) on the ex-dividend date and for at least 15 more days during the 30-day period surrounding the ex-dividend date to be eligible to claim a foreign tax credit with respect to a gain dividend. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions. Each shareholder will be notified within 60 days after the close of the Fund's taxable year whether the foreign taxes paid by the Fund will “pass through” for that year.

Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder's U.S. tax attributable to his, her or its total foreign source taxable income. For this purpose, if the pass-through election is made, the source of the Fund's income will flow through to shareholders of the Fund. With respect to the Fund, gains from the sale of securities will be treated as derived from U.S. sources and certain currency fluctuation gains, including fluctuation gains from foreign currency-denominated debt securities, receivables and payables will be treated as ordinary income derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income, and to certain other types of income. A shareholder may be unable to claim a credit for the full amount of his, her or its proportionate share of the foreign taxes paid by the Fund. The foreign tax credit can be used to offset only 90% of the revised alternative minimum tax imposed on corporations and individuals and foreign taxes generally are not deductible in computing alternative minimum taxable income.

In general, dividends (other than capital gains dividends) to a non-U.S. shareholder (an investor that, for U.S. federal income tax purposes, is a nonresident alien individual, a foreign corporation, or a foreign estate or trust) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. shareholder will be required to provide an applicable IRS Form W-8 (or substitute form) certifying its entitlement to benefits under a treaty.

An investment in shares of the Fund by a non-U.S. shareholder may also be subject to U.S. federal estate tax.

Effective July 1, 2014, the Fund is required to withhold U.S. tax (at a 30% rate) on payments of dividends and (effective January 1, 2017) redemption proceeds and certain capital gain dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to enable the Fund to determine whether withholding is required.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Advertising

The Fund, or any underwriter for the Fund, must comply with the provisions of Section 24(b) of the 1940 Act and the rules thereunder (as if the Fund were an open-end company) and file, if necessary, with FINRA or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Administrator

BC Partners Management, LLC (the “Administrator”), located at 650 Madison Avenue, 23rd Floor, New York, New York, 10022 serves as the administrator for the Fund pursuant to an Administration Agreement between the Fund and the Administrator. Payments under the Administration Agreement are equal to an amount based upon the Fund’s allocable portion of the Administrator’s overhead in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions and the Fund’s allocable portion of the compensation of the Fund’s chief financial officer, chief compliance officer and the Fund’s allocable portion of the compensation of their respective administrative support staff.

Sub-Administrator

ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1000, Denver, Colorado 80203, serves as the sub-administrator to the Fund. For its services as sub-administrator, the Fund pays certain fees to ALPS.

During the fiscal period ended September 30, 2022, the Fund paid $71,966, as sub-administration fees to ALPS.

Transfer Agent

SS&C GIDS, Inc., located at PO Box 219169, Kansas City, MO 64121, serves as Transfer Agent to the Fund.

Legal Counsel

Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215, acts as legal counsel to the Fund.

Custodian

U.S. Bank, N.A. (the “Custodian”) serves as the primary custodian of the Fund’s assets, except with respect to certain assets custodied directly by the Fund. The Custodian may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board of Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 425 Walnut Street, Cincinnati, Ohio 45202.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP (“Deloitte”) is the independent registered public accounting firm for the Fund and had audited the Fund’s financial statements incorporated in this registration statement. Deloitte is located at 30 Rockefeller Plaza, New York, NY 10112.

The Financial Statements and independent registered public accounting firm's report thereon contained in the Fund's annual report dated September 30, 2022, are incorporated by reference in this Statement of Additional Information. The Fund's annual report is available upon request, without charge, by calling the Fund toll-free at 1-833-404-4103.

APPENDIX A

Mount Logan Management, LLC

Proxy Voting Policy and Procedures

Mount Logan Management LLC (“MLM”) has established written policies and procedures setting forth the principles and procedures by which MLM votes or gives consent with respect to securities owned by the Fund (“Votes”). The guiding principle by which MLM votes all Votes is to vote in the best interests of the Fund by maximizing the economic value of the Fund’s holdings, taking into account the Fund’s investment horizon, the contractual obligations under the relevant Governing Documents, and all other relevant facts and circumstances at the time of the vote. MLM does not permit voting decisions to be influenced in any manner that is contrary to, or dilutive of, this guiding principle.

It is MLM’s general policy to vote or give consent on all matters presented to security holders in any Vote. However, MLM reserves the right to abstain on any particular Vote or otherwise withhold its vote or consent on any matter if, in the judgment of the Chief Compliance Officer (“CCO”) or the relevant investment professional, the costs associated with voting such Vote outweigh the benefits to the Fund or if the circumstances make such an abstention or withholding otherwise advisable and in the best interests of the Fund.

The Fund generally cannot direct MLM’s Vote.

All voting decisions initially are the responsibility of MLM’s investment professionals, unless there is a material conflict of interest, in which case they should raise it with the CCO. In most cases, MLM investment professionals will make the decision as to the appropriate vote for any particular Vote. In making such decision, they may rely on any of the information and/or research available to them. In the event of a material conflict of interest, if the investment professional and the CCO are unable to arrive at an agreement as to how to vote, then the CCO may consult with MLM’s Board as to the appropriate vote, who will then review the issues and arrive at a decision based on the overriding principle of seeking the maximization of the economic value of the Fund’s holdings.

All MLM investment professionals are expected to perform their tasks relating to the voting of Votes in accordance with the principles set forth above, according the first priority to the best interest of the Fund. The CCO will use his or her best judgment to address any such conflict of interest and ensure that it is resolved in accordance with his or her independent assessment of the best interests of the Fund.

Where the CCO deems appropriate in his or her sole discretion, unaffiliated third parties may be used to help resolve conflicts. In this regard, the CCO shall have the power to retain independent fiduciaries, consultants, or professionals to assist with voting decisions and/or to delegate voting or consent powers to such fiduciaries, consultants or professionals.

Copies of relevant proxy logs, identifying how proxies were voted in connection with the Fund and copies of proxy voting policies are available to any client or prospective client by contacting compliance@bcpartners.com or upon written request to: Mount Logan Management, LLC, Attn: Chief Compliance Officer, 650 Madison Avenue, 23rd Floor, New York, New York 10022.

PART C. OTHER INFORMATION

Item 25.	Financial Statements and Exhibits.

1.	Financial Statements:

Part A: The financial highlights of the Opportunistic Credit Interval Fund (the "Registrant") for the fiscal year ended September 30, 2022 are included in Part A of this registration statement in the section entitled "Financial Highlights."

Part B: The Registrant's audited Financial Statements and the notes thereto in the Registrant's Annual Report to Shareholders for the fiscal year ended September 30, 2022, filed electronically with the Securities and Exchange Commission (the “SEC”) pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”), are incorporated by reference into Part B of this registration statement.

2.	Exhibits:

(a)	(1)	Certificate of Trust[1]

(2)	Amended and Restated Agreement and Declaration of Trust[3]

(b)	Bylaws[2]

(c)	Not Applicable.

(d)	See Item 25(2)(a)(2) and Item 25(2)(b).

(e)	Not Applicable.

(f)	Not Applicable.

(g)	(1)	Investment Advisory Agreement between the Registrant and Mount Logan Management, LLC (the “Adviser”)[3]

(2)	Expense Limitation Agreement between the Registrant and the Adviser[4]

(h)	(1)	Distribution Agreement between the Registrant and ALPS Distributors, Inc. (the “Distributor”)[2]
	(2)	Form of Broker-Dealer Selling Agreement[2]
	(3)	Form of Shareholder Servicer Selling Agreement[2]

(i)	Not Applicable.

(j)	(1)	Custody Agreement between the Registrant and U.S. Bank, N.A.[2]

(k)	(1)	Administration Agreement between Registrant and BC Partners Management, LLC.[2]

	(2)	Sub-Administration and Transfer Agent Services Agreement by and among the Administrator, the Registrant, ALPS Fund Services, Inc. and DST Asset Manager Solutions, Inc. [3]

	(3)	Indemnification Agreements[2]

(l)	(1) Opinion and Consent of Thompson Hine LLP[4]

(m)	Not Applicable.

(n)	Consent of Independent Registered Public Accounting Firm[4]

(o)	Not Applicable.

(p)	Initial Subscription Agreement[2]

(q)	Not Applicable.

(r)	(1)	Code of Ethics of the Registrant and the Adviser[2]

(2)	Code of Ethics of the Distributor.[2]

(s)	(1) Powers of Attorney[2]

[1] [2]	Incorporated by reference to Form N-2 (1933 Act File No. 333-263060) filed on February 28, 2022. Incorporated by reference to Form N-2 (1933 Act File No. 333-263060) filed on June 3, 2022.

[3]	Incorporated by reference to Form N-2 (1933 Act File No. 333-263060) filed on June 27, 2022.

[4]	Filed herewith.

Item 26.	Marketing Arrangements: Not Applicable.

Item 27.	Other Expenses of Issuance and Distribution: Not Applicable.

Item 28.	Persons Controlled by or Under Common Control with Registrant: None.

Item 29.	Number of Holders of Securities as of January 3, 2023:

Title of Class	Number of Record Holders
Class I Shares	16

Item 30.	Indemnification:

Reference is made to Article VIII, Section 2 of the Registrant’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”), incorporated by reference as Exhibit (a)(2) hereto, and to Section 7 of the Registrant’s Distribution Agreement, incorporated by reference as Exhibit (h)(1) hereto. The Registrant hereby undertakes that it will comply the indemnification provisions of the Declaration of Trust and Distribution Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant has entered into indemnification agreements with certain officers of the Fund, which provide specific rights and obligations with respect to the indemnification of such officers. Each indemnification agreement is filed as an exhibit to this Registration Statement.

The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of the Investment Adviser:

Mount Logan Management, LLC, a Delaware limited liability company (the “Adviser”), serves as the investment adviser to the Registrant. Other than the services provided to the Registrant in such capacity and as disclosed in the Adviser’s Form ADV (SEC No. 801-119731), which is hereby incorporated by reference, the Adviser has not engaged in any other business, profession, vocation, or employment of a substantial nature (each such activity, an “Outside Business”) over the past two fiscal years.

All individual directors, executive officers and partners of the Adviser are employees of BC Partners Advisors L.P., located at 650 Madison Avenue, 23rd Floor, New York, New York, 10022. Any additional Outside Business in which a director, executive officer or partner of the Adviser is or has been, at any time during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, is disclosed below:

Name	Company/Address/Role
Edward Goldthorpe	Mount Logan Capital Inc. Suite 800, 365 Bay Street Toronto, Ontario M5H 2V1 (Chief Executive Officer and Chairman)
Henry Wang	Mount Logan Capital Inc. Suite 800, 365 Bay Street Toronto, Ontario M5H 2V1 (Co-President)
Matthias Ederer	Mount Logan Capital Inc. Suite 800, 365 Bay Street Toronto, Ontario M5H 2V1 (Co-President)
David Held	Mount Logan Capital Inc. Suite 800, 365 Bay Street Toronto, Ontario M5H 2V1 (Chief Compliance Officer)

Item 32.	Location of Accounts and Records:

BC Partners Management, LLC, the Fund’s administrator, maintains certain required accounting related and financial books and records of the Registrant at 650 Madison Avenue, 23rd Floor, New York, New York 10022. ALPS Fund Services, Inc. and ALPS Distributors, Inc., the Fund’s sub-administrator and distributor, maintain certain required accounting related and financial books and records of the Registrant at 1290 Broadway, Suite 1000, Denver, Colorado 80203. DST Asset Manager Solutions, Inc., the Transfer Agent, maintains certain required accounting related and financial books and records of the Registrant at PO Box 219169, Kansas City, MO 64121. U.S. Bank, N.A., the Fund’s custodian, maintains certain required accounting related and financial books and records of the Registrant at 425 Walnut Street, Cincinnati, Ohio 45202. The other required books and records are maintained by the Adviser at 650 Madison Avenue, 23rd Floor, New York, NY 10022.

Item 33.	Management Services: Not Applicable.

Item 34.

Undertakings:

1. Not Applicable.

2. Not Applicable.

3. The Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (“Securities Act”);

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3) the portion of any advertisement pursuant to Rule 482 [17 CFR 230.482] under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. Not applicable.

5. Not applicable.

6. Not applicable.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets the requirements for effectiveness of this Registration Statement under Rule 486(b) under the Securities Act of 1933 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 27th day of January 2023.

OPPORTUNISTIC CREDIT INTERVAL FUND

By:	/s/Edward Goldthorpe
Edward Goldthorpe
Chief Executive Officer (Principal Executive Officer), President, Trustee

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on the 27th day of January 2023.

Name	Title	Date
Alexander Duka*	Trustee	January 27, 2023
/s/ Edward Goldthorpe	Chief Executive Officer (Principal Executive Officer), President & Trustee	January 27, 2023
George Grunebaum*	Trustee	January 27, 2023
Robert Warshauer*	Trustee	January 27, 2023
/s/ Jason Roos	Chief Financial Officer (Principal Financial Officer)	January 27, 2023
/s/ Brandon Satoren	Chief Accounting Officer (Principal Accounting Officer and Treasurer)	January 27, 2023

*By:	/s/ Edward Goldthorpe
Edward Goldthorpe
Attorney-in-Fact – Pursuant to Powers of Attorney

EXHIBITS

(g)(2)	Amended and Restated Expense Limitation Agreement
(l)(1)	Opinion and Consent of Counsel
(n)	Consent of Independent Registered Public Accounting Firm